NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

AND

2023 MANAGEMENT INFORMATION CIRCULAR

JUNE 1, 2023

Meeting Information Date: June 1, 2023 Time: 10:00 a.m., Vancouver time Location: meetnow.global/MD5KAHZ

Dear Shareholder:

We are pleased to invite you to the Annual General and Special Meeting of the Shareholders of Galiano Gold Inc. ("Galiano Gold" or the "Company"), which will be held virtually on June 1, 2023, at 10:00 a.m. Pacific Time. The Annual General and Special Meeting provides us with a valuable opportunity to consider matters of importance to the Company with shareholders, and we look forward to your participation. The accompanying Management Information Circular describes the business to be conducted at the meeting and provides information on Galiano Gold's approach to executive compensation and governance practices. We invest significant time and effort to ensure our compensation programs are competitive in the market and appropriately aligned with the achievement of business results and long-term shareholder interests. Your participation in the affairs of the Company is important to us and we encourage you to vote your shares. Please refer to the "General Voting Information" section of the accompanying Management Information Circular for further information on how to properly exercise your voting rights. If you have any questions about the information contained in the circular or require assistance in voting your shares, please contact Laurel Hill Advisory Group, our proxy solicitation agent, by calling toll-free at 1-877-452-7184 (for shareholders in Canada or the United States) or 1-416-304-0211 (for shareholders outside North America) or by e-mail at assistance@laurelhill.com. The Board of Directors and management look forward to your participation at the Annual General and Special Meeting and thank you for your continued support.

Sincerely,

(signed) "Matt Badylak"

Matt Badylak

President & Chief Executive Officer

April 21, 2023

i | Page	| 2023 Information Circular

MEETING AND VOTING INFORMATION

The Annual General and Special Meeting of holders ("Shareholders") of common shares ("Common Shares") of Galiano Gold Inc. (the "Company") will be held online at meetnow.global/MD5KAHZ on Thursday, June 1, 2023, at 10:00 a.m., Pacific Time, (the "Meeting") for the following purposes:

1. To receive the audited financial statements of the Company for its fiscal year ended December 31, 2022, and the report of the auditor thereon (together the "annual financials"), which are available for download under the Company's SEDAR profile at www.sedar.com;

2. To set the number of directors to be elected to the Board of Directors (the "Board") of the Company at six (see "Election of Directors" in the Company's management information circular dated April 21, 2023 (the "Information Circular"));

3. To elect directors of the Company for the ensuing year (see "Election of Directors" in the Information Circular);

4. To approve the amendment of the Company's share option plan, dated for reference September 27, 2011 and amended May 2, 2017, May 22, 2017 and April 30, 2020 (the "Share Option Plan") (see "Summary of Amendments to Share Option Plan" and "Approval of Amended Share Option Plan" in the Information Circular);

5. To approve the unallocated entitlements under the Share Option Plan (see "Approval of Unallocated Entitlements under Share Option Plan" in the Information Circular");

6. To approve the amendment of the Company's share unit plan, dated for reference April 30, 2020 (see "Summary of Amendments to Share Unit Plan" and "Approval of Amended Share Unit Plan" in the Information Circular);

7. To approve the unallocated entitlements under the Share Unit Plan (see "Approval of Unallocated Entitlements under Share Unit Plan" in the Information Circular");

8. To appoint a new auditor of the Company for the ensuing year and to authorize the directors to fix their remuneration (see "Appointment of Auditor" in the Information Circular); and

9. To authorize and approve a non-binding advisory resolution accepting the Company's approach to executive compensation, as more particularly described and set forth in the Information Circular (see "Advisory Vote on Executive Compensation" in the Information Circular).

No other matters are contemplated for consideration at the Meeting, however any permitted amendment to or variation of any matter identified in this Notice of Meeting (the "Notice") may properly be considered at the Meeting. The Meeting may also consider the transaction of such other business as may properly come before the Meeting or any adjournment thereof.

The Company has elected to use the notice-and-access provisions under National Instrument 51-102 - Continuous Disclosure Obligations and National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer (together the "Notice-and-Access Provisions") for this Meeting. Notice-and-Access Provisions are a set of rules developed by the Canadian Securities Administrators that allow a Company to reduce the volume of materials to be physically mailed to Shareholders by posting the Information Circular and any additional annual meeting materials online. Shareholders will still receive this Notice and a form of proxy (the "Proxy") for Registered Shareholders, or a voting instruction form for Beneficial Shareholders (as defined below), and may choose to receive a paper copy of the Information Circular. The Company will not use procedures known as 'stratification' in relation to the use of Notice-and-Access Provisions. Stratification occurs when a reporting issuer using the Notice-and-Access Provisions provides a paper copy of the Information Circular to some Shareholders with a notice package. In relation to the Meeting, all Shareholders will receive the required documentation under the Notice-and-Access Provisions, which will not include a paper copy of the Information Circular unless it is specifically requested.

ii | Page	| 2023 Information Circular

Copies of this Notice of Meeting, the Information Circular, the Proxy and the annual financials (together "Proxy Materials"), are posted on the Company's website (galianogold.com/investors/annual-meeting/default.aspx) and are filed on SEDAR under the Company's profile at www.sedar.com. Any Shareholder who wishes to receive a paper copy of the Information Circular, should contact the Company at Suite 1640, 1066 West Hastings Street, Vancouver, British Columbia, V6E 3X1, or by telephone: (604) 683-8193, or by telephone toll-free: 1-855-246-7341 or by fax: (604) 683-8194 or by email: info@galianogold.com. A Shareholder may also use the toll-free number noted above to obtain additional information about the Notice-and-Access Provisions.

In order to allow for reasonable time to be allotted for a Shareholder to receive and review a paper copy of the Information Circular and submit their vote prior to 10:00 a.m., Pacific Time, on Tuesday, May 30, 2023, any Shareholder wishing to request a paper copy of the Information Circular as described above should ensure such request is received by the Company or Laurel Hill Advisory Group ("Laurel Hill") by May 25, 2023. Under Notice-and-Access Provisions, Proxy Materials must be available for viewing for up to 1 year from the date of posting and a paper copy of the Proxy Materials can be requested at any time during this period.

The Information Circular contains details of matters to be considered at the Meeting. Please review the Information Circular before voting.

Registered Shareholders who are unable to attend the Meeting virtually and who wish to ensure their Common Shares will be voted at the Meeting are asked to complete, date and sign the enclosed form of Proxy, and deliver it in accordance with the instructions set out in the form of Proxy and in the Information Circular. To be effective, the Proxy must be duly completed and signed and then deposited with the Company's registrar and transfer agent, Computershare Investor Services Inc., 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, or voted via telephone, fax or via the internet (online) as specified in the Proxy, no later than 10:00 a.m., Pacific Time, on May 30, 2023. The time limit for the deposit of proxies may be waived or extended by the chair of the Meeting at his or her discretion without notice.

If you hold your Common Shares in a brokerage account, you are a non-registered Shareholder ("Beneficial Shareholder"). Beneficial Shareholders who hold their Common Shares through a bank, broker or other financial intermediary should carefully follow the instructions found on the form of Proxy or Voting Instruction Form provided to them by their intermediary, in order to cast their vote or in order to notify the Company if they plan to attend the Meeting.

DATED at Vancouver, British Columbia, this 21st day of April 2023.

BY ORDER OF THE BOARD

/s/ Matt Badylak

Matt Badylak
President and Chief Executive Officer

iii | Page	| 2023 Information Circular

If you have any questions and/or need assistance in voting your shares, please contact our proxy solicitation agent:

LAUREL HILL ADVISORY GROUP

North American Toll-Free Number: 1-877-452-7184

Collect Calls Outside North America: 416-304-0211

Email: assistance@laurelhill.com

YOUR VOTE IS IMPORTANT. PLEASE VOTE YOUR SHARES TODAY.

iv | Page	| 2023 Information Circular

2023 MANAGEMENT INFORMATION CIRCULAR

i | Page	| 2023 Information Circular

ii | Page	| 2023 Information Circular

2023 MANAGEMENT INFORMATION CIRCULAR
with information as at April 21, 2023 (unless indicated otherwise)

This Information Circular ("Information Circular") is furnished in connection with the solicitation of proxies by the management of Galiano Gold Inc. (the "Company", "Galiano", "we", "us" or "our") for use at the Annual General and Special Meeting (the "Meeting") of its holders ("Shareholders") of Common Shares (defined below) to be held on Thursday, June 1, 2023 at the time and for the purposes set forth in the accompanying Notice of the Meeting.

Our board of directors (the "Board") and management have decided to conduct the Meeting virtually, using the Summit meeting platform. Registered Shareholders and duly appointed proxyholders will be able to vote in real time and ask questions at the Meeting by following the instructions set out in this Information Circular. Non-registered (Beneficial) Shareholders who have not duly appointed themselves as proxyholders may attend the Meeting as guests. Guests may listen but cannot vote at the Meeting or ask questions. We firmly believe that a virtual Meeting gives all Shareholders an equal opportunity to participate, regardless of their geographic location.

In this Information Circular, references to "Common Shares" means common shares without par value in the capital of the Company. "Registered Shareholders" means Shareholders whose names appear on the share register of the Company. "Beneficial Shareholders" means Shareholders who hold their Common Shares with a bank, broker or other financial intermediary and "intermediaries" refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Beneficial Shareholders. References to $ are to US dollars and references to C$ are to Canadian dollars.

GENERAL VOTING INFORMATION

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company. The Company will bear all costs of this solicitation. We have arranged for intermediaries to forward the meeting materials to beneficial owners of the Common Shares held of record by those intermediaries and we may reimburse the intermediaries for their reasonable fees and disbursements in that regard. The Company has also retained Laurel Hill Advisory Group ("Laurel Hill") to assist in connection with the Company's communications with Shareholders and solicitation of proxies. In connection with these services, Laurel Hill is expected to receive a fee of C$35,000, plus reasonable out-of-pocket expenses. The costs of solicitation by management will be borne by the Company.

Notice-and-Access

Notice-and-Access means provisions concerning the delivery of proxy-related materials to Shareholders found in section 9.1.1 of National Instrument 51-102 - Continuous Disclosure Obligations ("NI 51-102"), in the case of Registered Shareholders, and section 2.7.1 of National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer ("NI 54-101"), in the case of Beneficial Shareholders ("Notice-and-Access Provisions"), which allow an issuer to deliver an Information Circular forming part of proxy-related materials to Shareholders via certain specified electronic means provided that the conditions of NI 51-102 and NI 54-101 are met.

Notice-and-Access Provisions allow reporting issuers, other than investment funds, to choose to deliver proxy-related materials to registered holders and beneficial owners of securities by posting such materials on a non-SEDAR website (usually the reporting issuer's website and sometimes the transfer agent's website) rather than by delivering such materials by mail. Notice-and-Access Provisions can be used to deliver materials for both general and special meetings. Reporting issuers may still choose to continue to deliver such materials by mail, and beneficial owners will be entitled to request delivery of a paper copy of the Information Circular at the reporting issuer's expense.

1 | Page	| 2023 Information Circular

Use of Notice-and-Access Provisions reduces paper waste and printing and mailing costs incurred by the issuer. In order for the Company to utilize Notice-and-Access Provisions it must send a notice to Shareholders, including non-registered (Beneficial) Shareholders, indicating that the proxy-related materials have been posted and explaining how a Shareholder can access them or obtain from the Company, paper copies of those materials. This Information Circular has been posted in full on the Company's website and under the Company's profile at www.sedar.com. Any Shareholder who wishes to receive a paper copy of the Information Circular should contact the Company at Suite 1640, 1066 West Hastings Street, Vancouver, British Columbia, V6E 3X1, or by telephone: (604) 683-8193, or by telephone toll-free: 1-855-246-7341 or by fax: (604) 683-8194. A Shareholder may also use the toll-free number noted above to obtain additional information about the Notice-and-Access Provisions.

In order to use the Notice-and-Access Provisions, a reporting issuer must set the Record Date (as defined below) for notice of the meeting to be on a date that is at least 40 days prior to the shareholder meeting in order to ensure there is sufficient time for the materials to be posted on the applicable website and other materials to be delivered to Shareholders. The requirements of that notice of meeting, which requires the Company to (i) provide basic information about the Meeting and the matters to be voted on; (ii) explain how a Shareholder can obtain a paper copy of the Information Circular and any related financial statements and related management discussion and analysis; and (iii) explain the Notice-and-Access Provisions process, have been built into the Notice of Meeting. The Notice of Meeting has been delivered to Shareholders by the Company, along with the applicable voting document: a form of Proxy in the case of Registered Shareholders; or a Voting Instruction Form in the case of non-registered (Beneficial) Shareholders.

As the Company is a reporting issuer and has previously used Notice-and-Access Provisions for delivery of its annual meeting materials, the Company is eligible to abridge the time between the filing of notification of the Meeting and Record Dates and the Record Date indicating its intent to hold the Meeting and to use the Notice-and Access Provisions for delivery of the Proxy Materials related to the Meeting. Notwithstanding, the Company filed its Notice of Meeting and Record Date on March 17, 2023.

The Company will not rely upon the use of 'stratification'. Stratification occurs when a reporting issuer using Notice-and-Access Provisions provides a paper copy of its information circular with the notice to be provided to its Shareholders as described above. In relation to the Meeting, all Shareholders will have received the required documentation under the Notice-and-Access Provisions and all documents required to vote in respect of all matters to be voted on at the Meeting. No Shareholder will receive a paper copy of the Information Circular from the Company or any intermediary unless such Shareholder specifically requests same.

The Company will pay intermediaries, including Broadridge Financial Solutions ("Broadridge"), to deliver proxy-related materials to NOBOs (as defined herein) and the Company will pay intermediaries for delivery of proxy-related materials to OBOs (as defined herein).

Any Shareholder who wishes to receive a paper copy of this Information Circular should make contact with the Company at Suite 1640, 1066 West Hastings Street, Vancouver, British Columbia, V6E 3X1, or by telephone: (604) 683-8193, by telephone toll-free: 1-855-246-7341 or by fax: (604) 683-8194 or by email: info@galianogold.com. In order to ensure that a paper copy of the Information Circular can be delivered to a requesting Shareholder in time for such Shareholder to review the Information Circular and return a proxy or voting instruction form prior to the deadline for receipt of Proxies at 10:00 a.m. on May 30, 2023, it is strongly suggested that a requesting Shareholder ensures their request is received by the Company no later than May 25, 2023.

All Shareholders may call 1-855-246-7341 (toll-free) in order to obtain additional information relating to the Notice-and-Access Provisions or to obtain a paper copy of the Information Circular, up to and including the date of the Meeting, including any adjournment of the Meeting.

2 | Page	| 2023 Information Circular

Appointment of Proxyholders

The individuals named in the accompanying form of proxy (the "Proxy") are officers and/or directors of the Company. If you are a Shareholder entitled to vote at the Meeting, you have the right to appoint a person or company other than either of the persons designated in the Proxy, who need not be a Shareholder, to attend and act for you and on your behalf at the Meeting. You may do so either by inserting the name of that other person in the blank space provided in the Proxy or by completing and delivering another suitable form of proxy.

Shareholders who wish to appoint someone other than the officers and/or directors of the Company as their proxyholder to attend and participate at the Meeting as their proxy and vote their shares MUST submit their proxy or voting instruction form, as applicable, appointing that person as proxyholder AND, if that person will be attending the Meeting online, register that proxyholder online, as described below. Registering your proxyholder is an additional step to be completed AFTER you have submitted your proxy or voting instruction form if your proxyholder will be attending the Meeting. Failure to register the proxyholder will result in the proxyholder not receiving an Invite Code that is required to be able to attend and participate at the Meeting.

To register a proxyholder, Shareholders MUST visit https://www.computershare.com/GalianoGold by 10:00 a.m. on May 30, 2023 and provide Computershare Investor Services Inc. ("Computershare") with the required proxyholder contact information, so that Computershare may provide the proxyholder with an Invite Code. Without an Invite Code, proxyholders will not be able to attend and vote online at the Meeting.

Voting by Proxyholder

The persons named in the Proxy will vote or withhold from voting the Common Shares represented thereby in accordance with your instructions on any ballot that may be called for. If you specify a choice with respect to any matter to be acted upon, your Common Shares will be voted accordingly. The Proxy confers discretionary authority on the persons named therein with respect to:

(a) each matter or group of matters identified therein for which a choice is not specified; and

(b) any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the Proxy, the management appointee acting as a proxyholder will vote in favour of each matter identified on the Proxy and, if applicable, for the nominees of management for election of directors and appointment of auditors as identified in the Proxy.

Registered Shareholders

Registered Shareholders may wish to vote by proxy whether or not they are able to attend the Meeting virtually. Registered Shareholders who wish to submit a proxy may choose one of the following methods:

(a) access the internet website of Computershare at www.investorvote.com. Registered Shareholders must follow the instructions given on Computershare's website and refer to the enclosed Proxy for the holder's account number and the proxy voting control number complete;

(b) date and sign the enclosed Proxy and return it to the Company's transfer agent, Computershare, by fax within North America to 1-866-249-7775, by fax outside North America to 416-263-9524, by mail or by hand to the 8th Floor, 100 University Avenue, Toronto, Ontario, Canada, M5J 2Y1, or by hand delivery to the 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, Canada, V6C 3B9; or

3 | Page	| 2023 Information Circular

(c) call 1-866-732-VOTE (8683) to use a touch-tone phone to transmit voting choices to a toll-free number. Registered Shareholders must follow the instructions of the voice response system and refer to the enclosed Proxy for the toll-free number, the holder's account number and the Proxy voting control number.

Registered Shareholders must ensure the Proxy is received at least 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting (May 30, 2023) or any adjournment thereof. Late proxies may be accepted or rejected by the Chairperson of the Meeting (the "Chair"), in his or her discretion. However, the Chair is under no obligation to accept or reject any particular late proxy. The Chair may waive this time limit for receipt of proxies without notice.

Registered Shareholders who wish to attend the Meeting online must take the following steps:

• On the Meeting date, log on to meetnow.global/MD5KAHZ at least 15 minutes before the Meeting starts.

• Click on "Shareholder".

• Enter your 15-digit control number or click on "Invitation" and enter your invite code.

• Vote when the online ballot is presented during the virtual Meeting.

You have to be connected to the internet at all times to be able to participate in and vote at the Meeting online. It is your responsibility to ensure you stay connected for the entire meeting. It is your responsibility to ensure internet connectivity. You will also need to have the latest version of Chrome, Safari, Edge or Firefox. As internal network security protocols such as firewalls or VPN connections may block access to the meeting platform, please ensure that you use a network that is not restricted by the security settings of your organization or that you have disabled your VPN settings. It is recommended that you log in at least 15 minutes before the start of the Meeting. Note that if you lose connectivity once the Meeting has commenced, there may be insufficient time to resolve your issue before polling is completed. Therefore, even if you currently plan to vote during the Meeting, you should consider voting your shares in advance or by proxy, so that your vote will be counted in the event that you experience any technical difficulties or are otherwise unable to access the Meeting.

We believe that the ability to participate in the Meeting in a meaningful way, including asking questions, is imperative, particularly in light of the decision to hold this year's Meeting virtually. Registered Shareholders, non-registered (Beneficial) Shareholders who have duly appointed themselves as proxyholders, and third-party proxyholders accessing the Meeting (other than those who attend as "guests") will have an opportunity to ask questions at the Meeting in writing by sending a message to the Chair of the Meeting online through the platform. Shareholders will have substantially the same opportunity to ask questions on matters of business before the Meeting as in past years when the annual meeting of shareholders was held in person. Questions properly brought before the Meeting will pertain to the formal business of the Meeting. To assure fairness for all, the Chair will decide and announce the order of questions to be responded to, and the amount of time allocated to each question. The Chair can edit or reject questions considered inappropriate.

Beneficial Shareholders

The following information is of significant importance to Beneficial Shareholders (those Shareholders who do not hold Common Shares in their own name). Beneficial Shareholders should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by Registered Shareholders (those whose names appear on the records of the Company as the registered holders of Common Shares) or as set out in the following disclosure.

If Common Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Common Shares will not be registered in the Shareholder's name on the records of the Company. Such Common Shares will more likely be registered under the names of intermediaries. In the United States, the vast majority of such Common Shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms).

4 | Page	| 2023 Information Circular

Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of meetings of Shareholders. Every intermediary has its own mailing procedures and provides its own return instructions to clients. Beneficial Shareholders should ensure that instructions respecting the voting of their Common Shares are communicated in a timely manner and in accordance with the instructions provided by their intermediary. Your intermediary will not vote your Common Shares without receiving instructions from you.

The voting instruction form supplied to you by your broker will be similar to the proxy provided to Registered Shareholders by the Company. However, its purpose is limited to instructing the intermediary on how to vote your Common Shares on your behalf. Most brokers delegate responsibility for obtaining instructions from clients to Broadridge in the United States and in Canada. Broadridge mails a Voting Instruction Form ("VIF") in lieu of the Proxy provided by the Company. The VIF will name the same persons as are set out in the Company's Proxy to represent your Common Shares at the Meeting.

As an alternative to submitting your voting instructions to your intermediary by completing and returning your VIF, Beneficial Shareholders may vote using the following methods:

• Online - Go to www.proxyvote.com enter your 16-digit control number, located on the VIF and provide your voting instructions.

• Telephone - Call the toll-free number listed on your VIF from a touch tone phone and follow the automatic recording instructions to vote. You will need your 16-digit control number to vote.

Guests, including Beneficial Shareholders who have not duly appointed themselves as proxyholder, can log in to the virtual Meeting as a guest. Guests may view a live webcast of the Meeting but will not be entitled to vote or ask questions. Beneficial Shareholders wishing to participate in the Meeting using the meeting platform must follow the procedures set out below.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purpose of voting Common Shares registered in the name of its intermediary, a Beneficial Shareholder may attend the Meeting as a proxyholder for the intermediary and vote the Common Shares in that capacity. You have the right to appoint a person (who need not be a Beneficial Shareholder of the Company), other than any of the persons designated in the VIF, to represent your Common Shares at the Meeting and that person may be you. To exercise this right, insert the name of the desired representative (which may be you) in the blank space provided in the VIF. The completed VIF must then be returned to Broadridge by mail or facsimile or given to Broadridge by phone or over the internet, in accordance with Broadridge's instructions. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting and the appointment of any Shareholder's representative. If you receive a VIF from Broadridge, the VIF must be completed and returned to Broadridge, in accordance with its instructions, well in advance of the Meeting in order to have your Common Shares voted or to have an alternate representative duly appointed to attend the Meeting and vote your Common Shares at the Meeting.

Beneficial Shareholders who wish to appoint someone (including appointing yourself to attend the Meeting) other than the officers and/or directors of the Company as their proxyholder to attend and participate at the Meeting as their proxy and vote their shares MUST submit their proxy or voting instruction form, as applicable, appointing that person as proxyholder AND, if that person will be attending the Meeting online, register that proxyholder online, as described below. Registering your proxyholder is an additional step to be completed AFTER you have submitted your proxy or voting instruction form if your proxyholder will be attending the Meeting. Failure to register the proxyholder will result in the proxyholder not receiving an Invite Code or username that is required to be able to attend and participate at the meeting.

5 | Page	| 2023 Information Circular

If you are a Beneficial Shareholder and you wish to vote at the Meeting online, you must appoint yourself as proxyholder by inserting your own name in the space provided on the proxy or VIF sent to you by your intermediary, you must follow all of the applicable instructions provided by your intermediary AND if you will be attending the Meeting online, you must also register yourself as your proxyholder. By doing so, you are instructing your intermediary to appoint you as proxyholder. Non-registered (Beneficial) Shareholders who have not appointed themselves as proxyholder cannot vote online during the meeting.

To register a proxyholder, Beneficial Shareholders MUST visit https://www.computershare.com/GalianoGold by 10:00 a.m. on May 30, 2023 and provide Computershare Investor Services Inc. with the required proxyholder contact information, so that Computershare may provide the proxyholder with an Invite Code via email. Without an Invite Code, proxyholders will not be able to attend and vote online at the meeting.

If you are a duly appointed proxyholder or if you have appointed yourself as a proxyholder and the proxyholder registration with Computershare has been completed, you may vote during the Meeting by taking the following steps:

• You will receive log in credentials from Computershare once the proxy deposit deadline has passed.

• On the Meeting date, log on to meetnow.global/MD5KAHZ at least 15 minutes before the Meeting starts.

• Click on "Shareholder".

• Enter your 15-digit control number or click on "Invitation" and enter your Invite Code.

• Vote when the online ballot is presented during the virtual Meeting.

Beneficial Shareholders who have not appointed themselves as proxyholders can attend the Meeting by:

• Going to meetnow.global/MD5KAHZ; and

• Clicking "Guest" and completing the online form.

Guests may view a live webcast of the Meeting but will not be entitled to vote or ask questions. There are two kinds of beneficial owners: those who object to their name being made known to the issuers of securities which they own (called "OBOs" for Objecting Beneficial Owners) and those who do not object (called "NOBOs" for Non-Objecting Beneficial Owners). The Company may be utilizing the Broadridge QuickVote™ service to assist Shareholders with voting their Common Shares. NOBOs may be contacted by Laurel Hill to conveniently obtain a vote directly over the telephone.

If you are a Beneficial Shareholder in the United States to attend and vote at the virtual Meeting, you must first obtain a valid legal proxy from your broker, bank or other agent and then register in advance to attend the Meeting. Follow the instructions from your broker or bank included with these proxy materials or contact your broker or bank to request a legal proxy form. After first obtaining a valid legal proxy from your broker, bank or other agent, to then register to attend the Meeting, you must submit a copy of your legal proxy to Computershare. Requests for registration should be directed to:

Computershare
100 University Avenue
8th Floor
Toronto, Ontario
M5J 2Y1

or

Email at uslegalproxy@computershare.com

6 | Page	| 2023 Information Circular

Requests for registration must be labeled as "Legal Proxy" and be received no later than May 30, 2023 by 10:00am. You may attend the Meeting and vote your shares at meetnow.global/MD5KAHZ during the meeting. Please note that you are required to register your appointment at www.computershare.com/appointee.

Notice to Shareholders in the United States

The solicitation of proxies involves securities of an issuer located in Canada and is being affected in accordance with the corporate laws of the Province of British Columbia, Canada and securities laws of the provinces of Canada. The proxy solicitation rules under the United States Securities Exchange Act of 1934, as amended, are not applicable to the Company or this solicitation, and this solicitation has been prepared in accordance with the disclosure requirements of the securities laws of the provinces of Canada. Shareholders should be aware that disclosure requirements under the securities laws of the provinces of Canada differ from the disclosure requirements under United States securities laws.

The enforcement by Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Company is incorporated under the Business Corporations Act (British Columbia) (the "BCA"), as amended, certain of its directors and its executive officers are residents of Canada and a substantial portion of its assets and the assets of such persons are located outside the United States. Shareholders may not be able to sue a foreign company or its officers or directors in a foreign court for violations of United States federal securities laws. It may be difficult to compel a foreign company and its officers and directors to subject themselves to a judgment by a United States court.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a registered shareholder who has given a proxy may revoke it by:

(a) executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the registered shareholder or the registered shareholder's authorized attorney in writing, or, if the Shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the proxy bearing a later date to Computershare, or at the address of the registered office of the Company at 595 Burrard Street, Suite 2600, Vancouver, British Columbia, V7X 1L3, at any time up to and including the last business day that precedes the day of the Meeting, or in any other manner provided by law, or

(b) virtually attending the Meeting and voting the registered shareholder's Common Shares (as discussed below).

Beneficial Shareholders should follow the instructions found on the Proxy or VIF provided to them from their intermediary.

A proxy will automatically be revoked by either: (i) attendance at the virtual Meeting and participation in a poll (ballot) by a Shareholder, or (ii) submission of a subsequent proxy in accordance with the foregoing procedures. A revocation of proxy does not affect any matter on which a vote has been taken prior to such revocation.

As noted above, if you are using a 15-digit control number to login to the Meeting and you accept the terms and conditions, you will be revoking any and all previously submitted proxies. However, in such a case, you will be provided the opportunity to vote by ballot on the matters put forth at the Meeting. If you DO NOT wish to revoke all previously submitted proxies, do not accept the terms and conditions, in which case you can only enter the Meeting as a guest.

7 | Page	| 2023 Information Circular

BUSINESS OF THE MEETING

Record Date and Entitlement to Vote

Each Shareholder of record at the close of business on April 12, 2023 (the "Record Date") is entitled to vote at the Meeting the Common Shares registered in his or her name on that date. Each Common Share carries the right to one vote on each matter voted on at the Meeting.

Voting Matters

Voting recommendation
Proposal 1	Elect the number of directors to be six (6).	FOR
Proposal 2	Elect the directors named in this Information Circular, each to serve until the next annual meeting of shareholders and until their respective successors are elected and qualified, or until their earlier resignation of removal.	FOR each nominee
Proposal 3	Approve the amendment of the Company's Share Option Plan	FOR
Proposal 4	Approve the unallocated entitlements under the Company's Share Option Plan	FOR
Proposal 5	Approve the amendment of the Company's Share Unit Plan	FOR
Proposal 6	Approve the unallocated entitlements under the Company's Share Unit Plan	FOR
Proposal 7	Appoint the Company's auditor for the ensuing year and authorize the directors to set the auditor's remuneration.	FOR
Proposal 8	Approve, on an advisory basis, the Company's approach to executive compensation.	FOR

A simple majority of affirmative votes cast at the Meeting is required to pass each of the matters scheduled to be acted upon at the Meeting. If there are more nominees for election as directors than there are vacancies to fill, those nominees receiving the greatest number of votes will be elected or appointed until all such vacancies have been filled. If the number of nominees for election is equal to the number of vacancies to be filled, all such nominees will be declared elected or appointed by acclamation.

Number of Directors

The number of individuals to be elected to the Board was last set by ordinary resolution of the Shareholders at the annual general and special meeting of the Company held on April 30, 2020 (the "2020 Meeting"), and that number was seven (7). The Board has determined that the number of individuals to be elected to the Board at the Meeting will be six (6), as Mr. Gordon Fretwell decided not to seek re-election at the Meeting. Therefore, at the Meeting, Shareholders will be asked to approve an ordinary resolution to set the number of directors to be elected to the Board at six (6).

Board recommends a vote to set the number of directors to six.

8 | Page	| 2023 Information Circular

Election of Directors

Please refer to the section entitled "Nominees for election to the Board" of this Information Circular for biographies and more information on the nominees.

The term of office of each of the current directors will end at the conclusion of the Meeting. Unless a director's office is vacated earlier in accordance with the provisions of the BCA, each director elected will hold office until the conclusion of the next annual general meeting of the Company, or if no director is then elected, until a successor is elected or appointed.

Board recommends a vote FOR all the director nominees.

Proxies solicited hereby, unless otherwise specified, will be voted FOR the proposed nominees (or for substitute nominees in the event of contingencies not known at present) who will, subject to the by-laws of the Company and applicable corporate law, hold office until the next annual meeting of Shareholders or until their successors are elected or appointed in accordance with the by-laws of the Company or applicable corporate law.

Majority Voting Policy

The Board believes that each of its members should carry the confidence and support of its Shareholders. Therefore, the Board approved and implemented a majority voting policy (the "Majority Voting Policy"). Nominees for election to the Board have agreed to abide by the Majority Voting Policy. In accordance with the Majority Voting Policy: (a) any director not elected by at least a majority of votes cast for election, in an uncontested election, will immediately offer to submit his/her resignation (the "Subject Director"); (b) the Corporate Governance and Nominating Committee will make a recommendation to the Board with respect to accepting or rejecting the Subject Director's resignation; (c) any Subject Director who has tendered his/her resignation may not participate in the meetings of the Corporate Governance and Nominating Committee on such matter; (d) the Board will determine whether to accept or reject the Subject Director's resignation; (e) the Board will accept the Subject Director's resignation except where exceptional circumstances would warrant the Subject Director remain in place; (f) the Board will issue a press release announcing its decision, and reasons for rejecting the resignation, if applicable, within 90 days of the meeting in question. The full text of the Majority Voting Policy is included in the Company's "Corporate Governance Policies and Procedures Manual" available on the Company's website.

Vote on Amendments to the Share Option Plan

Board recommends a vote FOR approval of the amendments to the Share Option Plan

The Share Option Plan, dated for reference September 27, 2011, was adopted by the Board on August 18, 2011, approved by Shareholders on September 27, 2011, and amended on May 2, 2017, May 22, 2017, and April 30, 2020. To bring the Share Option Plan up to date and in line with Toronto Stock Exchange ("TSX") policies and current market practice, the Board approved amendments to the Share Option Plan as of April 21, 2023.  A copy of the Amended Share Option Plan (as defined below) is appended hereto as Appendix A along with a blackline displaying the changes proposed to the Share Option Plan.

9 | Page	| 2023 Information Circular

Vote on Unallocated Entitlements under the Share Option Plan

Board recommends a vote FOR approval of unallocated entitlements under the Share Option Plan.

Pursuant to TSX policies, all unallocated options, rights or entitlements under a security-based compensation arrangement which does not have a fixed maximum number of securities issuable, must be approved by the listed issuer's security holders every three years after the institution of the arrangement. Accordingly, at the Meeting, Shareholders will be asked to pass an ordinary resolution to approve the unallocated Options issuable pursuant to the Share Option Plan until June 1, 2026.

Vote on Amendments to the Share Unit Plan

Board recommends a vote FOR approval of the amendments to the Share Unit Plan.

The Share Unit Plan, dated for reference April 30, 2020, was adopted by the Board and approved by Shareholders on April 30, 2020. To bring the Share Unit Plan up to date and in line with TSX policies and current market practice, the Board approved amendments to the Share Unit Plan as of April 21, 2023.  A copy of the Amended Share Unit Plan (as defined below) is appended hereto as Appendix B along with a blackline displaying the changes proposed to the Share Unit Plan.

Vote on Unallocated Entitlements under the Share Unit Plan

Board recommends a vote FOR approval of unallocated entitlements under the Share Unit Plan.

Pursuant to TSX policies, all unallocated options, rights or entitlements under a security-based compensation arrangement which does not have a fixed maximum number of securities issuable, must be approved by the listed issuer's security holders every three years after the institution of the arrangement. Accordingly, at the Meeting, Shareholders will be asked to pass an ordinary resolution to approve the unallocated entitlements pursuant to the Share Unit Plan until June 1, 2026.

Appointment of Auditor

Board recommends a vote FOR the appointment of EY as Galiano’s auditor.

The Shareholders will be asked to approve the appointment of Ernst & Young LLP, Chartered Professional Accountants ("EY"), of 1133 Melville Street, Vancouver, British Columbia, V6E 4E5 as auditor of the Company at a remuneration to be fixed by the Board. EY is proposed to replace KPMG LLP ("KPMG") who has been auditor of the Company since August 23, 2011.

On April 17, 2023, the Company filed a notice of change of auditor, a letter from KPMG and a letter from EY (the "Reporting Package") on SEDAR which confirmed that: (i) the resignation of KPMG and appointment of EY were considered and approved by the Board, (ii) there have been no modified opinions in KPMG's reports for the Company's two most recently completed fiscal years or for any period subsequent to the most recently completed period for which an audit report was issued and preceding the date of KPMG's termination, (iii) there were no reportable events (as defined in NI 51-102) in connection with the audits for the period commencing at the beginning of the Company's two most recently completed financial years and ending on the date of KPMG's termination. A copy of the Reporting Package is appended hereto as Appendix "D".

10 | Page	| 2023 Information Circular

The following table discloses the aggregate fees billed for each of the last two fiscal years for professional services rendered by the Company's audit firm for various services(1). These do not include fees for the audit of the statutory financial statements of the joint venture ("JV") between the Company and Gold Fields Limited ("Gold Fields").

	2022 KPMG	2021 KPMG
Audit Fees	C$491,600	C$471,200
Audit-Related Fees	Nil	Nil
Tax Fees	Nil	Nil
All Other Fee[s]	Nil	Nil
Total	C$491,600	C$471,200

(1) "Audit Fees" include fees necessary to perform the annual audit and quarterly reviews of the Company's consolidated financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits. These include "out-of-pocket" costs (including reimbursed costs, technology and support charges or administrative charges) incurred in connection with providing the professional services.

(2) "Audit-Related Fees" include fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements which are not included under the heading "Audit Fees".

(3) "Tax Fees" include fees for all tax services other than those included in "Audit Fees" and "Audit-Related Fees". This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4) "All Other Fees" include all other non-audit services.

Advisory Vote on Executive Compensation

Board recommends a vote FOR approval of the advisory vote on executive compensation.

 The Company endorses a "pay for performance" approach for executive compensation to reinforce the linkages between compensation and the Company's strategic objectives and risk management processes. The Board believes that a "pay for performance" philosophy achieves the goal of attracting and retaining talented executives by rewarding behaviors that reinforce the Company's values while also delivering on its corporate objectives, thereby aligning executives' interests with those of the Company's Shareholders. For a detailed discussion of the Company's executive compensation program, please see "Compensation of Executive Officers" and "Director Compensation".

The purpose of the "Say on Pay" advisory vote is to give Shareholders a formal opportunity to provide their views on the disclosed objectives of the executive compensation plans, and on the plans themselves, by voting on the following non-binding resolution:

11 | Page	| 2023 Information Circular

"RESOLVED, on an advisory basis, and not to diminish the role and responsibilities of the Board of Directors of the Company, the Shareholders of the Company accept the approach to executive compensation disclosed in the Management Information Circular of the Company dated April 21, 2023, delivered in advance of the 2023 Annual General and Special Meeting of the Shareholders of the Company."

As this is an advisory vote, the results will not be binding upon the Board. However, the Board will take the results of the vote into account, as appropriate, when considering future compensation policies, procedures and decisions in determining whether there is a need to significantly increase their engagement with Shareholders on compensation and related matters. The Company will disclose the results of the Shareholder "Say on Pay" advisory vote as a part of its report on voting results for the Meeting. The Board recommends that Shareholders vote FOR the approach to executive compensation as described in the Information Circular. Unless otherwise instructed, the persons named in the accompanying proxy intend to vote FOR the approach to executive compensation as described in the Information Circular.

For information purposes only, the following is a summary of voting results of the "Say on Pay" advisory vote from the prior three annual general meetings of the Company:

	Votes For	% Votes For	Votes Against	% Votes Against
2020	149,361,026	98.93%	1,619,376	1.07%
2021	117,373,003	88.21%	15,694,083	11.79%
2022	119,300,887	98.83%	1,410,354	1.17%

Unless otherwise instructed, the persons designated in the form of proxy intend to vote FOR the Company's approach to executive compensation.

Galiano's Financial Statements

The consolidated financial statements for the fiscal year ended December 31, 2022, and the report of the auditor on the consolidated financial statements made available to Shareholders electronically via the notice-and-access mechanism will be submitted at the Meeting but no vote thereon is required. The consolidated financial statements for the fiscal year ended December 31, 2022, and the report of the auditor on the consolidated financial statements are available on the Company's website, on SEDAR (www.sedar.com), and on EDGAR (www.sec.gov/edgar.shtml).

Other Business

Following the conclusion of the formal business to be conducted at the Meeting, we will invite questions and comments from Shareholders and proxyholders participating through the meeting platform. As of the date of this Information Circular, management is not aware of any changes to the items listed above and does not expect any other business to be brought forward at the Meeting. If there are changes or new business, your proxyholder can vote your Common Shares on these items as he or she sees fit.

General Information

Interest of certain persons or companies in matters to be acted upon

Except with respect to the election of directors, no director or executive officer of the Company, or any person who has held such a position since the beginning of the last completed financial year end of the Company, nor any nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting.

12 | Page	| 2023 Information Circular

Voting securities and principal holders of voting securities

Only Shareholders of record at the close of business on the Record Date who either attend the Meeting virtually or complete, sign and deliver a Proxy in the manner and subject to the provisions described above will be entitled to vote or to have their Common Shares voted at the Meeting.

The Company is authorized to issue an unlimited number of Common Shares. As of the Record Date, there were 224,943,453 Common Shares issued and outstanding, each carrying the right to one vote. No group of Shareholders has the right to elect a specified number of directors, nor are there cumulative or similar voting rights attached to the Common Shares.

To the knowledge of the directors and executive officers of the Company, as at the Record Date, based upon filings made with Canadian and United States securities regulators, the persons who beneficially own, or control or direct, directly or indirectly, voting securities carrying more than 10% of the voting rights attached to any class of voting securities are as follows:

Name	Number of Company's Common Shares	% of Outstanding Company Common Shares
Ruffer LLC	26,348,459	11.71%
Sun Valley Gold LLC	23,718,489	10.54%

CORPORATE GOVERNANCE

Corporate governance refers to the policies, procedures and structure of the board of directors of a company, whose members are elected by and are accountable to the Shareholders of a company. Good corporate governance practices encourage the establishment of a reasonable degree of independence of the board of directors from executive management and the adoption of policies to ensure the board of directors recognizes the principles of good management. The Board is committed to sound corporate governance practices; as such practices are both in the interests of Shareholders and help to contribute to effective and efficient decision-making.

This section sets out the Company's approach to corporate governance and addresses the Company's compliance with National Instrument 58-101 Disclosure of Corporate Governance Practices.

Board Responsibilities

The Board has overall responsibility for the stewardship of the Company. The Board has made public its "Corporate Governance Policies and Procedures Manual" (the "Corporate Governance Manual") which was updated in 2023 and approved by the Board on March 28, 2023. A copy of the Corporate Governance Manual is available on the Company's website and includes position descriptions for the Chair of the Board and each of the Board Committees.

The Board members' responsibilities include:

(a) to oversee management of the Company and, in doing so, at all times to serve the best interests of the Company on behalf of its Shareholders;

(b) to exercise business judgment in discharging their fiduciary duties of care, loyalty and candour, acting on behalf of the Shareholders in the best interests of the Company;

(c) to know and understand the Company and its business by becoming and remaining informed about the Company and all aspects of its business;

13 | Page	| 2023 Information Circular

(d) to oversee management's determination, design and implementation of effective systems of control and gathering of information for periodic and timely reporting on important matters concerning the Company's business, and to periodically review and monitor the integrity of such systems;

(e) to oversee management's establishment and implementation of policies to protect the Company's confidentiality and proprietary information from unauthorized or inappropriate disclosure and to retain confidentiality of matters addressed in all Board discussions and proceedings; and

(f) to attend Board meetings and committee meetings on which they serve, devoting the necessary time, as frequently as required, to inform themselves of and discuss such matters and issues pertaining to the Company's business, and to properly discharge their responsibilities in this regard.

The Board is empowered by governing corporate law, the Company's Articles (as defined herein) and the Corporate Governance Manual to supervise the management of the affairs and business of the Company.

The Board performs its functions through quarterly and extraordinary meetings and has delegated certain of its responsibilities to its committees described below. In addition, the Board has established policies and procedures that limit the ability of management to carry out certain specific activities without the prior approval of the Board.

Long-term strategies and annual operating and capital plans with respect to the Company's operations are developed by senior management and reviewed and approved by the Board.

The Board, through the Audit Committee, has the responsibility to identify the principal risks of the Company's business. It works with management to implement policies to identify the risks and to establish systems and procedures to ensure that these risks are monitored.

The Board, through the Corporate Governance and Nominating Committee, reviews and discusses succession planning for senior management positions as part of the Company's planning process. The Board has, together with the CEO (as defined herein), developed a written position description for the CEO.

The Board, through the Compensation Committee, reviews and discusses Board and executive short and long term compensation matters, and the determination of key performance metrics of the Company and its key executives.

The Board, through the Sustainability Committee, reviews, monitors and makes recommendations, regarding occupational health & safety, human rights, environmental and sustainability policies of the Company (collectively "Sustainability Policies") and assists the Board in its oversight of the implementation of and compliance with the Sustainability Policies.

The Board has delegated responsibility for communication with the public and the Company's Shareholders to its Disclosure Committee. Section IX - Disclosure Controls and Procedures Policy of the Corporate Governance Manual explains the procedures in place that ensure proper dissemination of news releases, and that Shareholders who request public information about the Company receive it in a timely manner. Inquiries by, and communication with, Shareholders are directly managed by senior management.

The Board has delegated responsibility for the integrity of internal controls and management information systems to the Audit Committee. The Company's external auditors report directly to the Audit Committee. In its regular meetings with the external auditors, the Audit Committee discusses, among other things, the Company's financial statements and the adequacy and effectiveness of the Company's internal controls and management information systems.

14 | Page	| 2023 Information Circular

Following Mr. Fretwell's decision not to stand for re-election, and the number of directors being set to six, on March 28, 2023 the Board resolved that after the Meeting the Corporate Governance and Nominating Committee and Compensation Committees would be combined into one committee.

Ethical Business Conduct

The Board has adopted a written Code of Business Conduct and Ethics which is available on the Company's website, included within Section XV - Code of Business Conduct and Ethics in the Corporate Governance Manual (the "Code of Ethics"). The Code of Ethics clearly sets out the Company's standard requirements for the honest and ethical conduct of its directors, officers and employees pertaining to conflicts of interest, timely disclosure, compliance with the law and accountability. The Code of Ethics also clearly states the Company's requirements for fair dealing, and its corporate position on: conflicts of interest and corporate opportunities and gifts, confidentiality and corporate assets, intellectual property, reporting and the effects of violations. The Board requires that all employees, advisors and consultants sign off on the Code of Business Conduct and Ethics upon hire or engagement, and annually thereafter.

The Board has several procedures in place designed to ensure that directors exercise independent judgement in a matter where a director or officer has a material interest. In circumstances in which a director has a conflict of interest, the relevant director must declare his or her interest and refrain from voting and the Corporate Governance and Nominating Committee (without such director's involvement, if necessary) considers the matter in advance of its consideration by the Board.

15 | Page	| 2023 Information Circular

Nominees for Election to the Board

The following disclosure sets out the names of management's six nominees for election as directors, all major offices and positions with the Company and any of its significant affiliates each now holds, each nominee's principal occupation, business or employment, the period of time during which each has been a director of the Company and the number of Common Shares of the Company beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at April 21, 2023.

Board positions: Chair	Paul N. Wright (69), Independent
	Director Since: April 1, 2020
	British Columbia, Canada

Mr. Wright served as President and Chief Executive Officer of Eldorado Gold Corporation ("Eldorado") from October 1999 to April 2017. He joined Eldorado in July 1996 as Vice President, Mining and subsequently as Senior Vice President, Operations in October 1997. Mr. Wright led Eldorado through a period of intense activity through which was created a leading international gold company. Mr. Wright is a graduate of the University of Newcastle Upon Tyne with over 40 years of international experience in the development and operation of open pit and underground mines. He is a member of the Canadian Institute of Mining and Metallurgy, the Institute of Materials, Minerals and Mining, and is a Chartered Engineer (UK).

Mr. Wright was appointed as Interim CEO of Centerra Gold Inc. on September 6, 2022, with this position set to conclude on May 1, 2023.

	Voting results			Board and Committee membership	Attendance
	Year	For	Withheld	Board of Directors	8/8
	2020	99.8%	0.2%
	2021	99.9%	0.1%
	2022	99.1%	0.9%
				Overall attendance	100%
	Other public company boards in past five years
	Centerra Gold Inc.				(2020 to present)
	Securities held at April 21, 2023
	Common Shares				459,900
	DSUs				910,800
	Total value (US$)				885,115
	Meets share ownership requirement

Board positions: Sustainability Committee Compensation Committee	Michael Price (67), Independent
	Director Since: February 6, 2014
	London, United Kingdom

Dr. Price is a mining finance consultant and advisor with over 35 years experience in mining and mining finance. During his career, he has held senior positions at Barclays Capital, Société Générale, and NM Rothschild and Sons and he is also the London Representative of Resource Capital Funds.

	Voting results			Board and Committee membership	Attendance
	Year	For	Withheld	Board of Directors	8/8
	2020	99.8%	0.2%	Corporate Governance and Nominating committee	2/2
	2021	99.7%	0.3%	Sustainability committee	4/4
	2022	99.0%	1.0%	Compensation committee	1/1
				Overall attendance	100%
	Other public company boards in past five years
	Eldorado				(2011 to 2020)
	Entrée Resources Ltd.				(2018 to present)
	Securities held at April 21, 2023
	Common Shares				60,000
	DSUs				790,300
	Total value (US$)				549,232
	Meets share ownership requirement

16 | Page	| 2023 Information Circular

Board positions: Sustainability Committee (Chair) Audit Committee Corporate Governance & Nominating Committee	Judith Mosely (58), Independent
	Director Since: January 1, 2020
	London, United Kingdom

Ms. Mosely is a retired banking executive with over 20 years' experience in the mining and metals banking sector. She most recently held the position of Business Development Director for Rand Merchant Bank ("RMB") in London with responsibility for developing the bank's African business with international mining and metals companies. Prior to RMB she headed the mining finance team at Société Générale in London where her focus was principally on debt financing in Europe, the Middle East and Africa and Australia. She has broad experience across commodity sectors, working with juniors through to multinationals. She is currently a non-executive director of Blackrock World Mining Trust plc, and Eldorado, and a Trustee of Camborne School of Mines Trust, and sits on the board of Women in Mining in the UK. She is also a consultant with Northcott Capital Ltd, a financial advisory firm focusing on mining and renewables.

	Voting results			Board and Committee membership	Attendance
	Year	For	Withheld	Board of Directors	8/8
	2020	99.8%	0.2%	Corporate Governance and Nominating committee	1/1
	2021	99.9%	0.1%	Sustainability committee (chair)	4/4
	2022	99.2%	0.8%	Audit committee	4/4
				Overall attendance	100%
	Other public company boards in past five years
	Blackrock World Mining Trust plc				(2014 to present)
	Eldorado				(2020 to present)
	Securities held at April 21, 2023
	Common Shares				nil
	DSUs				744,700
	Total value (US$)				481,022
	Meets share ownership requirement

Board positions: Corporate Governance & Nominating Committee (Chair) Compensation Committee	Dawn Moss (69), Independent
	Director Since: Oct 2, 2021
	British Columbia, Canada

Ms. Moss was appointed to Galiano's Board of Directors in 2021. She brings over 25 years of leadership experience with publicly traded companies on the TSX and the NYSE, most recently as Executive Vice President, Administration, at Eldorado. She has served as a director on private and public boards of domestic and international companies, serving most recently as a Board and Committee member for Roxgold Inc. before its acquisition by Fortuna Silver Mines Inc. Ms. Moss is a Fellow of the ICSA (The Chartered Governance Institute) and an Accredited Director.

	Voting results			Board and Committee membership	Attendance
	Year	For	Withheld	Board of Directors	8/8
	2020	n/a	n/a	Corporate Governance and Nominating committee (chair)	3/3
	2021	n/a	n/a	Sustainability committee	2/2
	2022	98.9%	1.1%
				Overall attendance	100%
	Other public company boards in past five years
	Roxgold Inc.				(February - July 2021)
	Securities held at April 21, 2023
	Common Shares				59,000
	DSUs				674,000
	Total value (US$)				473,465
	Meets share ownership requirement

17 | Page	| 2023 Information Circular

Board positions: Audit Committee (Chair) Sustainability Committee	Greg Martin (55), Independent
	Director Since: June 2, 2022
	British Columbia, Canada

Mr. Martin brings more than 25 years of experience in the natural resources industry, he is currently Chief Financial Officer of Nevada Copper, and previously from 2012 to 2021 as Chief Financial Officer of SSR Mining where he led all financial and risk management operations, as well as being responsible for IT, legal and non-operating countries.

Mr. Martin is a Member of the Association of Professional Engineers and Geoscientists of BC, and a Chartered Professional Accountant.

	Voting results			Board and Committee membership	Attendance
	Year	For	Withheld	Board of Directors	3/3
	2020	n/a	n/a	Audit Committee (Chair)	2/2
	2021	n/a	n/a	Sustainability Committee	2/2
	2022	99.3%	0.7%
				Overall attendance	100%
	Other public company boards in past five years
	None
	Securities held at April 21, 2023
	Common Shares				Nil
	DSUs				631,400
	Total value (US$)				407,839
	Meets share ownership requirement

Board positions: Chief Executive Officer	Matt Badylak (42), Non-Independent
	Director Since: June 14, 2021
	British Columbia, Canada

Mr. Badylak was appointed to the position of President and Chief Executive Officer on 14 June 2021. Prior to this, Matt was EVP and Chief Operating Officer at Galiano where he took the lead in building the Company's senior executive technical team. Matt is a mining professional with 20 years of extensive experience in senior management and operational planning covering Australia, Mongolia, China, Canada, Turkey and Ghana. Prior to joining Galiano in 2020, Matt held progressively senior roles with Eldorado, culminating in General Manager, Kisladag gold mine. Throughout his career, Matt has built strong, result orientated teams and executed on multiple cost saving and operational efficiency programs which have yielded significant shareholder returns.

Matt holds a Bachelor of Science in Extractive Metallurgy and a Bachelor of Science in Chemistry from Murdoch University in Perth and is a member of the Australian Institute of Mining and Metallurgy.

	Voting results			Board and Committee membership	Attendance
	Year	For	Withheld	Board of Directors	8/8
	2020	n/a	n/a
	2021	n/a	n/a
	2022	99.0%	1.1%
				Overall attendance	100%
	Other public company boards in past five years
	None
	Securities held at April 21, 2023
	Common Shares				88,510
	PSUs				954,892
	RSUs				25,000
	Total value (US$)				690,110
	Mr. Badylak has until Nov 2026 to meets the share ownership requirements

(1) The information as to principal occupation, business or employment and Common Shares beneficially owned or controlled is not within the knowledge of the management of the Company and has been furnished by the respective nominees.

18 | Page	| 2023 Information Circular

(2) None of the proposed nominees for election as a director of the Company are proposed for election pursuant to any arrangement or understanding between the nominee and any other person.

(3) As of April 21, 2023, the directors and officers of the Company and their associates and affiliates, as a group beneficially owned, directly or indirectly, or exercised control or direction over, an aggregate of approximately 826,810 Common Shares of the outstanding Common Shares of the Company.

Board Composition and Skills

Constitution and Independence of the Board

Following the last annual general meeting, the Board completed an internal assessment regarding the need for Board renewal and sought the perspective of key Shareholders on this subject, having regard to the fact that the Board's composition included several long tenured Directors. As a result of this process Mr. Fretwell will not be standing for re-election at the Meeting.

At the time of preparing the Information Circular, the Board comprises seven persons, of whom six are independent directors. After the Meeting, and assuming the election of all proposed directors the Board will comprise six directors, five of the six directors will be independent, including Messrs. Price, Wright, Martin, Ms. Mosely and Ms. Moss. Directors are considered to be independent if they have no direct or indirect material relationship with the Company. A "material relationship" is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director's independent judgment. Mr. Badylak currently serves as the Company's CEO and as such is not considered to be independent.

The following table outlines the composition of the Board in terms of independence, diversity, tenure and commitment to the Company:

Director	Independence	Gender	Age	Other public company boards	Current Public company Executive positions	Board and key Committee attendance	Tenure (years)
Paul Wright (Chair)	Independent	Male	69	1	Yes(1)	100%	3
Michael Price	Independent	Male	67	1	No	100%	9
Judith Mosely	Independent	Female	58	1	No	100%	2
Dawn Moss	Independent	Female	69	0	No	100%	2
Greg Martin	Independent	Male	55	0	Yes	100%	1
Matt Badylak	Non-Independent	Male	42	0	Yes	100%	2

(1) At December 31, 2022 Mr. Wright was the Interim CEO of Centerra Gold Inc. ("Centerra") while it searched for a new CEO. On March 13, 2023, it was announced that a new CEO was retained to start on May 1, 2023 whereupon Mr. Wright will recommence his position as a non-executive director of Centerra.

Mr. Wright's primary roles, as Chair, are to chair Board meetings and manage the affairs of the Board, including assuring that the Board is organized properly, functions effectively and meets its obligations and responsibilities.

Mr. Wright is responsible for, among other things: (i) assuring that the Board is alert to its obligations to the Company, shareholders, management, other stakeholders and pursuant to law; (ii) establishing procedures to govern the Board's work; (iii) assuring appropriate flow of information to the Board and reviewing adequacy and timing of documentary materials in support of management's proposals; (iv) maintaining a liaison and communication with all directors and committee chairs to co-ordinate input from directors and optimize the effectiveness of the Board and its committees; and (v) ensuring that major Company initiatives have proper and timely Board understanding, consideration, oversight and approval.

19 | Page	| 2023 Information Circular

Other Directorships

See disclosure under "Nominations for Election to the Board" above.

Meeting Attendance

The Board facilitates its independent supervision over management by holding regular meetings of the Board to discuss the operations of the Company.

The Board understands the need for it to maintain a significant degree of independence from management. The independent members of the Board have an opportunity to meet without management once after every Board meeting. For the year ended December 31, 2022, the Company held a total of eight formal Board meetings and its members were in frequent communication via email and other means. The attendance record of each member of the Board has been noted under "Nominations for Election to the Board" above.

Skills Composition of the Board

The skill sets represented at the Board level include managerial, technical, financial, corporate, legal governance and commercial. Particularly, members have a broad range of experience and expertise in the gold business. The skills matrix below sets out the mix of skills and diversity of the Board.

Competencies(1)	Paul Wright	Michael Price	Judith Mosely	Dawn Moss	Greg Martin	Matt Badylak
Mining operations	✓	✓			✓	✓
Health, safety and environment	✓	✓	✓		✓	✓
Financial acumen	✓	✓	✓		✓
Talent management	✓	✓		✓	✓	✓
Corporate governance	✓	✓		✓	✓
Mergers and acquisitions	✓	✓	✓	✓	✓
International business experience	✓	✓	✓	✓	✓	✓
Risk management	✓	✓	✓	✓	✓	✓
Technology		✓			✓

(1) Definition of competencies

Mining Operations: Leadership experience with a prominent resource company with mining, mineral reserves, exploration or processing expertise.

Health, safety, and environment: Experience with establishing and implementing health and safety, environmental and social policies and procedures.

Financial acumen: Senior executive experience in financial accounting, reporting and corporate finance (with familiarity with internal controls and IFRS).

Talent management: Experience in executive compensation, succession planning, talent management and retention strategies.

Corporate governance: Senior leadership in corporate governance structures, policies and procedures.

Mergers and acquisitions: Experience in investment banking, capital markets and mergers and acquisitions.

International business experience: Senior executive and/or board experience in working in one or more international jurisdictions including exposure to a range of political, cultural and regulatory environments.

Risk management: Experience identifying, assessing, managing and reporting on principle risks affecting organizations.

Technology: Experience with implementing and developing business information systems and/or cyber security processes.

The skills matrix will continue to be used by the Corporate Governance and Nominating Committee for continuing education requirements and recommendations of future director candidates.

20 | Page	| 2023 Information Circular

The Corporate Governance and Nominating Committee has determined that the six director nominees possess the competencies necessary for the Board to effectively fulfill its responsibilities.

Orientation and Continuing Education

New directors are provided with materials with respect to the Company, as well as orientation with respect to relevant corporate issues, including short-, medium- and long-term corporate objectives, business risks and mitigation strategies, corporate governance guidelines and existing policies of the Company. New directors also meet with members of the executive management team to educate themselves on the nature and operation of the Company's business and have an opportunity to visit the Company's operations. As each director has a different skill set and professional background, orientation and training activities are tailored to the particular needs and experience of each director.

All directors have access to an electronic board portal where Company information is posted and updated. Directors receive monthly reports on business operations from management. Board and committee members may also meet periodically with management, between regularly scheduled meetings, to receive other matters of importance to the Company.

Board members are encouraged to communicate with management, auditors and technical consultants to keep themselves current with industry trends and developments and changes in legislation. Board members have full access to the Company's records. There are technical presentations at Board meetings and the question and answer portions of these presentations are a valuable learning resource for the non-technical directors.

During 2022, two formal educations sessions were held for the Board to which all members attended; one covering the insurance landscape for mining companies, and a second focused on cyber risk and cyber security mitigation specifically focussed on the mining industry. Other training undertaken by individual directors is listed in the table below;

Director	Course / Event	Dates
Paul Wright	Various mine site visits, including the Asanko Gold Mine	Various 2022
Michael Price	Various mine site visits, including the Asanko Gold Mine	Various
	Mining Indaba Conference	May 2022
	Mines & Money Conference	November 2022
	Cyber security and diversity training	Various
	Senior Mining management dinners	Bi-monthly
Judith Mosely	Mine site visit to the Asanko Gold Mine	September 2022
	Masters in Sustainability Leadership (Cambridge University)	To complete in 2023
Dawn Moss	Mine site visit to the Asanko Gold Mine	September 2022
	Sustainability, Climate Change & Net Zero: the importance of Governance for Success	April 2023
	CGIC on Brand - Ever evolving ESG & Beyond	April 2023
	Board Composition and Director Selection: Moving Beyond the Matrix	April 2023
Greg Martin	Various mine site visits, including the Asanko Gold Mine	Various
	Audit committee and financial reporting updates	Various
	Ethical Decision Making: Exploring the Hidden Influence of Unconscious Bias in the Conscious Mind	December 2022
Matt Badylak	Mine site visit to the Asanko Gold Mine	September 2022

21 | Page	| 2023 Information Circular

The orientation and continuing education process will be reviewed on an annual basis and will be revised accordingly.

Assessments

The Board monitors the adequacy of information given to directors, communication between the Board and management and the strategic direction and processes of the Board and its committees. This function is carried out by the Corporate Governance and Nominating Committee whose evaluations and assessments are used in connection with its duty of evaluating and recommending persons as nominee candidates for the position of director of the Company. Additionally, annual skills self-assessments are conducted by each Board Member, under the oversight of the Corporate Governance and Nominating Committee, the results of which are communicated to the Board.

Information Security

The effectiveness of our information technology systems is crucial to the success of our operations. We rely on the appropriate safeguards to protect our systems, along with regular maintenance, upgrades, and replacements of networks, equipment, software, and information technology systems. Additionally, proactive expenditures are necessary to reduce the likelihood of any failures that may occur.

As our reliance on electronic data communication and storage, including the utilization of cloud-based services and personal devices, continues to grow, we face evolving technological risks associated with this information and data. Such risks encompass targeted attacks on our own systems or those of third parties that we depend on.

Even though we take precautions to safeguard our information and data, such as deploying monitoring and threat detection systems, the Company employs an external outsourced Cyber Security Operations Centre to actively monitor and prevent cybersecurity incidents, conducting regular audits, and carrying out vulnerability testing, we cannot guarantee absolute security of this information and data. There may be occasions when we are vulnerable to malware, cyber-attacks, or other unauthorized access or usage of our information and data.

Employees and directors completed focused training on cyber security threats and tools to manage cyber security risk in 2022. The Company also regularly conducts phishing simulations as an education tool for its workforce and the Board.

The Chief Financial Officer oversees the IT department, and significant IT matters are reported to the Audit Committee of the Board quarterly. Galiano has not encountered any significant losses resulting from cyber-attacks or other information security breaches at this time.

Director Compensation

The Company establishes director compensation after considering the advice of independent consultants, with a view to establishing compensation that is competitive with peer group mining companies. Only non-executive directors are compensated for service on the Board.

Director compensation was reviewed in detail in 2022 with the assistance of Global Governance Advisors Inc. ("GGA") who has advised the Company on executive and director compensation since 2017 (see "Compensation Consultant or Advisor" for more detail). Galiano's director compensation program was determined to be market competitive with its peer group and the broader mining industry, so no adjustments were recommended at that time.

22 | Page	| 2023 Information Circular

With this in mind, all non-executive directors receive retainers for their service on the Board, as follows:

Type of fee	Amount (CAD)(1)	Amount (USD equivalent)(2)
Annual retainers
Chair of the Board	$140,000	$107,688
Board members (other than Chair)	$50,000	$38,460

Committee and other fees
Audit Committee Chair	$16,000	$12,307
Chairs of Compensation, Corporate Governance and Nominating, and Sustainability Committees	$10,000	$7,692
Membership of Audit Committee	$7,500	$5,769
Membership of Compensation, Nominating and Governance and Sustainability Committees	$6,000	$4,615

(1) Fees may be paid in either cash or Deferred Share Units ("DSUs"), at the election of the individual director.

(2) Converted to USD at 1.300, being the average rate for the year ended December 31, 2022.

Directors are also provided an annual equity award equivalent to US$150,000.

In addition, directors are entitled to be reimbursed for reasonable travel and other expenses properly incurred by them in attending meetings of the Board and directors or any committee thereof or otherwise in connection with their services as directors.

Director Equity Awards

DSU Plan

Each DSU is a share unit that is equal in value to a Common Share of the Company and is only paid out once a director leaves the Board. Following a director's departure from the Board, the director may elect, at any time up to December 15 of the calendar year following the year of their departure from the board, to have his or her DSUs redeemed for cash based on the value of the Common Shares on a redemption date subsequent to his or her notice of resignation from the Board.

Director Options and Restricted Share Units ("RSUs")

Non-executive directors of the Company have not received Options (as defined below) nor RSUs since 2020.

Summary of Director Compensation for 2022

Name	Fees earned(1) ($)	DSUs taken in lieu of fees ($)	Share-based awards(2) ($)	Option- based awards ($)	All other compensation ($)	Total ($)
Paul Wright	80,766	28,726	153,962	-	-	263,454
Gordon J. Fretwell	42,402	15,080	153,962	-	-	211,445
Michael Price	40,075	10,169	153,962	-	-	204,207
Judith Mosely	54,613	-	153,962	-	-	208,576
Dawn Moss	50,767	-	153,962	-	-	204,730
Greg Martin(3)	11,538	22,164	92,436	-	-	126,137

(1) Directors may elect to receive all or a portion of their earned annual retainers as DSUs, in lieu of cash.

(2) Share-based awards refer to annual equity awards in DSUs and were calculated based on the underlying share price at the date of the award, translated into US dollars at the prevailing exchange rate.

(3) Greg Martin was appointed to the Board on June 2, 2022.

23 | Page	| 2023 Information Circular

Outstanding Option and Share-Based Awards

The following table sets out all equity awards outstanding as at December 31, 2022 for each non-executive director at that time:

Name	Option-based Awards				Share-based Awards
	Number unexercised Options	Option exercise price (C$)	Option expiration date	Value of unexercised in-the- money Options (C$)(1)	Number unvested RSUs	Value of unvested RSUs(3) (C$)	Number unvested DSUs	Value of unvested DSUs(3) (C$)
Paul Wright	173,000	1.23	1-Apr-25	Nil
			Total	Nil	1,027,334(2)	$739,680	520,300	$374,616
Gordon J. Fretwell	15,000	1.07	6-Feb-23	Nil
	180,000	0.98	21-Feb-24	Nil
	115,000	1.29	28-Feb-25	Nil
			Total	Nil	19,000	$13,680	488,900	$352,008
Michael Price	5,000	1.07	6-Feb-23	Nil
	120,000	0.98	21-Feb-24	Nil
	115,000	1.29	28-Feb-25	Nil
	Nil	n/a	Total	Nil	19,000	$13,680	477,600	$343,872
Judith Mosely	115,000	1.29	28-Feb-25	Nil
			Total	Nil	19,000	$13,680	454,200	$327,024
Dawn Moss	Nil	n/a	n/a	Nil	Nil	Nil	383,500	$276,120
Greg Martin	Nil	n/a	n/a	Nil	Nil	Nil	263,700	$189,864

(1) Calculated based on the market price of the underlying Common Shares on December 31, 2022 of C$0.72 and the exercise price of the Option.

(2) Includes 1,000,000 phantom share units granted to Mr. Wright that will vest on November 6, 2023.

(3) Calculated based on the market price of the underlying Common Shares on December 31, 2022 of C$0.72.

Value Vested During the Year

The following table sets out the value vested or earned under incentive plans during the year ended December 31, 2022, for each non-executive director:

Name	Option-based awards - Value vested during the year ($)(1)	Share-based awards - Value vested during the year ($)(2)(3)	Non-equity incentive plan compensation - Value earned during the year ($)
Paul Wright	Nil	$11,583	Nil
Gordon J. Fretwell	Nil	$26,927	Nil
Michael Price	Nil	$26,927	Nil
Judith Mosely	Nil	$9,271	Nil
Dawn Moss	Nil	Nil	Nil
Greg Martin	Nil	Nil	Nil

(1) The value vested is based on the difference between underlying share price at the date of vesting and the exercise price of the Option vesting.

(2) The value vested is based on the underlying share price at the date of vesting.

(3) DSU's are not considered to have vested until the Director leaves the Board as they are not redeemable before that time.

24 | Page	| 2023 Information Circular

Director Share Ownership Requirements

The Board has established share ownership guidelines for our directors. We expect each director to accumulate at least three (3) times the value of their annual cash retainer in the Common Shares and/or share based awards (such as DSUs and RSUs where applicable) of the Company, valued based on the greater of the value at the time of the grant or purchase, and the period end market price. These guidelines are to be satisfied by the date that is five (5) years from the date the policy was adopted or the applicable director is appointed or elected as a director of the Company.

Name	Equity Ownership at December 31, 2022		Total Equity at Risk (C$)(1)	Share Ownership Requirement (C$)	Meets Share Ownership Guidelines
	Common Shares	Share units
Paul Wright	459,900	547,634	$751,398	$420,000	Yes
Gordon J. Fretwell	114,800	507,900	$534,623	$150,000	Yes
Michael Price	60,000	496,600	$468,902	$150,000	Yes
Judith Mosely	Nil	473,200	$391,100	$150,000	Yes
Dawn Moss	59,000	383,500	$305,325	$150,000	Yes
Greg Martin	Nil	263,700	$181,953	$150,000	Yes

(1) Value is calculated as the higher of a) the cost of acquisition or grant and b) the market value on December 31, 2022.

Name	Equity Ownership at April 21, 2023		Total Equity at Risk (C$)(1)	Share Ownership Requirement (C$)	Meets Share Ownership Guidelines
	Common Shares	Share units
Paul Wright	459,900	910,800	1,192,161	$420,000	Yes
Gordon J. Fretwell	114,800	779,400	777,954	$150,000	Yes
Michael Price	60,000	790,300	739,761	$150,000	Yes
Judith Mosely	Nil	744,700	647,889	$150,000	Yes
Dawn Moss	59,000	674,000	637,710	$150,000	Yes
Greg Martin	Nil	631,400	549,318	$150,000	Yes

(1) Value is calculated as the higher of a) the cost of acquisition or grant and b) the market value on April 21, 2022.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

None of the individuals named above is or has been within the past ten years a director, chief executive officer or chief financial officer of any company that:

(a) was subject to a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(b) was subject to a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Except as disclosed below, none of the individuals named above is or has been within the past ten years, a director or executive officer of any company that, while that person was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, or has, within the past ten years become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

25 | Page	| 2023 Information Circular

In addition, none of the individuals named above has been subject to:

(a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable Shareholder in deciding whether to vote for a nominee as director.

Mr. Paul N. Wright was a director of Nordic Mines AB ("Nordic") until November 17, 2012. On July 8, 2013, Nordic announced that it had requested a court-appointed administrator for itself and two of its subsidiaries. The appointment of the administrator was terminated on September 1, 2014, when Nordic entered into an agreement with its creditors and lenders regarding a debt write-off. The final condition for the debt write-off was satisfied on September 10, 2014, and Nordic has since completed the repurchase of its outstanding bank debt from its lenders.

Advance Notice Provisions

At the 2020 Meeting, the Shareholders approved the new Articles of the Company (the "Articles") which include advance notice provisions (the "Advance Notice Provisions") with respect to the nomination of individuals for election as director. A copy of the Notice of Meeting and Information Circular prepared for the 2020 Meeting including the resolution to amend and replace the existing Articles of the Company with the Articles, which include the Advance Notice Provisions were filed on SEDAR on March 24, 2020.

The Advance Notice Provisions provide Shareholders, directors and management of the Company with a clear framework for nominating directors. Among other things, the Advance Notice Provisions fix a deadline by which holders of Common Shares must submit director nominations to the Company prior to any annual or special meeting of Shareholders and sets forth the minimum information that a Shareholder must include in the notice to the Company for the notice to be in proper written form.

A copy of the Articles as referred to in the Information Circular prepared for the 2020 Meeting, was filed under the Company's SEDAR profile on March 24, 2020, at www.sedar.com.

The Company has not received notice of a nomination in compliance with the Articles and, as such, any nominations other than nominations by or at the direction of the Board or an authorized officer of the Company will be disregarded at the Meeting.

COMPENSATION OF EXECUTIVE OFFICERS

Compensation Discussion and Analysis

Named Executive Officers ("NEOs")

In this section NEOs means the Chief Executive Officer ("CEO"), the Chief Financial Officer ("CFO") and each of the three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year and whose total compensation was more than $150,000, as well as any additional individuals for whom disclosure would have been provided except that the individual was not serving as an executive officer of the Company at the end of the most recently completed financial year.

26 | Page	| 2023 Information Circular

For the purposes of the following disclosure, each of the following individuals were an "NEO" of the Company during the year ended December 31, 2022:

NEO	Office
Matt Badylak	President and CEO
Matthew Freeman	Executive Vice President and CFO(1)
Todd Romaine	Executive Vice President Sustainability
Markus Felderer	Senior Vice President Corporate Development
Richard Miller	Vice President Technical Services
Fausto Di Trapani	Former Executive Vice President and CFO(2)

(1) Mr. Freeman was previously Senior Vice President Finance and was appointed as CFO on April 12, 2022.

(2) Mr. Di Trapani left the Company on April 12, 2022.

Compensation Philosophy

The Company's overarching goal in setting executive compensation is to provide competitive compensation with a view to attract, motivate and retain highly qualified executive officers capable of achieving both the Company's strategic and short-term performance objectives while ultimately preserving and creating long-term Shareholder value. The Company seeks to accomplish this through the following:

• Market competitive positioning relative to peers balanced by compensation arrangements that are internally equitable, reflecting that the Company's executives' function as an integrated team;

• Focus on "at-risk" compensation: a significant portion of NEO compensation is delivered in variable incentive compensation that is tied to the Company's financial and operational performance and personal performance objectives; and

• Minimize excessive or inappropriate risk-taking behavior with a focus on long-term compensation: the intent of the Company is that a substantial proportion of incentive compensation for NEOs is delivered through long-term incentives with vesting periods of three (3) years.

What We Do

We pay for performance	We maintain a robust Clawback Policy

We regularly review compensation	We conduct an annual Say On Pay advisory vote

We promote retention with equity awards that typically vest over three years	We have an anti-hedging policy and an insider trading policy

We have a double-trigger severance and equity vesting upon a change of control for senior executives	We have director and executive officer share ownership guidelines

We design our compensation plans to mitigate undue risk-taking	We have an independent Compensation Committee, with all members being independent directors

We ensure there are caps on incentive payouts	We receive independent advice from third party experts

27 | Page	| 2023 Information Circular

What We Do Not Do

We do not guarantee incentive compensation	We do not grant Options to non-executive directors

We do not reprice underwater Options	We do not provide tax gross ups in connection with change of control severance payments

We do not provide excessive benefits and perquisites

Compensation Governance and Risk Management

The Board has overall responsibility for the oversight of the Company's risk management plans, policies and practices. The Compensation Committee is responsible for overseeing compensation policies and practices to ensure incentives do not encourage executives to take risks that would be reasonably likely to have a material adverse effect on the Company. The Compensation Committee has adopted a number of practices that are aligned with best governance practices and serve to help ensure that the compensation program does not encourage excessive risk-taking. The Company has adopted the following governance programs to assist in the management of its compensation program:

• Low dilution to Shareholders - It is the Compensation Committee's intention to maintain a low annual dilution rate ("Burn Rate"). The 3-year average Burn Rate as of 2022 was 2.2%, which is within a reasonable market range (see "Stock Option Overhang, Dilution and Burn Rates" for the calculation of the Company's Burn Rate);

• Pay for performance - A significant portion of each NEO's compensation is provided in the form of Short-Term Incentive and Long-Term Incentives (Options, RSUs, and Preferred Share Units ("PSUs")) in addition to their base salary;

• Regular review of peer group - The Compensation Committee regularly reviews the applicability of the compensation peer group for NEOs and adjusts the peer group, as necessary, to ensure it remains relevant and comparable with the ever-evolving size and scope of the Company's operations;

• Relevant performance metrics - The performance metrics and expected performance levels for the STIP (as defined below) are reviewed on an annual basis to ensure the metrics and expected performance focus the NEOs on relevant activities for the business and tie payouts to positive performance for the Company's Shareholders;

• Threshold performance expectations before incentive payouts are made - Threshold performance expectations are set to make sure that a minimum level of performance is achieved against short-term incentive performance metrics before payouts can be made for that metric. Share option grants, due to the requirement for the Company's share price to exceed the exercise price on grant date for value to be earned upon exercise, also act as a minimum performance expectation in the long run. The Company has also established a PSU plan that requires a minimum level of performance be achieved before PSU awards will vest;

• Caps on incentive payouts - Payouts under the STIP cannot exceed 150% of target. PSU awards also have a cap of 150% of the number of units that can vest depending upon defined performance criteria;

• Modest benefits and perquisites - Benefits and perquisites are set at competitive levels, but represent a small part of total NEO compensation;

28 | Page	| 2023 Information Circular

• Clawback Policy - Under this policy, the Company may require the reimbursement of all or a portion of any performance-based incentive compensation paid to an executive officer in the event of a financial statement restatement due to the executive officer's conduct which caused or contributed to the Company's non-compliance which resulted in the restatement. Under the Clawback Policy, the Company may recoup incentive compensation which is in excess of the compensation that would have been paid to the executive under the restatement;

• No excessive change of control or termination without cause severance obligations - NEO severance obligations are capped at no higher than 24 months salary and bonus (plus an additional pro rated bonus for the CEO) in the case of a change of control and 12 months base salary (24 months for CEO) in the case of a termination without cause;

• Double Triggers - Change of control provisions in the Company's employment agreements for senior executives are double trigger and are effective only when there is both a change in control of the Company and a termination of employment;

• Independent Advice - The Compensation Committee from time to time engages its own independent advisor to support its decisions regarding executive and Board compensation;

• Review of compensation risk - The Compensation Committee monitors the risk inherent within its compensation program to confirm the program does not encourage excessive risk-taking;

• Say on Pay Vote - In the spirit of good governance, the Board mandates a Say on Pay Policy;

• "Anti-hedging" policy - As part of the Company's Insider Trading Policy, the Board adopted a policy whereby no officer or director shall acquire financial instruments that are designed to hedge or offset a decrease in market value of Options or equity securities granted as compensation or held directly or indirectly by the officer or director;

• Share ownership policy - The Company recognizes the importance of assuring that the interests of directors and executive management are aligned with that of the Company's Shareholders. Therefore, the Company has a share ownership policy for the Board and members of executive management; and

• Insider trading policy - The policy restricts executives, the Board and certain other officers and employees from trading, directly or indirectly, in the Company's securities or in derivatives related to the Company's securities during times when "material information" concerning the Company exists that has not been disseminated.

Compensation Consultant or Advisor

The Compensation Committee first retained Global Governance Advisors Inc. ("GGA") in 2017 to assist the committee in reviewing executive officer and director compensation and to make recommendations surrounding changes to the Company's equity incentive plans. GGA is an internationally recognized, independent advisory firm that provides counsel to boards of directors on matters relating to executive compensation and governance.

In 2022, GGA performed a detailed review of the Company's director and executive compensation philosophy, comparative benchmarking, and reviewed its proxy circular. This included review and updates to the Company's peer group.

29 | Page	| 2023 Information Circular

The Company incurred the following fees for GGA's work over the past two (2) years:

Year	Executive Compensation Related Fees	All Other Fees
2022	C$31,689	Nil
2021	C$12,375	Nil

The Compensation Committee reviews all fees and the terms of consulting services provided by its independent compensation consultants before each engagement.

The Company also participates in GGA's annual Global Mining Compensation Survey, which is an industry-leading source of compensation information for Executive, Corporate and Exploration/Mine Site roles on an annual basis. The results of this survey are made available to the chair of the Compensation Committee for the committee's consideration.

Peer Group

The Company uses the following criteria when determining appropriate peers for benchmarking compensation levels and design in the marketplace:

• Companies of a fairly similar size to Galiano, primarily from a market capitalization perspective but also considering other factors such as gold production, total assets as well as total revenue;

• Companies with operations in similar geographical locations to Galiano to account for geographic risk;

• Companies with a similar business strategy and scope of operations to Galiano;

• Companies engaged primarily in mining for gold and other precious metals; and

• Companies who have similar complexities in mining operations.

The peer group defines the competitive market, which the Company uses to guide executive compensation design and pay levels. Based on the criteria listed above, the following peer group was used for 2022 for the purpose of evaluating the competitiveness of the Company's executive, senior management and director compensation levels and designs:

2022 PEER GROUP
Americas Gold and Silver Corp.	Gold Resources Corp.	K92 Mining Inc.
Argonaut Gold Inc.	Great Panther Mining Corp.	Mandalay Resources Corp.
Caledonia Mining Corp. Plc	Hummingbird Resources PLC	Resolute Mining Limited
Calibre Mining Corp.	Jaguar Mining Inc.	Robex Resources Inc.
GCM Mining Corp.	Karora Resources Inc.	Shanta Gold Ltd Co.

In addition to the peer group outlined above, for additional context the Company also evaluates Global Mining industry data for companies of a similar size from a Total Assets perspective from GGA's Global Mining compensation database to provide an overview of broader market trends and practices.

Following the review undertaken GGA no changes were recommended to base salaries of NEOs, STIP, nor LTIP (as defined below) target percentages or allocation of different types of awards in 2022.

30 | Page	| 2023 Information Circular

Components of Executive Compensation

The Company offers a total compensation package to the NEOs that is designed to both align with the Company's compensation philosophy and with competitive market practice:

Compensation Element	Form	Purpose of Element	Determination
Base Salary	Cash	Forms a baseline level of compensation for role fulfillment commensurate with the experience, skills and market demand for the executive role and/or incumbent.

Salaries are determined from analysis of similar positions within similar companies, as benchmarked against various independent information sources. Individual experience, individual performance, level of responsibility and the emphasis on other compensation program elements are also considered when setting salary levels.

STIP	Cash

To recognize short-term (typically annual) efforts and milestone achievements that are designed to link the achievement of personal and annual performance objectives to the Company's business strategy and to the enhancement of shareholder value.

STIP opportunity for each NEO is set based upon reference to competitive market practice, the seniority of the NEO's position and his or her industry experience. Actual bonus payments can range from 0% - 150% of the target bonus opportunity, based upon the achievement of corporate and individual performance targets. Each NEO's annual performance is measured against corporate and individual performance objectives, the weighting of each being dependent upon his or her role in the organization and relative influence over corporate performance objectives. For additional information, see Short-term Incentive Plan below.

LTIP	Options, RSUs and PSUs	Designed to motivate executives and employees to create and grow sustainable shareholder total return over medium- to long-term performance periods and to facilitate key employee retention.

Option award levels are determined in reference to peer group practice, previous grants, and are granted at such levels that total compensation can achieve above-market levels provided that the Company's share price achieves superior returns relative to the competitive market. The Board sets the term and vesting of Options under the LTIP. For Options, the term cannot exceed five (5) years and the Board will generally fix the vesting terms of all future Options such that 1/3 of Options granted will vest on the first, second and third anniversaries of the grant date.

RSUs and PSUs will also vest under a similar vesting schedule to Options (with a term not exceeding three (3) years) and act as an additional retention vehicle under the Company's LTIP program. While RSUs provide an added retention feature to the Company's compensation program, PSUs are intended to align eligible participants with the long-term performance of the Company.

RSUs and PSUs issued under the Share Unit Plan may be settled in either cash or shares from treasury, at the discretion of the Board upon grant.

Benefits and Perquisites	Indirect cash through broad-based plan	Provided to attract and retain the key talent required to manage the organization but are not intended to make-up a significant portion of a NEO's total compensation.

Benefits are provided on a broad basis to the Company's NEOs and other eligible employees with limited perquisites to remain market competitive with the peer group. A specific perquisite will only be provided when the perquisite provides competitive value and promotes retention of key executives.

31 | Page	| 2023 Information Circular

Base Salary

Actual base salaries paid in 2022 to the NEOs were as follows:

Named Executive Officer and Position	Base Salary ($)
Matt Badylak - Director and CEO	$461,520
Matthew Freeman - Executive Vice President and CFO(1)	$280,133
Todd Romaine - Executive Vice President Sustainability	$281,193
Markus Felderer - Senior Vice President Corporate Development	$206,074
Richard Miller - Vice President Technical Services	$232,417
Fausto Di Trapani - Former Executive Vice President and CFO(2)	$171,230

(1) Mr. Freeman was appointed as CFO effective April 12, 2022, prior to his promotion Mr. Freeman was SVP Finance of the Company.

(2) Mr. Di Trapani left the Company on April 12, 2022.

Short-term Incentive Plan ("STIP")

Our STIP provides for incentive awards based on the Company's financial and operational results and individual performance. Each NEO is eligible for a target STIP award, expressed as a percentage of base salary. Actual payouts under the STIP plan could range from zero to 150% of an executive's target incentive opportunity, based on the achievement of corporate and individual performance goals.

Each executive's performance results are weighted between the achievement of company goals and the achievement of personal goals dependent upon employee levels, as indicated in the table below.

Position	Target STIP (% of Salary)	Corporate Performance Weighting	Individual Performance Weighting
Matt Badylak - Director and CEO	100%	60%	40%
Matthew Freeman - Executive Vice President and CFO	75%	53%	47%
Todd Romaine - Executive Vice President Sustainability	75%	53%	47%
Markus Felderer - Senior Vice President Corporate Development	50%	50%	50%
Richard Miller - Vice President Technical Services	30%	50%	50%

32 | Page	| 2023 Information Circular

2022 STIP Compensation Results

Our corporate performance has been assessed using a balanced scorecard approach:

STIP Objective	Weight	Performance range			Deemed performance	2022 Payout %
		Threshold 0%	Target 100%	Stretch 150%
Safety (LTI)(1)	6.5%	2 LTI	1 LTI	0 LTI	Zero LTI - 150%	9.8%
Safety leadership program(1)	6.5%	< 80% completion	90% completion	100% completion	95% completion - 125%	8.1%
Gold Produced (oz)	9.8%	115,200oz	128,000oz	140,800oz	170koz - 150%	14.6%
Direct site costs per ounce ($/oz)(2)	9.8%	$1,500	$1,363	$1,227	$997/oz - 150%	14.6%
Capital	3.3%	TSF completed costs +10% over budget	TSF completed on time and budget	TSF completed on time and -10% cost	87% complete and on budget - 50%	1.6%
JV Cost restructuring	6.5%	Implementation on time and budget with no workplace interruptions, validating savings of $5M	Implementation on time and budget with no workplace interruptions, validating savings of $7M	Implementation on time and budget with no workplace interruptions, validating savings of $10M	$9.7M savings with no interruptions - 145%	9.4%
Mineral Reserves(3)	13%	Successfully disclose Mineral Reserves	Disclose Reserves that support recoverable ounces in line with previous technical report	Disclose Reserves that support recoverable ounces > 10% of previous technical report	> 1.5Moz - 150%	19.5%
Advancement of new ore sources at JV	9.8%	Advance one exploration project to the point where a Mineral Resource could be reported during 2023	Advance Abore to a positive restart decision & Complete Nkran underground drill campaign	Complete underground assessment for Nkran. Advance two or more exploration projects to the point where a Mineral Resource could be reported during 2023	Successful underground program at Nkran, increased MRMR at Abore & Miradani and maiden resource at Midras - 125%	12.2%
Growth	25%	Successful progress on strategically important initiatives (discretionary)			100%	25%
Corporate Exploration	10%	Advance Asumura exploration program	Complete Asumura exploration program in line with 2022 Business Plan	Advance Asumura such that a drilling program is defined for 2023, enabling a path to a Mineral Resource to be reported during 2024	50% of drill program completed in 2022 - 50%	5%
TOTAL SCORE	100%					120%

(1) Safety objectives were based solely on 2022 performance, the impact of an accident on February 5, 2023 causing fatalities, will impact safety performance objectives in 2023.

(2) Direct site costs computed as mining, processing and general and administration costs excluding inventory movements.

(3) Mineral reserves were adjusted for depletion and changes in underlying gold price assumptions.

33 | Page	| 2023 Information Circular

The STIP award levels for 2022 also included Individual KPIs related to each NEO's specific role and operational oversight within the Company, which included, but not limited to the following:

• Preparation of a long-term business plan, optimizing operational performance

• Maintenance of a strong balance sheet

• Successful execution of strategic opportunities; and

• Enhanced ESG initiatives

As a result of the relative corporate and personal performance, for the period from January 2022 to December 2022 inclusive, the STIP for each NEOs was determined as follows:

Position	Target STIP	Corporate multiplier		Individual Performance Multiplier		Actual 2022 STIP Awarded	Actual 2022 STIP Awarded	Actual 2022 STIP Awarded
	% of Salary	Weight	Score	Weight	Score	Score % of target	% of Salary	$
Matt Badylak - Director and CEO	100%	60%	120%	40%	83%	105%	105%	$485,519
Matthew Freeman - Executive Vice President and CFO	69%(1)	53%	120%	47%	95%	108%	74.52%	$229,158
Todd Romaine - Executive Vice President Sustainability	75%	53%	120%	47%	87%	105%	78.75%	$220,597
Markus Felderer - Senior Vice President Corporate Development	50%	50%	120%	50%	100%	110%	55%	$113,341
Richard Miller - Vice President Technical Services	30%	50%	120%	50%	100%	110%	33%	$76,151

(1) CFO's target was pro rated for the period as SVP Finance (50% target of salary) and CFO (75% target of salary).

Long Term Incentive Plan ("LTIP")

The Plan Administrator, which is the Compensation Committee of the Board, generally relied on the following criteria and analysis to determine the size and allocation of 2022 LTIP grants between Options, RSUs and PSUs:

Level	Target LTIP (% of Annual Base Salary to be earned over three-year period)	Proportion of Target LTIP award to be awarded in form of Option-based award	Proportion of Target LTIP award to be awarded in form of PSUs	Proportion of Target LTIP award to be awarded in form of RSUs
Matt Badylak - Director and CEO	150%	50%	50%	Nil
Matthew Freeman - Executive Vice President and CFO	75%	50%	50%	Nil
Todd Romaine - Executive Vice President Sustainability	75%	50%	50%	Nil
Markus Felderer - Senior Vice President Corporate Development	70%	50%	25%	25%
Richard Miller - Vice President Technical Services	40%	50%	25%	25%

34 | Page	| 2023 Information Circular

LTIP awards remain subject to the Plan Administrator's discretionary recommendations to the approval of the Board.

For the fiscal year ended December 31, 2022, the following Option grants were made to the NEOs:

Position	Number of Options Granted(1)	Exercise Price (C$)	Grant Date Fair Value of Options ($)(2),(3)	Expiration Date
Matt Badylak - Director and CEO	1,550,000	C$0.66	$357,411	Apr. 6, 2027
Matthew Freeman - Executive Vice President and CFO	517,000	C$0.66	$119,214	Apr. 6, 2027
Todd Romaine - Executive Vice President Sustainability	472,000	C$0.66	$108,837	Apr. 6, 2027
Markus Felderer - Senior Vice President Corporate Development	277,000	C$0.66	$63,873	Apr. 6, 2027
Richard Miller - Vice President Technical Services	207,000	C$0.66	$47,732	Apr. 6, 2027

(1) Options will vest equally on the 1st, 2nd and 3rd anniversaries from grant date.

(2) Grant Date Fair Value of Options granted on April 6, 2022 of C$0.299776 is based on a Black-Scholes value and converted into a U.S. dollar at the prevailing exchange rate.

For the fiscal year ended December 31, 2022, the following cash-settled PSUs and RSUs were granted to the NEOs:

Position	Number of PSUs Granted(1)	Number of RSUs Granted(1)	Weighted average share price on grant date (C$)	Grant Date Fair Value of Units ($)
Matt Badylak - Director and CEO	677,400	Nil	C$0.66	$358,552
Matthew Freeman - Executive Vice President and CFO	225,800	Nil	C$0.66	$119,512
Todd Romaine - Executive Vice President Sustainability	206,400	Nil	C$0.66	$109,249
Markus Felderer - Senior Vice President Corporate Development	121,000	40,400	C$0.66	$85,430
Richard Miller - Vice President Technical Services(2)	128,200	45,200	C$0.61	$83,495

(1) Grant Date Fair Value of PSUs and RSUs granted is based on the underlying share price and converted into a U.S. dollar equivalent at the prevailing exchange rate.

(2) Mr. Miller received an additional one-time award of PSUs as an additional incentivization given his critical role in the completion of a previous technical report.

2022 PSU Vesting and Performance Conditions

Retention of senior executives was considered by the Board to be a significant risk to the Company meeting its medium-term objectives taking into account the challenges faced by the Asanko Gold Mine in 2021 and the start of 2022. As a result, as a one-time retention measure 75% of PSUs granted in 2022 will vest equally on the 1st and 2nd anniversaries from grant date based on the filing of a timely new 43-101 Technical Report for the Asanko Gold Mine, while the remaining 25% continued to vest equally on the 1st, 2nd and 3rd anniversaries from grant date based on the Company's Relative Total Shareholder Return ("TSR") performance.

35 | Page	| 2023 Information Circular

The 25% of PSUs which vest over three years continue to be measured against the Company's TSR against the constituent companies of the GDXJ at the start of the performance period. The performance period being January 1 of the year of the grant date, to December 31 of the year immediately preceding the vest date. The TSR is calculated as follows:

TSR = {(price at end of Performance Period - price at beginning of Performance Period) + dividends} ÷ price at beginning of Performance Period

The number of units vesting from the Company's relative TSR against its peer group is as follows:

Performance Level	Performance Multiplier
1st Quartile	150% of units vest
2nd Quartile	100% of units vest
3rd Quartile	50% of units vest
4th Quartile	0% of units vest

The remaining 75% of PSUs only vested upon the filing of a new 43-101 Technical Report for the Asanko Gold Mine ("Technical Report") on or before March 31, 2023, if this date had not been achieved all units would have been forfeited. Following the timely filing of the Technical Report, the number of units to vest, up to a maximum of 150%, was determined by reference to the number of recoverable ounces disclosed in that Technical Report after adjustments for depletion, underlying gold assumptions used etc. compared with the start of the performance period.

RSU Vesting

RSUs vest evenly in annual tranches over a 3-year period.

Performance analysis

The following graph compares the yearly change in the Company's cumulative Total Shareholder Return on its Common Shares as listed on the TSX based on an initial fixed investment of $100 versus the cumulative return on S&P/TSX Composite Total Return Index ("S&P/TSX Composite") and the S&P/TSX Global Gold Index, since January 1, 2017.

36 | Page	| 2023 Information Circular

The performance graph indicates a strong historical correlation between the Company's share price performance and that of other publicly traded metals and mining companies, with the exception of an underperformance in the Company's share price through 2021 and 2022, due to technical difficulties that impacted the operations of the Asanko Gold Mine, the Company's principal operating asset. Collectively, share price performance for metals and mining companies is affected most significantly by associated metal commodity prices. Broader economic conditions and market sentiment also affect market performance.

The Company's share price decreased over the five-year period ending December 31, 2022. Executive pay comparisons are difficult to make over the same time period, due to changes in executive management and compensation approach during this period. CEO compensation in both 2018 and 2021 also comprise a significant portion of termination benefits. Additionally, prior to 2020 executive compensation was not directly linked to share price performance, but the inclusion of a balanced scorecard approach to STIPs and awards of PSUs in 2021 helps to assure closer correlation. For 2022 when assessing the Company's short term incentive plan awards, the Board considered that 2022 was a strong year for the Company and its newly comprised senior executive team lead by the CEO. With the reset of operations at the Asanko Gold Mine, and although this was not represented by a commensurate improvement in relative share price performance, improvement in relative share price performance has occurred in the first quarter of 2023 in line with the release of an updated life of mine plan and independent technical report for the Asanko Gold Mine, Ghana. In general, grant value of NEO compensation should vary from Realized and Realizable compensation based on the Company's share price thereby aligning with the shareholder experience. Since taking over the role in 2021, the CEO's Realized and Realizable Compensation is below the grant value which aligns with the relative decrease in the Company's share price and demonstrates alignment between pay and performance.

2022 Executive Compensation Tables

Summary Compensation Table

The compensation paid to the NEOs during the Company's three most recently completed financial years ended December 31, 2022, 2021 and 2020 is as set out below and express in US dollars unless otherwise noted:

37 | Page	| 2023 Information Circular

Name and principal position	Year	Salary ($)	Share- based awards (7) ($)	Option- based awards (8) ($)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compen- sation(10) ($)	Total compen- sation ($)
					Short- term incentive plans(9)	Long- term incentive plans
Matt Badylak Director and CEO(2)	2022	461,520	343,897	357,411	485,519	Nil	Nil	31,463	1,679,810
	2021	457,187	156,324	490,455	231,484	Nil	Nil	24,399	1,359,849
	2020	153,746	123,492	194,259	115,310	Nil	Nil	45,866	632,672
Matthew Freeman(3) CFO	2022	280,133	114,632	119,214	229,158	Nil	Nil	21,686	764,822
	2021	199,500	76,528	68,142	62,344	Nil	Nil	15,088	421,601
	2020	13,013	67,233	63,753	Nil	Nil	Nil	650	144,649
Todd Romaine(4) EVP Sustainability	2022	281,193	104,784	108,837	220,597	Nil	Nil	28,817	744,228
	2021	284,607	99,519	161,503	113,202	Nil	Nil	24,217	683,047
	2020	173,935	81,917	129,749	108,709	Nil	Nil	12,987	507,298
Markus Felderer SVP Corp Development	2022	206,074	82,141	63,873	113,341	Nil	Nil	20,271	485,700
	2021	208,373	78,387	61,547	69,935	Nil	Nil	16,410	434,652
	2020	191,018	66,371	64,032	25,811	Nil	Nil	18,544	365,776
Richard Miller(5) VP Technical Services	2022	232,417	88,030	47,732	76,151	Nil	Nil	17,625	461,955
	2021	41,299	Nil	Nil	Nil	Nil	Nil	Nil	41,299
	2020	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Fausto Di Trapani(6) Former CFO	2022	171,230	Nil	Nil	Nil	Nil	Nil	49,248	220,478
	2021	440,377	154,373	403,756	186,230	Nil	Nil	25,579	1,210,316
	2020	404,957	120,581	174,036	228,801	Nil	Nil	20,941	949,315

(1) Compensation for the year ended December 31, 2022, has been translated into US dollars at an average exchange rate of C$1 = $0.7692, with the exception of Mr. Di Trapani's which was converted using the average exchange rate for the period he was employed by the company.

(2) Mr. Badylak was appointed as CEO effective June 15, 2021. Prior to his promotion Mr. Badylak was COO of the Company (having been appointed to that role on August 15, 2020) and the compensation disclosed includes amounts earned under both roles.

(3) Mr. Freeman was appointed as CFO effective April 12, 2022. Prior to his promotion to CFO Mr. Freeman was the SVP Finance of the Company (having been appointed to that role on December 7, 2020) and the compensation disclosed includes amounts earned under both roles.

(4) Mr. Romaine was appointed as EVP Sustainability on May 1, 2020.

(5) Mr. Miller was appointed as VP Tech Services effective December 22, 2021. Prior to his promotion Mr. Miller was the Manager Mining of the Company (having been appointed to that role on October 12, 2021) and the compensation disclosed includes amounts earned under both roles.

(6) Mr. Di Trapani's resigned effective April 12, 2022.

(7) Share-based awards were calculated based on the underlying share price at the date of the award, translated into US dollars at the prevailing rate at the date of grant, which was considered to approximate fair value.

(8) Option-based awards were calculated based on the Black Scholes valuation at the date of the award, translated into US dollars at the prevailing rate at the date of grant. The weighted average assumptions applied for the year ended December 31, 2022, are disclosed in the Company's Consolidated Financial Statements for the year ended December 31, 2022, filed on SEDAR on March 28, 2023.

(9) STIP awards were all paid in 2022 in accordance with the Company's STIP.

(10) All other compensation includes various benefits such as RRSP matching, health benefits and parking at the corporate office which are valued based upon the cost of those benefits to the Company.

38 | Page	| 2023 Information Circular

Outstanding Option and Share-Based Awards

The following table sets out all Option-based and share-based awards outstanding as at December 31, 2022, for each NEO:

Name	Option-based Awards				Share-based Awards
	Number of securities underlying unexercised Options (#)	Option exercise price (C$)	Option expiration date (mm/dd/yy)	Value of unexercised in-the- money Options (C$)(1)	Number unvested RSUs (#)	Value of unvested RSUs (C$)(2)	Number unvested PSUs (#)	Value of unvested PSUs (C$)(2)
Matt Badylak	243,000	2.20	17-Aug-25	Nil
	750,000	1.55	18-Mar-26	Nil
	250,000	1.06	19-Aug-26	Nil
	1,550,000	0.66	06-Apr-27	$93,000
			Total	$93,000	25,000	$18,000	773,534	$556,944
Matthew Freeman	129,000	1.46	11-Dec-25	Nil
	200,000	1.55	18-Mar-26	Nil
	517,000	0.66	06-Apr-27	$31,020
			Total	$31,020	31,601	22,753	260,800	187,776
Todd Romaine	203,000	1.67	14-May-25	Nil
	300,000	1.55	18-Mar-26	Nil
	472,000	0.66	06-Apr-27	$28,320
			Total	$28,320	20,968	15,097	267,600	192,672
Markus Felderer	100,000	1.34	27-Sep-24	Nil
	156,000	1.29	28-Feb-25	Nil
	115,000	1.55	18-Mar-26	Nil
	277,000	0.66	06-Apr-27	$16,620
			Total	$16,620	77,702	55,945	156,867	112,944
Richard Miller	50,000	1.05	18-Nov-26	Nil
	207,000	0.66	06-Apr-27	$12,420
			Total	$12,420	45,200	32,544	128,200	92,304

(1) Calculated based on the market price of the underlying Common Shares on December 31, 2022, of C$0.72 and the exercise price of the Option.

(2) Calculated based on the market price of the underlying Common Shares on December 31, 2022 of C$0.72.

Value Vested During the Year

Name	Option-based awards - Value vested during the year ($)(1)	Share-based awards - Value vested during the year ($)	Non-equity long-term incentive plan compensation - Value earned during the year ($)
Matt Badylak	Nil	$27,196	n/a
Matthew Freeman	Nil	$18,871	n/a
Todd Romaine	Nil	$17,933	n/a
Markus Felderer	Nil	$24,513	n/a
Richard Miller	Nil	n/a	n/a
Fausto Di Trapani	Nil	$43,514	n/a

(1) The value vested is based on the difference between the underlying share price at the date of vesting and the exercise price of the Option vesting.

(2) The value vested is based on the underlying share price at the date of vesting.

Value of Options Exercised during 2022

No Option-based awards were exercised by NEOs during the year ended December 31, 2022.

39 | Page	| 2023 Information Circular

Executive Share Ownership Requirements

The Board has established share ownership guidelines for certain executives. We expect executives to accumulate the following multiples of the value of their annual base salary in the Common Shares and/or share based awards (such as PSUs and RSUs where applicable) of the Company;

• Chief Executive Officer - 3 times

• Chief Financial Officer - 2 times

• Other executives of SVP and above - 1 times

These guidelines are to be satisfied by the date that is five (5) years from the date the policy was adopted or the applicable executive is appointed to the Company.

Name	Equity Ownership at December 31, 2022		Total Equity at Risk (C$)(1)	Share Ownership Requirement (C$)	Meets Share Ownership Guidelines
	Common Shares	Share units
Matt Badylak	68,510	798,533	$672,175	$1,800,000	Has until 2026 to meet
Matt Freeman	20,000	292,400	$254,365	$800,000	Has until 2027 to meet
Todd Romaine	15,000	288,568	$266,633	$356,650	Has until 2026 to meet
Markus Felderer	Nil	242,567	$212,169	$261,119	Has until 2026 to meet

(1) Value is calculated as the higher of a) the cost of acquisition or grant and b) the market value on December 31, 2022.

Name	Equity Ownership at April 21, 2023		Total Equity at Risk (C$)(1)	Share Ownership Requirement (C$)	Meets Share Ownership Guidelines
	Common Shares	Share units
Matt Badylak	88,510	979,892	929,509	$1,845,900	Has until 2026 to meet
Matt Freeman	45,000	347,676	341,628	$830,000	Has until 2027 to meet
Todd Romaine	15,000	330,168	300,296	$380,188	Has until 2026 to meet
Markus Felderer	Nil	249,375	216,957	$283,982	Has until 2026 to meet

(1) Value is calculated as the higher of a) the cost of acquisition or grant and b) the market value on April 21, 2023.

Estimated Termination Payments and Benefits

The Company has entered into employment agreements with each of our NEOs that provide them with certain rights in the event of involuntary termination of employment or a "change of control" of the Company.

A "change of control", in general, occurs when a person or group of persons acting together through a transaction or series of transactions beneficially acquire or exercise control or direction over 50% of the Common Shares. "Good reason" will arise within twelve months following a change of control where a NEO is induced to resign or terminate his or her employment for, amongst other reasons, an adverse change in his or her position, duties, or responsibilities, or reporting relationship that is inconsistent with his or her title or position, a reduction of his or her base salary, or aggregate level of benefits, or relocation of his or her principal office outside of Vancouver, British Columbia.

Change of control benefits are granted to motivate executive officers to act in the best interests of our Shareholders in connection with a change of control transaction by removing the distraction of post-change of control uncertainties faced by the executive officers with regard to their continued employment and compensation.

40 | Page	| 2023 Information Circular

Under the terms of the employment agreements, NEOs are entitled to compensation, based on their remuneration at the time, in the event of: (a) termination without cause; and (b) termination without cause or for good reason within twelve months of a change of control of the Company (both as more specifically provided below). No NEO is entitled to compensation on resignation, retirement or termination for cause.

Each NEO is required to: (a) not disclose or use for any purpose any of our confidential information following termination; and (b) sign a full release acceptable to the Company prior to receiving any payment as a result of termination without cause or following a change of control. The Company's obligations to provide payments on a termination without cause or continue benefits coverage are conditional upon the NEO complying with his or her confidentiality obligations.

The following table summarizes the material terms and conditions that apply in the event of the noted separation events:

Separation event
Compensation element	Resignation/Retirement	Termination with Cause	Termination without cause	Change of control
Salary	Payments cease	Payments cease	Multiple of salary by level	Multiple of salary by level
Pro rated incentive bonus	None	None	None	Prorated bonus for employed portion of year for certain NEOs
Annual incentive bonus	None	None	Multiple of salary by level	Multiple of salary by level
Options	Unvested Options are forfeited, 90 days to exercise vested Options	All Options are forfeited	Unvested Options are forfeited, 90 days to exercise vested Options	All Options shall vest immediately
RSUs	Unvested RSUs are forfeited	Unvested RSUs are forfeited	Unvested RSUs are forfeited	All RSUs shall vest immediately
PSUs	Unvested PSUs are forfeited	Unvested PSUs are forfeited	Unvested PSUs are forfeited	All PSUs shall vest immediately
Benefits and Perquisites	Coverage ceases	Coverage ceases	Benefits continue until the earlier of: (i) 12 months after the date of termination; or (ii) the date the NEO secures comparable benefits under a benefit plan, program or arrangement of subsequent employer	Benefits continue until the earlier of: (i) 24 months after the date of termination; or (ii) the date the NEO secures comparable benefits under a benefit plan, program or arrangement of subsequent employer

(1) Pro rated bonus under a change of control is only applicable to the CEO.

(2) CEO receives payment in lieu of continuity of benefits in the event of termination without cause or a change of control.

Payments Made Upon Termination without Cause or Resignation with Good Reason

The following table provides the estimated (i.e., not including Options already vested) payments and benefits that would be payable by the Company to each NEO had they been involuntarily terminated without cause or resigned for good reason as of December 31, 2022.

41 | Page	| 2023 Information Circular

Name	Base Salary ($)	Bonus ($)	Option- based awards ($)	Share- based awards ($)	All Other Compensation ($)	Total ($)
Matt Badylak(1)	$653,820	$653,820	Nil	Nil	$1,793	$1,309,433
Matthew Freeman(2)	$295,334	Nil	Nil	Nil	$3,981	$299,315
Todd Romaine(2)	$281,193	Nil	Nil	Nil	$8,890	$290,083
Markus Felderer(2)	$206,074	Nil	Nil	Nil	$6,000	$212,074
Richard Miller(3)	$116,208	Nil	Nil	Nil	$847	$117,056

(1) Mr. Badylak receives a lump sum of 15 months of total remuneration (base salary, target bonus plus benefits) plus one additional month for each completed year of service to a maximum of 24 months, at December 31, 2022 this was the equivalent of 17 months.

(2) Messrs. Freeman, Romaine and Felderer receive the equivalent of 12 months base salary and benefits.

(3) Mr. Miller receives the equivalent of 6 months base salary and 3 months benefits.

Payments Made Upon Termination Following a Change of Control

The estimated payments and benefits payable by the Company in the event that any one of the NEOs had been terminated by the Company without cause (including a resignation for good reason, but not for reasons of death, disability or voluntary resignation) within twelve months following a change of control on December 31, 2022, would include:

Name	Base Salary ($)	Bonus ($)	Option- based awards ($)	Share- based awards ($)	All Other Compensation ($)	Total ($)
Matt Badylak(1)	$1,307,640	$1,307,640	$68,665	$424,501	$657,406	$3,765,852
Matthew Freeman(2)	$590,667	$443,001	$22,903	$155,441	$7,963	$1,219,975
Todd Romaine(2)	$562,387	$421,790	$20,910	$153,403	$17,779	$1,176,269
Markus Felderer(3)	$309,111	$154,556	$12,271	$124,697	$9,000	$609,635
Richard Miller(4)	$232,417	Nil	$9,170	$92,180	$1,694	$335,461

(1) Mr. Badylak receives the equivalent of 2x base salary, target bonus and benefits, plus a pro rated short term incentive plan bonus for the fiscal year in which a change of control event occurs. This pro rated bonus has been included in All Other Compensation, and for the purposes of this illustration, it assumes that the change of control event occurred on December 31, 2022, and therefore an amount of a full year's short term incentive plan bonus would have been payable at that date.

(2) Messrs. Freeman and Romaine receive the equivalent of 2x base salary, target bonus and benefits.

(3) Mr. Felderer receives 1.5x base salary, target bonus and benefits.

(4) Mr. Miller receives 2x the amounts that would be payable following a termination without cause.

(5) Options will immediately vest in the event of a change of control. The intrinsic value of in-the-money Options at December 31, 2022, has been included in the table above under Option-based awards.

(6) Cash-settled PSUs and RSUs will vest immediately in the event of a change in control and will be settled at the prevailing market price at the time of a change in control. The value of cash-settled PSUs and RSUs has been included in the table above under Share-based awards based upon the market price of the underlying Common Shares as at December 31, 2022, of C$0.72.

(7) All amounts have been converted into a U.S. dollar equivalent using the exchange rate at December 31, 2022.

Except as outlined above, there are no other contracts, agreements, plans or arrangements that provide for payments to any of the NEOs at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change in control of the Company or a change in an NEO's responsibilities.

Stock Option Overhang, Dilution and Burn Rates

The following table provides a 3-year history of the overhang, dilution and Burn Rates for the Company's share option plan (the "Share Option Plan", each option a "Share Option" or "Option"). Pursuant to the Share Unit Plan grant agreements, all awards granted under the Share Unit Plan will be settled in cash, and therefore, will not impact the number of securities outstanding, so as a result no awards have been included in the table below.

42 | Page	| 2023 Information Circular

	2022		2021		2020		3 year ave
	(#)	(%)	(#)	(%)	(#)	(%)	(%)
Overhang(1)	11,747,741	5.2%	8,564,741	3.8%	11,581,997	5.3%	4.8%
Dilution(2)	8,497,170	3.8%	11,680,170	5.2%	8,330,820	3.7%	4.2%
Burn Rate(3)	4,790,000	2.1%	5,653,000	2.5%	4,676,000	2.1%	2.2%

(1) The total number of Common Shares reserved for issuance to participants, less the number of Options outstanding, expressed as a percentage of the total number of Common Shares outstanding as at December 31st of each year.

(2) The total number of Options outstanding, expressed as a percentage of the total number of Common Shares outstanding as at December 31st of each year.

(3) The number of Options granted in a fiscal year, expressed as a percentage of the weighted average number of Common Shares outstanding for the fiscal year.

The elevated Burn Rates in the table in recent years reflects the significant executive management changes since 2020. These changes have resulted in Share Option awards to new executives, additional grants used as retention tools and grants following internal promotions, as well as the impact of the Company's lower share price during this period that increases the number of units granted when based upon a percentage of base salary. Importantly, following departures of certain executives, and their requisite forfeitures of units, over the period presented dilution rates have reduced to more normalized levels.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets out equity compensation plan information as at December 31, 2022. See Appendix A and Appendix B for a copy of the Share Option Plan and the Share Unit Plan, respectively.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding Options and rights (a)	Weighted-average exercise price of outstanding Options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders (the Share Option Plan and Share Unit Plan(2))	8,497,170(1)	C$1.04	11,747,741
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	8,497,170(1)	C$1.04	11,747,741

(1) As of December 31, 2022, the outstanding Options represented 3.8% of the issued and outstanding Common Shares. As of April 21, 2023, the Company had 12,737,002 Options outstanding and 7,507,909 available for future issuance, representing 5.7% and 3.3% of total Common Shares issued and outstanding, respectively.

(2) In accordance with the Share Unit Plan grant agreements all share units will be settled in cash, and therefore will have no impact on the number of securities to be issued.

Indebtedness of Directors and Executive Officers

No directors, proposed nominees for election as directors, executive officers or their respective associates or affiliates, or other management of the Company were indebted to the Company as of the end of the most recently completed financial year or as at the date hereof.

43 | Page	| 2023 Information Circular

SHARE OPTION PLAN

The Share Option Plan was established to provide incentive to qualified parties to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company. The Share Option Plan is administered by the Compensation Committee and provides that Options are available for issuance to directors, officers, employees and service providers of the Company. The Share Option Plan is a rolling plan, which provides that the number of Common Shares issuable under the Share Option Plan, together with all of the Company's other equity based compensation arrangements, will not at any time exceed 9% of the total number of issued and outstanding Common Shares; however, this base of Common Shares increases as Options are granted and exercised and as the number of issued and outstanding Common Shares increases.

Material Terms of the Share Option Plan

The following is a summary of the material terms of the Share Option Plan:

(a) Persons who are directors, officers, employees or "Service Providers" (as defined in the Share Option Plan) to the Company, its subsidiaries are eligible to receive grants of Options under the Share Option Plan.

(b) All Options granted under the Share Option Plan will be exercisable only by the optionee to whom they have been granted and the Options are non-assignable and non-transferable, except in the case of the death of an optionee, in which case any vested Option held by the deceased optionee at the date of death will become exercisable by the optionee's lawful personal representatives, heirs or executors until the earlier of one year after the date of death of such optionee and the date of expiration of the term otherwise applicable to such Option.

(c) Unless otherwise determined by the Compensation Committee, Options vest in stages equally over a period of 36 months, with one-third of such Options vesting on each of the first, second and third anniversary of the date of grant, and are subject to the following:

• the optionee remaining employed by or continuing to provide services to the Company or any of its subsidiaries as well as, at the discretion of Compensation Committee, achieving certain milestones which may be defined by the Compensation Committee from time to time, or receiving a satisfactory performance review by the Company or any of its subsidiaries during the vesting period; and

• the optionee remaining a director of the Company during the vesting period.

(d) All Options granted under the Share Option Plan are exercisable for a period of up to five years. If the expiry of an Option occurs during a period in which participants are restricted from trading Common Shares, the expiry date will be extended to be the tenth business day following such blackout period;

(e) The exercise price of the Option is established by the Compensation Committee at the time the Option is granted, provided that the exercise price shall not be less than the volume weighted average trading price of the Common Shares on the TSX for the five trading days preceding the date of the grant;

44 | Page	| 2023 Information Circular

(f) Generally, in the case where a participant ceases to be eligible under the Share Option Plan to hold Options, the participant may exercise any vested Options for one year if such cessation is due to the death of the participant or otherwise for 90 days following the date that the participant ceases to be eligible. In the case where a participant is terminated for cause, such participant's Options will not be exercisable following the date of such termination. In the event of a director not being nominated for re-election as a director of the Company, although consenting to act and being under no legal incapacity which would prevent the director from being a member of the Board, unvested Options shall be deemed to have vested on the date of the meeting in respect of which the director is not nominated and shall expire on the earlier of the date which is 90 days thereafter and the expiry date of the Option;

(g) The Share Option Plan provides that there will be a Change of Control of the Company where (i) the direct or indirect acquisition by a person, or group of persons, acting jointly, or in concert, of Common Shares which total more than (A) 50% of the then outstanding Common Shares; or (B) 30% of the then outstanding Common Shares followed, within 12 months of such acquisition, by the removal by shareholders of more than 51% of the then incumbent directors or the election by shareholders of a majority of the directors to the Board who were not nominees of the Board immediately preceding such election, (ii) the sale of all or substantially all of the assets of the Company, or the consummation of a transaction which has substantially the same effect, or (iii) a transaction which has substantially the same effect as (i) or (ii). All outstanding Options under the Share Option Plan will not immediately vest and become exercisable upon the event of a Change of Control. The Compensation Committee may, subject to regulatory approval, amend the Share Option Plan in connection with a Change of Control to assist optionees to tender Common Shares underlying Options to, or participate in, such event or to obtain the advantage of holding such underlying Common Shares during such event and to terminate, following the successful completion of such event, Options not exercised prior to such successful completion. Moreover, upon the event of a Change of Control, if an officer, employee or service provider to the Company prior to the Change of Control has their relationship with the Company terminated without cause or in such a way as to cause such person to have been constructively dismissed within 12 months after the Change of Control, then the Options held by such person shall immediately fully vest and become exercisable until the earlier of the expiry date of such Options and 90 days from such termination or dismissal;

(h) The Share Option Plan may be amended, subject to TSX policies and the provisions of the Share Option Plan, by the Compensation Committee without shareholder approval to, among other things:

(i) make amendments which are of a typographical, grammatical or clerical nature;

(ii) change the vesting provisions of an Option granted under the Share Option Plan;

(iii) change the termination provision of an Option granted under the Share Option Plan, which does not entail an extension beyond the original expiry date of such Option;

(iv) add a cashless exercise feature;

(v) make amendments necessary as a result in changes in securities laws applicable to the Company; or

(vi) make amendments to the Share Option Plan in connection with a Change of Control to assist optionees to tender underlying Common Shares to, or participate in, the event or obtain the advantage of holding the underlying Common Shares during such event, and to terminate, following the successful completion of such event, the Options not exercised prior to the successful completion of the event.

45 | Page	| 2023 Information Circular

(i) The following amendments will require approval of a majority of votes cast by shareholders at a duly constituted meeting, excluding votes cast by Insiders who are eligible to participate in the Share Option Plan only when required by applicable TSX policies:

(i) any increase to the number of Common Shares reserved for issuance under the Share Option Plan or the maximum number of Common Shares available for issuance pursuant to the Share Option Plan;

(ii) any reduction in the exercise price or cancellation and reissue of Options;

(iii) any amendments to extend the term of an Option beyond the original expiry;

(iv) any amendment to remove or exceed the limitations on non-employee directors contained in the Share Option Plan;

(v) any amendment which would permit Options granted under the Share Option Plan to be transferable or assignable other than for normal estate settlement purposes;

(vi) any amendment to remove or exceed the insider participation limits set out in the Share Option Plan; and

(vii) amendments to the Share Option Plan amendment provisions.

(j) The Share Option Plan is subject to restrictions that:

(i) the number of Common Shares issued to insiders as a group under the Share Option Plan, when combined with Common Shares issued to insiders under all of the Company's other security-based compensation arrangements, may not exceed 9% of the issued and outstanding Common Shares within any 12-month period;

(ii) the number of Common Shares issuable to insiders at any time as a group under the Share Option Plan, when combined with Common Shares issuable to insiders under all the Company's other security-based compensation arrangements, may not exceed 9% of the Company's issued and outstanding Common Shares;

(iii) the number of Common Shares issuable to non-employee directors of the Company shall not: (i) collectively, together with any Common Shares issuable pursuant to any other share-based compensation arrangement of the Company exceed 1% of the outstanding Common Shares; (ii) exceed for each individual a value of $100,000 in any 12 month period; or (iii) exceed for each individual a value of $150,000 when aggregated with the grant date fair value of any Full Value Awards (as defined in the Share Option Plan) granted to the individual in any 12 month period under all share share-based compensation arrangements of the Company.

Grants to non-employee directors are subject to an additional limitation, which limits the number of Common Shares issuable to any such director to an annual value not to exceed $150,000 when aggregated with the grant date fair value of any "full value awards" granted to such director under the Company's other security-based compensation arrangements.

46 | Page	| 2023 Information Circular

AMENDMENTS TO SHARE OPTION PLAN

SUMMARY OF AMENDMENTS TO SHARE OPTION PLAN

The Board approved certain amendments to the Share Option Plan and the option commitment form attached thereto (collectively, as amended, the "Amended Share Option Plan"), including, without limitation:

• the amendment of certain definitions in the Share Option Plan to align with such definitions in applicable TSX policies, and the addition of a definition of "Cause", "Employee Director", "Good Reason" and "Termination Date";

• the amendment of the Share Option Plan to include a provision specifying that all references to money amounts are to US dollars;

• the amendment of the vesting provisions of the Share Option Plan such that Options will only vest if the eligible participant remains continuously employed or providing services to the Company from the grant date of the Options to the applicable vesting date, and the plan administrator may, in its sole discretion, provide that vesting is conditional upon achieving certain milestones;

• the amendment of the vesting provisions of the Share Option Plan such that Options will immediately vest as of the termination date following a Change of Control and become exercisable, in the event that termination occurs without cause or a resignation for good reason;

• the amendment of the Share Option Plan to include a provision that there will be no further vesting of an optionee's Options following the optionee's termination date, and that any Options which are unvested on the termination date will terminate and be forfeited on such termination date, and the optionee waives any claim to damages with respect to any Options that do not become vested in accordance with the Amended Share Option Plan;

• the amendment of the Share Option Plan to include a provision that where, in the case of an optionee, who is an employee, director, officer or service provider of the Company, such optionee's employment or service agreement or term of office, as applicable, terminates by reason of termination by the Company or any subsidiary of the Company for cause, such optionee's Options, whether or not vested at the termination date, will immediately terminate and be forfeited without right to exercise same, and such optionee waives any claim to damages with respect to any Options that terminate and be forfeited in accordance with the Amended Share Option Plan;

• the replacement of the option commitment form and all references thereof with an option grant agreement which includes vesting, exercise, settlement and termination provisions and other terms and conditions, all in accordance with the Amended Share Option Plan;

• the amendment of the Share Option Plan to remove superfluous provisions and definitions contained in the Share Option Plan; and

• the amendment of the Share Option Plan to make consequential, "housekeeping" amendments to the Share Option Plan to integrate the foregoing amendments.

APPROVAL OF AMENDED SHARE OPTION PLAN

At the Meeting, Shareholders will be asked to consider, and if deemed appropriate, to pass, without or without variation, the following ordinary resolutions (the "Share Option Plan Amendment Resolutions"):

RESOLVED THAT

1. The Amended Share Option Plan, as described in this Information Circular, is hereby approved, and the Company is hereby authorized to issue securities pursuant to the Amended Share Option Plan; and

2. Any director or officer of the Company be and is hereby authorized and directed to take all such action and execute and deliver all such documents as any such director or officer may, in his or her sole discretion, determine are necessary, desirable or useful to implement the foregoing resolution.

47 | Page	| 2023 Information Circular

The Board recommends that Shareholders vote FOR the Share Option Plan Amendment Resolutions. Unless otherwise instructed, Common Shares represented by proxies in favour of management will be voted FOR the Share Option Plan Amendment Resolutions.

If the Shareholders do not approve the Share Option Plan Amendment Resolutions, the proposed amendments will not be implemented and the Share Option Plan will remain as currently constituted. In the event that the Share Option Plan Amendment Resolutions are approved, grants of Options going forward will be subject to and governed by the terms of the Amended Share Option Plan, as amended.

APPROVAL OF UNALLOCATED ENTITLEMENTS UNDER SHARE OPTION PLAN

As of December 31, 2022, there were 224,943,453 Common Shares issued and outstanding of which 9% is 20,224,911. The Company had 8,497,170 Options outstanding under the Share Option Plan, and 11,747,741 available for future issuance under the Share Option Plan and the other security-based compensation arrangements of the Company representing 3.8% and 5.2% of total Common Shares issued and outstanding, respectively.

As of the Record Date, there were 224,943,453 Common Shares issued and outstanding of which 9% is 20,224,911. The Company had 12,791,170 Options outstanding under the Share Option Plan, and 7,753,741 available for future issuance under the Share Option Plan and the other security-based compensation arrangements of the Company representing 5.7% and 3.3% of total Common Shares issued and outstanding, respectively.

Pursuant to TSX policies, all unallocated options, rights or entitlements under a security-based compensation arrangement which does not have a fixed maximum number of securities issuable, must be approved by the listed issuer's security holders every three years after the institution of the arrangement. Accordingly, at the Meeting Shareholders will be asked to pass an ordinary resolution to approve the unallocated Options issuable pursuant to the Share Option Plan until June 1, 2026.

At the Meeting, Shareholders will be asked to consider, and if deemed appropriate, to pass, without or without variation, the following ordinary resolutions (the "Share Option Plan Renewal Resolutions"):

RESOLVED THAT:

1. The unallocated entitlements under the Share Option Plan are hereby approved and the Company will have the ability to grant Options under the Share Option Plan until the date that is three years from the date of the Meeting, being June 1, 2026; and

2. Any director or officer of the Company be and is hereby authorized and directed to take all such action and execute and deliver all such documents as any such director or officer may, in his or her sole discretion, determine are necessary, desirable or useful to implement the foregoing resolutions.

The Board recommends that Shareholders vote FOR the Share Option Plan Renewal Resolutions. Unless otherwise instructed, Common Shares represented by proxies in favour of management will be voted FOR the Share Option Plan Renewal Resolutions.

If the Shareholders do not approve the Share Option Plan Renewal Resolutions, whether or not the Share Option Plan is amended, the Company will cease being able to grant Options under the Share Option Plan after the Meeting, and all previously unallocated Options will no longer be available for reallocation if they are cancelled or expire unexercised. All outstanding Options will continue unaffected.

48 | Page	| 2023 Information Circular

SHARE UNIT PLAN

This Share Unit Plan was established by the Company to assist the Company in the recruitment and retention of qualified parties by providing a means to reward superior performance, to motivate directors, officers, employees or service providers under the plan to achieve important corporate and personal objectives and, through the issuance of share units in the Company ("Share Units") to participants under the plan, to better align the interests of such participants with the long-term interests of shareholders.

The Share Unit Plan gives the Company the flexibility to grant Share Units that are conditional on time or performance vesting criteria, to further strengthen pay and performance alignment over a multi-year period.

MATERIAL TERMS OF SHARE UNIT PLAN

The following is a summary of the material terms of the Share Unit Plan:

(a) Persons who are directors, officers, employees or "Service Providers" (as defined in the Share Unit Plan) to the Company, its subsidiaries are eligible to receive grants of Share Units under the Share Unit Plan.

(b) Except in certain circumstances, Share Units granted under the Share Unit Plan are non-assignable and non-transferable.

(c) In granting Share Units under the Share Unit Plan, the Company will designate:

(i) the number of Share Units which are being granted to the participant;

(ii) any time based conditions as to vesting of the Share Units to become vested Share Units;

(iii) any performance based conditions as to vesting of the Share Units to become vested Share Units;

(iv) the payout date, which shall in no event be later than the expiry date of the Share Units;

(v) the form of payout; and

(vi) the expiry date of the Share Units.

(d) The Company will maintain an account for each participant under the Share Unit Plan and on the grant date, the account will be credited with the Share Units granted to on that date.

(e) On each payout date, the participant under the Share Unit Plan will receive, and the Company will issue and/or pay, a payout with respect to those vested Share Units in such participant's account to which the payout date relates.

(f) The Share Unit Plan provides that there will be a "Change of Control" of the Company where (i) the direct or indirect acquisition by a person, or group of persons, acting jointly, or in concert, of Common Shares which total more than (A) 50% of the then outstanding Common Shares; or (B) 30% of the then outstanding Common Shares followed, within 12 months of such acquisition, by the removal by shareholders of more than 51% of the then incumbent directors or the election by shareholders of a majority of the directors to the Board who were not nominees of the Board immediately preceding such election, (ii) the sale of all or substantially all of the assets of the Company, or the consummation of a transaction which has substantially the same effect, or (iii) a transaction which has substantially the same effect as (i) or (ii). If at any time within one year from the date of a Change of Control an officer or employee of, or service provider to, the Company prior to the Change of Control has their employment or service contract or position with the Company or the resulting entity, as applicable, terminated without cause, or altered (in such a way), all outstanding Share Units held by such participant will vest and the payout date in connection with such vested Share Units will be accelerated to the date of such participants termination or dismissal and the Company will issue Common Shares and/or pay cash to such participant with respect to such vested Share Units in accordance with the terms of the Share Unit Plan; provided that in the event that any Share Units are subject to performance based vesting conditions, then an assessment shall be done by the Compensation Committee and the vesting of such Share Units will accelerate only to the extent that such performance based vesting conditions are considered to have been satisfied.

49 | Page	| 2023 Information Circular

(g) On the date that a director, officer, employee or Service Provider has left employ or office with the Company, or has been advised by the Company that his, her or its services are no longer required, or on the date that his, her or its service contract has expired or terminated, any unvested Share Units in such participant's account will terminate and be forfeited.

(h) The Share Unit Plan is subject to restrictions that:

(i)  the aggregate number of Common Shares reserved for issuance will not exceed 5% of the number of issued and outstanding Company Shares, and when combined with the Company Shares reserved for issuance under any other security based compensation arrangement of the Company, will not exceed 9% of the number of issued and outstanding Common Shares at such time, provided in each case that Company Shares reserved for issuance pursuant to Share Units which are redeemed or surrendered, cancelled or terminated without having been redeemed will again be available for issuance under the Share Unit Plan and also provided that the Common Shares underlying Share Units which are redeemed for cash, Common Shares or a combination of cash and Common Shares will again be available for issuance under the plan;

(ii) the number of Common Shares issuable to insiders at any time as a group under the Share Unit Plan, when combined with Common Shares issuable to insiders under all the Company's other security-based compensation arrangements, may not exceed 9% of the Company's issued and outstanding Common Shares;

(iii) the number of Common Shares issued to insiders as a group under the Share Unit Plan, when combined with Common Shares issued to insiders under all of the Company's other security-based compensation arrangements, may not exceed 9% of the issued and outstanding Common Shares within any 12-month period;

(iv) the number of Common Shares issuable to non-employee directors of the Company shall not: (i) collectively, together with any Common Shares issuable pursuant to any other share based compensation arrangement of the Company, exceed 1% of the outstanding Common Shares and (ii) exceed for each individual, a grant date fair value of 150,000 per non-Employee Director, provided that the total annual equity award value of stock options issuable to any non-Employee Director shall not exceed $100,000.

(i) The Share Unit Plan may be amended, subject to TSX policies and the provisions of the Share Unit Plan, by the Company without Shareholder approval to, among other things:

(i) make formal minor or technical modifications to any of the provisions of the plan;

50 | Page	| 2023 Information Circular

(ii) correct any ambiguity, defective provision, error or omission in the provisions of the Plan;

(iii) change the vesting provisions or termination provisions applicable to a Share Unit, which does not entail an extension of the expiry date of the Share Unit beyond the original expiry date of such Share Unit;

(iv) make any amendments because of any change in applicable law;

(v) make amendments necessary as a result in changes in securities laws applicable to the Company; or

(vi) make amendments to the Share Unit Plan in connection with a Change of Control to assist participants to tender underlying Common Shares to, or participate in, the event or obtain the advantage of holding the underlying Common Shares during such event, and to terminate, following the successful completion of such event, the Share Units not exercised prior to the successful completion of the event.

(j) The following amendments will require shareholder approval in accordance with the requirements of the TSX:

(i) any increase to the number of Common Shares reserved for issuance under the Share Unit Plan or the maximum number of Common Shares available for issuance pursuant to the Share Unit Plan;

(ii) the cancellation and re-issuance of Share Units;

(iii) the extension of the term of an RSU beyond the original expiry date;

(iv) the removal or exceeding of the limitation on non-employee directors prescribed under the Share Unit Plan;

(v) permitting Share Units to be transferable or assignable other than for normal estate settlement purposes;

(vi) the removal or exceeding of the Insider participation limits set out in the Share Unit Plan; or

an amendment to the amendment provisions of the Share Unit Plan.

51 | Page	| 2023 Information Circular

AMENDMENTS TO SHARE UNIT PLAN

SUMMARY OF AMENDMENTS TO SHARE UNIT PLAN

The Board approved certain amendments to the Share Unit Plan (as amended, the "Amended Share Unit Plan"), including, without limitation:

• the amendment of certain definitions in the Share Unit Plan to align with such definitions in applicable TSX policies, and the addition of a definition of "Cause", "Employee Director", "Good Reason" and "Termination Date";

• the amendment of the purpose provisions of the Share Unit Plan to remove reference to a prior version of the Share Unit Plan;

• the amendment of the Share Unit Plan to include a provision specifying that all references to money amounts are to US dollars;

• the amendment of the payout provisions of the Share Unit Plan to specify that the form of payout will be set out in the applicable grant agreement;

• the amendment of the change of control provisions of the Share Unit Plan such that, in the event that an eligible participant, who is an employee, director, officer or service provider of the Company, experiences a termination date by reason of a termination without cause or a resignation for good reason, all outstanding share units held by such participant will become vested share units as of the termination date, and the Company will issue shares and/or cash to such participant in accordance with the Amended Share Unit Plan;

• the amendment of the termination provisions of the Share Unit Plan such that, except as required by applicable laws, there will be no further vesting of an eligible participant's share units following the participant's termination date and that any share units in such participant's account which have not vested on the termination date will terminate and be forfeited on such date and the participant waives any claim to damages with respect to any share units that do not become vested in accordance with the Amended Share Unit Plan;

• the amendment of the restrictions on issuances provisions of the Share Unit Plan to specify that no shares need to be reserved for awards of share units for which the form of payout set out in the applicable grant agreement is only cash;

• the amendment of the Share Unit Plan to remove superfluous provisions and definitions contained in the Share Option Plan; and

• the amendment of the Share Unit Plan to make consequential, "housekeeping" amendments to the Share Option Plan to integrate the foregoing amendments.

APPROVAL OF AMENDED SHARE UNIT PLAN

At the Meeting, Shareholders will be asked to consider, and if deemed appropriate, to pass, without or without variation, the following ordinary resolutions (the "Share Unit Plan Amendment Resolutions"):

RESOLVED THAT

1. The Amended Share Unit Plan, as described in this Information Circular, is hereby approved, and the Company is hereby authorized to issue securities pursuant to the Amended Share Unit Plan; and

2. Any director or officer of the Company be and is hereby authorized and directed to take all such action and execute and deliver all such documents as any such director or officer may, in his or her sole discretion, determine are necessary, desirable or useful to implement the foregoing resolutions.

The Board recommends that Shareholders vote FOR the Share Unit Plan Amendment Resolutions. Unless otherwise instructed, Common Shares represented by proxies in favour of management will be voted FOR the Share Unit Plan Amendment Resolutions.

52 | Page	| 2023 Information Circular

If the Shareholders do not approve the Share Unit Plan Amendment Resolutions, the Board will not be able to implement the Amended Share Unit Plan. This means that the Board will not be able to grant share unit entitlements settled in Common Shares of the Company, and will be required to continue to grant any share unit entitlements under the Company's existing Share Unit Plan, which may only be settled in cash. In the event that the Share Unit Plan Resolutions are approved, grants of share units going forward will be subject to and governed by the terms of the Amended Share Unit Plan.

APPROVAL OF UNALLOCATED ENTITLEMENTS UNDER SHARE UNIT PLAN

Pursuant to TSX policies, all unallocated options, rights or entitlements under a security-based compensation arrangement which does not have a fixed maximum number of securities issuable, must be approved by the listed issuer's security holders every three years after the institution of the arrangement. Accordingly, at the Meeting Shareholders will be asked to pass an ordinary resolution to approve the unallocated entitlements pursuant to the Share Unit Plan until June 1, 2026.

At the Meeting, Shareholders will be asked to consider, and if deemed appropriate, to pass, without or without variation, the following ordinary resolutions (the "Share Unit Plan Renewal Resolutions"):

RESOLVED THAT:

1. The unallocated entitlements under the Share Unit Plan are hereby approved and the Company will have the ability to grant share units under the Share Unit Plan until the date that is three years from the date of the Meeting, being June 1, 2026; and

2. Any director or officer of the Company be and is hereby authorized and directed to take all such action and execute and deliver all such documents as any such director or officer may, in his or her sole discretion, determine are necessary, desirable or useful to implement the foregoing resolutions.

The Board recommends that Shareholders vote FOR the Share Unit Plan Renewal Resolutions. Unless otherwise instructed, Common Shares represented by proxies in favour of management will be voted FOR the Share Unit Plan Renewal Resolutions.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed herein, no informed person of the Company (generally speaking insiders and related parties of the Company) nor any proposed director of the Company, or any associate or affiliate of any informed person or proposed director, had any interest, direct or indirect, in any transaction since the commencement of the Company's most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

MANAGEMENT CONTRACTS

There are no management functions of the Company, which are to any substantial degree performed by a person or company other than the directors or executive officers of the Company.

ADDITIONAL INFORMATION

Additional information relating to the Company is included in the Company's Annual Information Form and in the audited financial statements for the year ended December 31, 2022 and in the related management discussion and analysis and filed under the Company's SEDAR profile at www.sedar.com, along with additional information relating to the Company. Copies of these documents are also available upon request from the Corporate Secretary at Suite 1640, 1066 West Hastings Street, Vancouver, British Columbia, V6E 3X1, or by telephone: (604) 683-8193, or by telephone toll-free: 1-855-246-7341 or by fax: (604) 683-8194. Copies of documents will be provided free of charge to security holders of the Company. The Company may require the payment of a reasonable charge from any person or company who is not a security holder of the Company, who requests a copy of any such document.

53 | Page	| 2023 Information Circular

FORWARD-LOOKING AND OTHER CAUTIONARY INFORMATION

The Company cautions readers regarding forward-looking statements found in this Information Circular and in any other statement made by, or on behalf of the Company. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects", "estimates", "anticipates", or variations of such words and phrases or statements that certain actions, events or results "may", "could", or "might" occur. Forward-looking statements are made based on management's beliefs, estimates and opinions and are given only as of the date of this Information Circular. Such statements may constitute "forward-looking information" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.

Forward-looking statements are statements not based on historical information and which relate to future operations, strategies, financial results or other developments. Forward-looking statements reflect the Company's current views with respect to expectations, beliefs, assumptions, estimates and forecasts about the business of the JV and the Company and the industry and markets in which the JV and the Company operate. Forward-looking statements include, but are not limited to, statements with respect to:

• the future price of gold;

• the operating plans for the Asanko Gold Mine (the "AGM") under the JV between the Company and Gold Fields;

• the estimation of mineral resources and mineral resources;

• the timing and amount of estimated future production from the AGM, including production rates and gold recovery;

• operating costs with respect to the operation of the AGM;

• capital expenditures that are required to sustain and expand mining activities;

• the timing, costs and project economics associated with the JV's development plans for the AGM;

• estimates regarding the AGM's consumption of key reagents, consumables, critical spares and diesel fuel;

• cost savings due to initiative to review and improve the AGM's supply chain and procurement processes over the life of mine;

• the availability of capital to fund the JV's expansion plans and to fund the Company's contributions to the JV's development plans;

• the timing of recommencement of mining;

• any additional work programs to be undertaken by the Company;

• longer-term cost savings and a more streamlined and efficient operation going forward resulting from a workforce restructuring;

• interpretation of the metallurgical testing results received to date and alignment with the metallurgical recovery model;

• the optimization of the AGM's plant performance;

• performance of stockpiled ore above management's forecast;

• the next stage of the Company's drilling efforts;

• the ability of the AGM to maintain current inventory levels;

• the timing of the development of new deposits;

• success of exploration activities;

• permitting timelines;

• renewal of exploration licenses;

• hedging practices;

• currency exchange rate fluctuations;

• requirements for additional capital;

• operating cash flows;

• government regulation of mining operations;

• environmental risks and remediation measures;

• expected timing for implementation of the Global Industry Standard on Tailings Management;

54 | Page	| 2023 Information Circular

• advancement and implementation of the Company's climate change adaptation plan and related energy efficient initiatives, including its sustainability program;

• alignment with International Council on Mining and Metals' Mining Principles;

• timing of announcement and implementation of the SEC's ESG disclosure rules;

• disclosure relating to climate-related risks and opportunities;

• unanticipated reclamation expenses;

• changes in accounting policies;

• higher mined grades than plant feed grades;

• title disputes or claims;

• limitations on insurance coverage;

• estimate of a legal provision;

• usefulness of certain non-IFRS measures.

Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions, which are difficult to predict. These uncertainties and contingencies can affect actual results and could cause actual results to differ materially from those expressed in any forward-looking statements made by or on behalf of the Company. The JV and the Company's actual future results or performance are subject to certain risks and uncertainties including but not limited to:

• mineral reserve and mineral resource estimates may change and may prove to be inaccurate;

• metallurgical recoveries may not be economically viable;

• risks associated with the Company ceasing its mining operations during 2023;

• life of mine estimates are based on a number of factors and assumptions and may prove to be incorrect;

• actual production, costs, returns and other economic and financial performance may vary from the Company's estimates in response to a variety of factors, many of which are not within the Company's control;

• the AGM has a limited operating history and is subject to risks associated with establishing new mining operations;

• sustained increases in costs, or decreases in the availability, of commodities consumed or otherwise used by the Company may adversely affect the Company;

• adverse geotechnical and geological conditions (including geotechnical failures) may result in operating delays and lower throughput or recovery, closures or damage to mine infrastructure;

• the ability of the Company to treat the number of tonnes planned, recover valuable materials, remove deleterious materials and process ore, concentrate and tailings as planned is dependent on a number of factors and assumptions which may not be present or occur as expected;

• the JV's mineral properties may experience a loss of ore due to illegal mining activities;

• the Company's operations may encounter delays in or losses of production due to equipment delays or the availability of equipment;

• outbreaks of COVID-19 and other infectious diseases may have a negative impact on global financial conditions, demand for commodities and supply chains and could adversely affect the Company's business, financial condition and results of operations and the market price of its Common Shares;

• the Company's operations are subject to continuously evolving legislation, compliance with which may be difficult, uneconomic or require significant expenditures;

• the Company may be unsuccessful in attracting and retaining key personnel;

• labour disruptions could adversely affect the Company's operations;

• recoveries may be lower in the future and have a negative impact on the Company's financial results;

• the lower recoveries may persist and be detrimental to the AGM and the Company;

• the Company's business is subject to risks associated with operating in a foreign country;

• risks related to the Company's use of contractors;

• the hazards and risks normally encountered in the exploration, development and production of gold;

• the Company's operations are subject to environmental hazards and compliance with applicable environmental laws and regulations;

55 | Page	| 2023 Information Circular

• the effects of climate change or extreme weather events may cause prolonged disruption to the delivery of essential commodities which could negatively affect production efficiency;

• the Company's operations and workforce are exposed to health and safety risks;

• unexpected costs and delays related to, or the failure of the Company to obtain, necessary permits could impede the Company's operations;

• the Company's title to exploration, development and mining interests can be uncertain and may be contested;

• geotechnical risks associated with the design and operation of a mine and related civil structures;

• the Company's properties may be subject to claims by various community stakeholders;

• risks related to limited access to infrastructure and water;

• risks associated with establishing new mining operations;

• the Company's revenues are dependent on the market prices for gold, which have experienced significant recent fluctuations;

• the Company may not be able to secure additional financing when needed or on acceptable terms;

• the Company's Shareholders may be subject to future dilution;

• risks related to the control of AGM cashflows and operation through a joint venture;

• risks related to changes in interest rates and foreign currency exchange rates;

• risks relating to credit rating downgrades;

• changes to taxation laws applicable to the Company may affect the Company's profitability;

• ability to repatriate funds;

• risks related to the Company's internal controls over financial reporting and compliance with applicable accounting regulations and securities laws;

• non-compliance with public disclosure obligations could have an adverse effect on the Company's stock price;

• the carrying value of the Company's assets may change and these assets may be subject to impairment charges;

• risks associated with changes in reporting standards;

• the Company's primary asset is held through a joint venture, which exposes the Company to risks inherent to joint ventures, including disagreements with joint venture partners and similar risks;

• the Company may be liable for uninsured or partially insured losses;

• the Company may be subject to litigation;

• damage to the Company's reputation could result in decreased investor confidence and increased challenges in developing and maintaining community relations which may have adverse effects on the business, results of operations and financial conditions of the joint venture and the Company and the Company's share price;

• the Company may be unsuccessful in identifying targets for acquisition or completing suitable corporate transactions, and any such transactions may not be beneficial to the Company or its Shareholders;

• the Company must compete with other mining companies and individuals for mining interests;

• risks related to information systems security threats;

• the Company's growth, future profitability and ability to obtain financing may be impacted by global financial conditions;

• the Company's Common Shares may experience price and trading volume volatility;

• the Company has never paid dividends and does not expect to do so in the foreseeable future;

• the Company's Shareholders may be unable to sell significant quantities of the Company's Common Shares into the public trading markets without a significant reduction in the price of its Common Shares, or at all; and

• the risk factors described under the heading "Risk Factors" in the Company's Annual Information Form.

Forward-looking statements are necessarily based upon estimates and assumptions, which are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the Company's control and many of which, regarding future business decisions, are subject to change. Assumptions underlying the Company's expectations regarding forward-looking statements or information contained in this Information Circular include, among others:

56 | Page	| 2023 Information Circular

• the ability of the AGM to continue to operate, produce and ship doré from the AGM site to be refined during the COVID-19 pandemic or any other infectious disease outbreak;

• the Company and Gold Fields will agree on the manner in which the JV will operate the AGM, including agreement on development plans and capital expenditures;

• the price of gold will not decline significantly or for a protracted period of time;

• the accuracy of the estimates and assumptions underlying mineral resource and mineral reserve estimates;

• the Company's ability to raise sufficient funds from future equity financings to support its operations, and general business and economic conditions;

• the global financial markets and general economic conditions will be stable and prosperous in the future;

• the AGM will not experience any significant uninsured production disruptions that would materially affect revenues;

• the ability of the JV and the Company to comply with applicable governmental regulations and standards;

• the mining laws, tax laws and other laws in Ghana applicable to the AGM and the JV will not change, and there will be no imposition of additional exchange controls in Ghana;

• the success of the JV and the Company in implementing its development strategies and achieving its business objectives;

• the JV will have sufficient working capital necessary to sustain its operations on an ongoing basis and the Company will continue to have sufficient working capital to fund its operations and contributions to the JV; and

• the key personnel of the Company and the JV will continue their employment.

The foregoing list of assumptions cannot be considered exhaustive.

Although the Company has attempted to identify important factors that could cause actual results or events to differ materially from those described in the forward-looking statements, you are cautioned that this list is not exhaustive and there may be other factors that the Company has not identified.

Historical results of operations and trends that may be inferred from the following discussions and analysis may not necessarily indicate future results from operations. Historically, the Company's operations have been primarily funded from debt and share issuances, as well as the exercise of Share Options. The Company has had and may have future capital requirements in excess of its currently available resources. In the event the Company's plans change, its assumptions change or prove inaccurate, or its capital resources in addition to projected cash flow, if any, prove to be insufficient to fund its future operations, the Company may be required to seek additional financing.

Although the Company has to-date been able to raise capital, there can be no assurance that the Company will have sufficient financing to meet its future capital requirements or that additional financing will be available on terms acceptable to the Company in the future.

The Company undertakes no obligation to update or revise any forward-looking statements included in, or incorporated by reference in, this letter if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

The Board is not aware of any other matters which it anticipates will come before the Meeting as of the date of mailing of this Information Circular.

57 | Page	| 2023 Information Circular

The contents of this Information Circular and its distribution to Shareholders have been approved by the Board of the Company.

DATED at Vancouver, British Columbia, this 21st day of April, 2023.

BY ORDER OF THE BOARD

/s/ Matt Badylak

Matt Badylak

President and Chief Executive Officer

58 | Page	| 2023 Information Circular

APPENDIX A - SHARE OPTION PLAN

AMENDED SHARE OPTION PLAN

GALIANO GOLD INC.

SHARE OPTION PLAN

Dated for Reference September 27, 2011
as amended on May 2, 2017, May 22, 2017, April 30, 2020 and June 1, 2023.

ARTICLE 1
PURPOSE AND INTERPRETATION

Purpose

1.1 The purpose of this Share Option Plan (the "Plan") is to advance the interests of the Company by encouraging equity participation in the Company through the acquisition of Common Shares of the Company.  It is the intention of the Company that this Plan will at all times be in compliance with the Company Manual of the Toronto Stock Exchange, and any inconsistencies between this Plan and the TSX Policies (as defined herein), whether due to inadvertence or changes in TSX Policies, will be resolved in favour of the latter.

Definitions

1.2 In this Plan

(a) Applicable Securities Laws means the Securities Act and all other securities legislation, securities regulations and securities rules, and the policies, notices, instruments and orders in force from time to time that are applicable to the Company;

(b) Associate has the meaning set out in the Securities Act;

(c) Blackout Period means any period of time during which an Eligible Participant is unable to trade securities of the Company as a consequence of the implementation of a general restriction on such trading by an authorized Officer or Director pursuant to the Company's governance policies that authorize general and/or specific restrictions on trading in circumstances where there may exist undisclosed material changes or undisclosed material facts in connection with the Company's affairs.

(d) Board means the board of directors of the Company;

(e) business day means a day that the TSX is open for trading;

(f) Cause means, for the purposes of an Eligible Participant's rights and entitlements under the Plan, and not for any other purpose or entitlement, any act(s) or omission(s) that constitute just cause for termination at common law.

(g) Change of Control means:

(i) the acquisition, directly or indirectly, by any Person or group of Persons acting jointly or in concert (as such term is defined under Applicable Securities Laws) of Common Shares which, when added to all other Common Shares at the time held directly or indirectly by such Person or Persons, totals for the first time more than 50% of the then outstanding Common Shares; or

A-1 | Page	| 2023 Information Circular

(ii) the acquisition, directly or indirectly, by any Person or group of Persons acting jointly or in concert (as such term is defined under Applicable Securities Laws) of Common Shares which, when added to all other Common Shares at the time held directly or indirectly by such Person or Persons, totals for the first time 30% of the then outstanding Common Shares followed, within 12 months of such event, by the removal, by the shareholders of the Company, of more than 51% of the then incumbent directors of the Company, or the election of a majority of directors to the Board who were not nominees of the Company's Board at the time immediately preceding such election; or

(iii) the consummation of a sale of all or substantially all of the assets of the Company, or the consummation of a reorganization, merger or other transaction which has substantially the same effect; or

(iv) any plan of arrangement, reorganization, merger or other transaction which has substantially the same effect as (i) to (ii) above:

(h) Common Shares means common shares without par value in the capital of the Company;

(i) Company means the company named at the top hereof and includes, unless the context otherwise requires, all of its successors according to law;

(j) Director means a director of the Company as may be elected or appointed from time to time;

(k) Distribution has the meaning assigned by Applicable Securities Laws, and generally refers to a distribution of securities by the Company from treasury;

(l) Effective Date for an Option means the date of grant thereof by the Board;

(m) Eligible Participant means a Person who is a bona fide Director, Officer, Employee or Service Provider;

(n) Employee means (i) a Person who is a full-time employee of the Company or any of its subsidiaries or a part-time employee of the Company or any of its subsidiaries not working less than 22 hours per week; and (ii) an Employee Director;

(o) Employee Director means a Director who is also an employee of the Company.

(p) Exercise Price means the amount payable per Common Share on the exercise of an Option, as determined in accordance with the terms hereof;

(q) Expiry Date means the day on which an Option lapses as specified in the Option Commitment therefor or in accordance with the terms of this Plan;

(r) Full Value Award means an award under a Security Based Compensation Arrangement of the Company that does not provide for the granting of Options;

(s) Good Reason means the occurrence of any act or omission by the Company or any subsidiary of the Company that constitutes constructive dismissal of the Eligible Participant.

A-2 | Page	| 2023 Information Circular

(t) Insider has the meaning set out in the TSX Policies;

(u) Market Price means the five-day volume weighted average trading price (as defined and calculated pursuant to TSX Policies);

(v) Non-Employee Director means any Director of the Company who is not an Employee Director;

(w) Officer means a duly-appointed senior officer of the Company;

(x) Option means the right to purchase Common Shares granted hereunder to an Eligible Participant;

(y) Option Agreement means a written agreement evidencing the terms and conditions of an Option granted by the Company hereunder to an Eligible Participant and substantially in the form of Schedule A attached hereto;

(z) Optioned Shares means Common Shares that may be issued in the future to an Eligible Participant upon the exercise of an Option;

(aa) Optionee means the recipient of an Option hereunder;

(bb) Outstanding Shares means at the relevant time, the number of issued and outstanding Common Shares of the Company from time to time;

(cc) Person means a company, any unincorporated entity, or an individual;

(dd) Plan means this share option plan, the terms of which are set out herein or as may be amended;

(ee) Plan Administrator means the Compensation Committee of the Board or any other committee or sub-committee as designated by the Board provided that the Compensation Committee or any other such committee is comprised entirely of independent Directors;

(ff) Plan Shares means the total number of Common Shares which may be reserved for issuance as Optioned Shares under the Plan as provided in §2.2;

(gg) Regulatory Approval means any approval required under TSX Policies and any other approval of any other stock exchange where the Company's shares may be listed;

(hh) Securities Act means the Securities Act, R.S.B.C. 1996, c. 418, or any successor legislation;

(ii) Service Provider means a Person engaged by the Company to provide services for an initial, renewable or extended period of twelve months or more;

(jj) Security Based Compensation Arrangement has the meaning set out in Section 613(b) of the TSX Policies;

(kk) Shareholder Approval means approval by a majority of the votes cast by eligible shareholders of the Company at a duly constituted shareholders' meeting;

(ll) Termination Date means:

A-3 | Page	| 2023 Information Circular

(i) in the case of an Employee or Officer, the date on which the Employee, or Officer ceases to be an employee of the Company or any of its subsidiaries for any reason, whether lawful or otherwise (including, without limitation, by reason of resignation, death, retirement, frustration of contract, termination for Cause, termination without Cause, disability or constructive dismissal), without giving effect to any pay in lieu of notice (paid by way of lump sum or salary continuance), severance pay, benefits continuance, or other termination related payments or benefits to which an Employee or Officer may be entitled pursuant to the common law or otherwise (except as may be required to satisfy the minimum requirements of applicable employment or labour standards legislation).  For greater certainty, an Employee or Officer shall not cease to be employed with the Company or any of its subsidiaries during a period of vacation, temporary illness, maternity or parental leave, or any other authorized leave of absence;

(ii) in the case of a Non-Employee Director, the date upon which the Non-Employee Director ceases to hold office; or

(iii) in the case of a Service Provider, the date that is designated by the Company or any of its subsidiaries, or by the Service Provider, as the case may be, in a written notice of termination, as the date on which the Service Provider's consulting agreement or arrangement is terminated for any reason.

(mm) TSX means the Toronto Stock Exchange and any successor thereto; and

(nn) TSX Policies means the rules and policies of the TSX as amended from time to time.

Other Words and Phrases

1.3 Words and phrases used in this Plan but which are not defined in the Plan, but are defined in the TSX Policies, will have the meaning assigned to them in the TSX Policies.

Gender

1.4 Words importing the masculine gender include the feminine or neuter and words in the singular include the plural.

Currency

1.5 Unless otherwise specified, all references to money amounts are to US dollars.

ARTICLE 2
SHARE OPTION PLAN

Establishment of Share Option Plan

2.1 The Plan is hereby established to recognize contributions made by Eligible Participants and to create an incentive for their continuing assistance to the Company and its subsidiaries.

Maximum Plan Shares

2.2 The maximum aggregate number of Common Shares that may be reserved for issuance under the Plan at any point in time is 9% of the Outstanding Shares at the time Optioned Shares are reserved for issuance as a result of the grant of an Option, less any Common Shares reserved for issuance under other Security Based Compensation Arrangements of the Company, unless this Plan is amended pursuant to the requirements of the TSX Policies and in accordance with the terms hereof.

A-4 | Page	| 2023 Information Circular

Eligibility

2.3 Options to purchase Common Shares may be granted hereunder to Eligible Participants from time to time by the Plan Administrator.

Options Granted Under the Plan

2.4 All Options granted under the Plan will be evidenced by an Option Agreement substantially in the form attached as Schedule A, showing the number of Optioned Shares, the term of the Option, a reference to vesting terms, if any, and the Exercise Price.

2.5 Subject to specific variations approved by the Plan Administrator in accordance with the terms of this Plan, all terms and conditions set out herein will be deemed to be incorporated into and form part of an Option Agreement made hereunder.

Options Not Exercised

2.6 In the event an Option granted under the Plan expires unexercised or is terminated in accordance with this Plan, the Optioned Shares that were issuable thereunder will be returned to Plan Shares and will be eligible for issue.  For greater certainty Options which are exercised thereupon increase the number available to the Plan by the relevant percentage of Outstanding Shares as provided hereunder.

Administration

2.7 The Plan Administrator will be responsible for the general administration of the Plan and the proper execution of its provisions, the interpretation of the Plan and the determination of all questions arising hereunder. Without limiting the generality of the foregoing, the Plan Administrator has the power, subject to adherence with the provisions of the Plan to:

(a) prescribe, amend and rescind rules and regulations relating to the Plan;

(b) select Eligible Participants to receive Options;

(c) determine the form and terms of Options and Option Agreements, provided that they are not inconsistent with the terms of the Plan;

(d) determine the number of Common Shares to be covered by each Option;

(e) determine whether Options will be granted singly, in combination with, in tandem with, in replacement of, or as alternatives to, any other Security Based Compensation Arrangement;

(f) determine the vesting, exercisability and Expiry Dates of Options, provided that they are not inconsistent with the terms of the Plan;

(g) grant Options hereunder;

(h) issue Common Shares in connection with the proper exercise of Options;

(i) correct any defect, supply any omission or reconcile any inconsistency in the Plan, any Option or any Option Agreement;

A-5 | Page	| 2023 Information Circular

(j) determine whether an Option has been earned;

(k) subject to any necessary Regulatory Approval, grant waivers of Option Conditions or amend, suspend, terminate or discontinue the Plan, or revoke or alter any action taken in connection therewith, except that no general amendment or suspension of the Plan, or revocation or alteration of any action taken in connection with the Plan, will, without the prior written consent of all Optionees, alter or impair any Option previously granted under the Plan unless the alteration or impairment occurred as a result of a change in the TSX Policies or other applicable legal requirements; and

(l) make all other determinations necessary or advisable for the administration of the Plan.

Subject to §3.9(h) and compliance with the other terms and conditions of the Plan, any determination made by the Plan Administrator with respect to any Option will be made in its sole discretion at the Effective Date or, unless in contravention of any express term of the Plan or an Option, at any later time, and such determination will be final and binding on the Company and on all persons having an interest in any Option under the Plan.

Amendments Requiring Shareholder Approval

2.8 The Plan is subject to restrictions that:

(a) the number of Common Shares that may be issued to Insiders as a group under the Plan in any 12-month period, when combined with Common Shares that may be issued to Insiders under all other Security Based Compensation Arrangements of the Company, shall not exceed 9% of the Outstanding Shares;

(b) the number of Common Shares issuable to Insiders as a group under the Plan at any time, when combined with Common Shares issuable to Insiders under all other Security Based Compensation Arrangements of the Company, shall not exceed 9% of the Outstanding Shares;

(c) the number of Common Shares issuable to Non-Employee Directors of the Company shall not: (i) collectively, together with any Common Shares issuable pursuant to any other Security Based Compensation Arrangement of the Company, exceed 1% of the Outstanding Shares; (ii) exceed for each individual, an Effective Date fair value of $100,000 in any 12 month period; or (iii) exceed for each individual a value of $150,000 when aggregated with the grant date fair value of any Full Value Awards granted to the individual in any 12 month period under all Security Based Compensation Arrangements of the Company. For clarity, one-time initial grants made to new directors joining the Board and any Option or Full Value Award granted in lieu of cash fees at an equivalent amount to the value of cash fees given up do not count towards the $100,000 and $150,000 limits outlined above.

Amendment of the Plan by the Plan Administrator

2.9 Subject to the requirements of the TSX Policies, the prior receipt of any necessary Regulatory Approval and the provisions of this Plan, including §2.10, the Plan Administrator may in its absolute discretion, without shareholder approval, amend or modify the Plan or any Option granted as follows:

(a) it may make amendments which are of a "housekeeping", typographical, grammatical or clerical nature;

(b) it may change the vesting provisions of an Option granted hereunder;

A-6 | Page	| 2023 Information Circular

(c) it may change the termination provision of an Option granted hereunder which does not entail an extension beyond the original Expiry Date of such Option;

(d) it may add a cashless exercise feature;

(e) it may make amendments necessary as a result of changes in Applicable Securities Laws;

(f) subject to any necessary Regulatory Approval, make amendments to the Plan in connection with a Change of Control to assist Optionees to tender underlying Common Shares to, or participate in, the actual or potential event or to obtain the advantage of holding the underlying Common Shares during such event and to terminate, following the successful completion of such event, on such terms as it sees fit, the Options not exercised prior to the successful completion of such event; and

(g) if the Company becomes listed or quoted on a stock exchange or stock market senior to the TSX, it may make such amendments as may be required by the policies of such senior stock exchange or stock market.

2.10 Notwithstanding §2.9, the following amendments to the Plan or any Option granted will require shareholder approval:

(a) any increase in the number of Shares reserved for issuance under this Plan or the maximum number of Shares available for issuance pursuant to the Plan;

(b) any reduction in Exercise Price or cancellation and reissue of Options or other entitlements;

(c) any amendment that extends the term of an Option beyond the original expiry;

(d) any amendment to remove or exceed the limitations on Non-Employee Directors prescribed in §2.8(c) of the Plan;

(e) any amendment which would permit Options granted under the Plan to be transferable or assignable other than for normal estate settlement purposes;

(f) any amendment to remove or exceed the Insider participation limits set out in §2.8(a) and 2.8(b) of this Plan; and

(g) amendments to §2.9 and 2.10 of the Plan.

The threshold for shareholder approval of an amendment shall be a majority of the Company's shareholders present in person or by proxy and entitled to vote at a duly called meeting of the shareholders and shall, if and only to the extent required under Applicable Securities Laws, exclude votes cast by Insiders.

ARTICLE 3
TERMS AND CONDITIONS OF OPTIONS

Exercise Price

3.1 The Exercise Price of an Option will be set by the Plan Administrator at the time such Option is allocated under the Plan, and cannot be less than the Market Price calculated the day before the Effective Date.

Term of Option

3.2 An Option can be exercisable for a maximum of five years from the Effective Date.

A-7 | Page	| 2023 Information Circular

If the Expiry Date for an Option occurs during a Blackout Period applicable to the relevant Eligible Participant, or within five business days after the expiry of a Blackout Period applicable to the relevant Eligible Participant, then the Expiry Date for that Option will be the date that is the tenth business day after the expiry date of the Blackout Period.

Vesting of Options

3.3 Vesting of Options shall be at the discretion of the Plan Administrator and unless otherwise specified by the Plan Administrator at the Effective Date, all Options granted shall vest in stages over a period of 36 months, with one-third of such Options vesting on each of the first, second and third anniversaries of the Effective Date, subject to the provisions of §3.4 to §3.7 (inclusive) of the Plan.

3.4 Options will only vest if the Eligible Participant remains continuously employed or providing services to the Company from the Effective Date to the applicable vesting date. The Plan Administrator may, in its sole discretion, provide that vesting is conditional upon achieving certain milestones which may be defined by the Plan Administrator from time to time.

3.5 If the Company completes a transaction constituting a Change of Control, and within 12 months following such Change of Control a Termination Date occurs with respect to an Optionee who was also an Employee of, or Service Provider to, the Company prior to the Change of Control, by reason of a termination without Cause or a resignation for Good Reason then the Optionee's Options shall immediately fully vest as of the Termination Date and become exercisable and shall remain open for exercise until the earlier of their Expiry Date and the date that is 90 days after the Termination Date.

Optionee Ceasing to be Director, Employee or Service Provider

3.6 Subject to §3.5, and except as may be required to satisfy the minimum requirements of applicable employment or labour standards legislation, there shall be no further vesting of an Optionee's Options following the Optionee's Termination Date. Any Options which are unvested on the Termination Date shall terminate and be forfeited on such date and the Optionee waives any claim to damages with respect to any Options that do not become vested in accordance with this Plan, whether related or attributable to any contractual or common law termination entitlements or otherwise.

3.7 Notwithstanding §3.6, no Option may be exercised after the Termination Date, except as follows:

(a) if a Termination Date occurs because of the death of an Optionee, any vested Option held by him or her at the Termination Date will become exercisable by the Optionee's lawful personal representatives, heirs or executors until the earlier of one year after the Termination Date and the Expiry Date otherwise applicable to such Option;

(b) subject to the other provisions of this §3.7, an Option granted to any Optionee will expire the earlier of the date of the Expiry Date or 90 days after the Termination Date, but only to the extent that such Option has vested at the Termination Date; and

(c) where, in the case of an Employee, Director, Officer or Service Provider, the Optionee's employment, service agreement or term of office (as applicable) terminates by reason of termination by the Company or any subsidiary of the Company for Cause, such Optionee's Options, whether or not vested at the Termination Date, will immediately terminate and be forfeited without right to exercise same and the Optionee waives any claim to damages with respect to any Options that terminate and be forfeited in accordance with this Plan, whether related or attributable to any contractual or common law termination entitlements or otherwise.

A-8 | Page	| 2023 Information Circular

Non Assignable

3.8 Subject to §3.7(a), all Options will be exercisable only by the Optionee to whom they are granted and will not be assignable or transferable.

Adjustment of the Number of Optioned Shares

3.9 The number of Common Shares subject to an Option will be subject to adjustment in the events and in the manner following:

(a) in the event of a subdivision of Common Shares as constituted on the date hereof, at any time while an Option is in effect, into a greater number of Common Shares, the Company will thereafter deliver at the time of purchase of Optioned Shares hereunder, in addition to the number of Optioned Shares in respect of which the right to purchase is then being exercised, such additional number of Common Shares as result from the subdivision without an Optionee making any additional payment or giving any other consideration therefor;

(b) in the event of a consolidation of the Common Shares as constituted on the date hereof, at any time while an Option is in effect, into a lesser number of Common Shares, the Company will thereafter deliver and an Optionee will accept, at the time of purchase of Optioned Shares hereunder, in lieu of the number of Optioned Shares in respect of which the right to purchase is then being exercised, the lesser number of Common Shares as result from the consolidation;

(c) in the event the Company pays to holders of Common Shares of record as of a date while an Option is in effect a dividend payable in Common Shares, the Company will thereafter deliver at the time of purchase of Optioned Shares hereunder, in addition to the number of Optioned Shares in respect of which the right to purchase is then being exercised, such additional number of Common Shares as result from the dividend without an Optionee making any additional payment or giving any other consideration therefor;

(d) in the event of any change of the Common Shares as constituted on the date hereof, at any time while an Option is outstanding, into another class or series of shares of the Company, the Company will thereafter deliver at the time of purchase of Optioned Shares hereunder the number of shares of the appropriate class or series resulting from the said change as an Optionee would have been entitled to receive in respect of the number of Common Shares so purchased had the right to purchase been exercised before such change;

(e) in the event of a capital reorganization, reclassification or change of outstanding equity shares (other than a change in the par value thereof) of the Company, a consolidation, merger, arrangement or amalgamation of the Company with or into any other company or a sale of the property of the Company as or substantially as an entirety at any time while an Option is in effect, an Optionee will thereafter have the right to purchase and receive, in lieu of the Optioned Shares immediately theretofore purchasable and receivable upon the exercise of the Option, the kind and amount of shares and other securities and property receivable upon such capital reorganization, reclassification, change, consolidation, merger, arrangement, amalgamation or sale which the holder of a number of Common Shares equal to the number of Optioned Shares immediately theretofore purchasable and receivable upon the exercise of the Option would have received as a result thereof.  The subdivision or consolidation of Common Shares at any time outstanding (whether with or without par value) will not be deemed to be a capital reorganization or a reclassification of the capital of the Company for the purposes of this §3.9(e);

A-9 | Page	| 2023 Information Circular

(f) an adjustment will take effect at the time of the event giving rise to the adjustment, and the adjustments provided for in this section are cumulative;

(g) the Company will not be required to issue fractional shares in satisfaction of its obligations hereunder.  Any fractional interest in a Common Share that would, except for the provisions of this §3.9(g), be deliverable upon the exercise of an Option will be cancelled and not be deliverable by the Company; and

(h) if any questions arise at any time with respect to the Exercise Price or number of Optioned Shares deliverable upon exercise of an Option in any of the events set out in this §3.9, such questions will be conclusively determined by the Company's auditors, or, if they decline to so act, any other firm of Chartered Accountants, in Vancouver, British Columbia (or in the city of the Company's principal executive office) that the Company may designate and who will be granted access to all appropriate records. Such determination will be binding upon the Company and all Optionees.

Dissolution or Liquidation

3.10 In the event of the proposed dissolution or liquidation of the Company, to the extent that an Option has not been previously exercised, the Option will terminate immediately prior to the consummation of the proposed dissolution or liquidation action. The Plan Administrator may, in the exercise of its sole discretion in such instances, declare that any Option shall terminate as of a date fixed by the Plan Administrator and give each Optionee the right to exercise his, her or its Options as to all or any part of the Common Shares underlying such Options prior to such date, including, subject to Regulatory Approval,  Common Shares as to which the Option would not otherwise be exercisable.

ARTICLE 4
EXERCISE PROCEDURES

Manner of Exercise

4.1 An Optionee who wishes to exercise his Option may do so by delivering

(a) a written notice to the Company specifying the number of Optioned Shares being acquired pursuant to the Option; and

(b) a certified cheque, wire transfer or bank draft payable to the Company for the aggregate Exercise Price of the Optioned Shares being acquired.

Tax Withholding and Procedures

4.2 Notwithstanding anything else contained in this Plan, the Company may, from time to time, implement such procedures and conditions as it determines appropriate with respect to the withholding and remittance of taxes imposed under applicable law, or the funding of related amounts for which liability may arise under such applicable law.  Without limiting the generality of the foregoing, an Optionee who wishes to exercise an Option must, in addition to following the procedures set out in §4.1 and elsewhere in this Plan, and as a condition of exercise:

(a) deliver a certified cheque, wire transfer or bank draft payable to the Company for the amount determined by the Company to be the appropriate amount on account of such taxes or related amounts; or

(b) otherwise ensure, in a manner acceptable to the Company (if at all) in its sole and unfettered discretion, that the amount will be securely funded;

A-10 | Page	| 2023 Information Circular

(c) and must in all other respects follow any related procedures and conditions imposed by the Company.

The Company may appoint a share compensation administrative service ("administrative service") at the Company's discretion and expense, to co-ordinate and administer the exercise of Optioned Shares and to co-ordinate the payment of the Exercise Price therefor, including establishment of a web-based exercise and accounting function.

Delivery of Optioned Shares and Hold Periods

4.3 As soon as practicable after receipt of the notice of exercise described in §4.1 and payment in full for the Optioned Shares being acquired, the Company will direct its transfer agent, or an administrative service, to issue to the Optionee the appropriate number of Optioned Shares. The transfer agent or administrative service will either issue a certificate representing the Option Shares or a written notice in the case of uncertificated shares.  Such certificate or written notice, as the case may be, will bear a legend stipulating any resale restrictions required under Applicable Securities Laws.

Delivery of Optioned Shares and Hold Periods

4.4 No Optionee will have any of the rights of a shareholder of the Company with respect to any Common Shares until the Common Shares are issued as evidenced by the appropriate entry on the securities register of the Company.

ARTICLE 5
GENERAL

Employment and Services

5.1 Nothing contained in the Plan will confer upon or imply in favour of any Optionee any right to continued employment or service with the Company or interfere in any way with the right of the Company to lawfully terminate the Optionee's employment or service at any time pursuant to the arrangements pertaining to same.  Participation in the Plan by an Optionee will be voluntary.

No Representation or Warranty

5.2 The Company makes no representation or warranty as to the future market value of Common Shares issued in accordance with the provisions of the Plan or to the effect of the Income Tax Act (Canada) or any other taxing statute governing the Options or the Common shares issuable thereunder or the tax consequences to an Optionee.  Compliance with Applicable Securities Laws as to the disclosure and resale obligations of each Optionee is the responsibility of such Optionee and not the Company.

Interpretation

5.3 The Plan will be governed and construed in accordance with the laws of the Province of British Columbia.

Continuation of the Plan

5.4 This Plan will become effective from and after the date hereof, subject to any required Regulatory Approval, and will remain effective provided that the Plan, or any amended version thereof, receives Shareholder Approval on or before each third annual general meeting of the Company.

A-11 | Page	| 2023 Information Circular

Termination

5.5 The Plan Administrator reserves the right in its absolute discretion to terminate the Plan with respect to all Plan Shares in respect of Options which have not yet been granted hereunder.

***

A-12 | Page	| 2023 Information Circular

SCHEDULE A

SHARE OPTION PLAN

OPTION AGREEMENT

Effective this ________ day of ________________, __________ (the "Effective Date") Galiano Gold Inc. (the "Company") hereby grants to ___________________________________________ (the "Optionee"), an Option to acquire ______________ Common Shares ("Optioned Shares") at an Exercise Price of Cdn$____________ per share. The Option expires at 5:00 p.m. Vancouver Time on the __________ day of ____________________, ______ (the "Expiry Date").

1. Incorporation of Plan

The rights and duties of the Company and the Optionee under this Option Agreement ("Agreement") shall in all respects be subject to and governed by the provisions of the Company's Share Option Plan as it may be hereafter amended and/or restated (the "Plan"), a copy of which is delivered herewith or has been previously provided to the Optionee and the terms of which are incorporated herein by reference.  In the event of any conflict between the provisions in this Agreement and those of the Plan, the provisions of the Plan shall govern, unless the Plan Administrator determines otherwise acting reasonably and in good faith. The terms of this Agreement shall not be deemed in conflict or inconsistent with the provisions of the Plan merely because they impose greater or additional restrictions, obligations or duties. Unless otherwise defined herein, capitalized terms in this Agreement shall have the same definitions as set forth in the Plan.

2. Vesting of Option

The Option will vest and may be exercised as follows:

{COMPLETE ONE}

____________ Subject to Section 3.5 of the Plan, the Option will vest and be exercisable in accordance with the vesting schedule set forth in Sections 3.3 and 3.4 of the Plan.

or

____________ As follows:

3. Exercise of Option

Subject to the provisions of the Plan and this Agreement, the Option, if and to the extent vested, shall be exercisable in whole or in part prior to the Expiry Date in accordance with the applicable provisions of the Plan and this Agreement.

4. Settlement of exercised Option

To exercise the Option, the Optionee shall deliver a written notice specifying the number of Optioned Shares they wish to acquire, together with a certified cheque, wire transfer or bank draft payable to the Company for the aggregate Exercise Price.  A certificate for the Optioned Shares so acquired will be issued by the transfer agent as soon as practicable thereafter.

5. Termination

Nothing in the Plan or in this Agreement will affect the Company's right to terminate the Optionee's employment of, term of office of, or consulting agreement or arrangement at any time for any reason whatsoever. Upon such termination, the Optionee's rights to exercise the Option will be subject to restrictions and time limits for exercising this Option, as set forth in the Plan. Complete details of such restrictions are set out in the Plan, and in particular in Sections 3.5 to 3.7 (inclusive) of the Plan.

A-13 | Page	| 2023 Information Circular

6. Optionee representations

By execution of this Agreement and acceptance of the Option hereby granted, the Optionee hereby represents and certifies to the Company that they:

(a) have received, reviewed and understand the terms and conditions of this Agreement and the Plan, and agree to be bound by their terms and conditions;

(b) have been afforded the opportunity to obtain independent legal advice and confirm by execution of this Agreement that they have either done so or waived your right to do so; and

(c) were not induced to participate in the Plan by expectation of continued employment or service with the Company.

7. Other terms and conditions

(a) This Agreement and the Plan together constitute the entire agreement and supersede all prior understandings and agreements, written or oral, of the parties hereto with respect to the subject matter hereof.

(b) The Plan and this Agreement may be amended in accordance with the terms of the Plan.  Any such amendment must be in writing and signed by the Company.  The Company may, however, unilaterally waive any provision hereof in writing to the extent such waiver does not materially and adversely affect the Optionee's rights with respect to the Option, provided that no such waiver shall operate or be construed to be a subsequent waiver of the same provision or a waiver of any other provision hereof.

(c) The Company and the Optionee represent that the Optionee under the terms and conditions of the Plan is a bona fide Eligible Participant (as defined in the Plan), entitled to receive Options under TSX Policies.

(d) This Agreement shall be binding upon and enure to the benefit of the Company, its successors and assigns and the Optionee and any other person who acquires the Optionee's rights in respect of the Option granted hereunder pursuant to applicable laws and the terms of the Plan.

(e) This Agreement has been made in and is to be construed under and in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.

(f) If any provision of this Agreement is determined by any court or arbitrator of competent jurisdiction to be invalid, illegal or unenforceable in any respect, such provision will be enforced to the maximum extent possible given the intent of the parties hereto.  If such clause or provision cannot be so enforced, such provision shall be stricken from this Agreement and the remainder of this Agreement shall be enforced as if such invalid, illegal or unenforceable clause or provision had (to the extent not enforceable) never been contained in this Agreement.  Notwithstanding the forgoing, if the value of this Agreement based upon the substantial benefit of the bargain for any party is materially impaired, which determination as made by the presiding court or arbitrator of competent jurisdiction shall be binding, then both parties agree to substitute such provision(s) through good faith negotiations.

(g) This Agreement may be executed electronically and in any number of counterparts, each of which when so executed and delivered will be deemed an original, and all of which together shall constitute one and the same agreement.

A-14 | Page	| 2023 Information Circular

[Signature page follows]

GALIANO GOLD INC.

___________________________________________
Authorized Signatory

The foregoing Agreement is hereby accepted and the terms and conditions thereof hereby agreed to by the undersigned.

Dated this _______ day of ________________ 20[●].

Signature of Optionee:

________________________________

Print Name:

________________________________

A-15 | Page	| 2023 Information Circular

BLACKLINE OF AMENDED SHARE OPTION PLAN

GALIANO GOLD INC.

SHARE OPTION PLAN

Dated for Reference September 27, 2011
as amended on May 2, 2017, May 22, 2017 ~~and~~, April 30, 2020 and June 1, 2023.

ARTICLE 1
PURPOSE AND INTERPRETATION

Purpose

1.1 The purpose of this Share Option Plan (the "Plan") is to advance the interests of the Company by encouraging equity participation in the Company through the acquisition of Common Shares of the Company.  It is the intention of the Company that this Plan will at all times be in compliance with the Company Manual of the Toronto Stock Exchange, and any inconsistencies between this Plan and the TSX Policies (as defined herein), whether due to inadvertence or changes in TSX Policies, will be resolved in favour of the latter.

Definitions

1.2 In this Plan

(a) Applicable Securities Laws means the Securities Act and all other securities legislation, securities regulations and securities rules, and the policies, notices, instruments and orders in force from time to time that are applicable to the Company;

(b) Associate has the meaning set out in the Securities Act;

(c) Blackout Period means any period of time during which an Eligible Participant is unable to trade securities of the Company as a consequence of the implementation of a general restriction on such trading by an authorized Officer or Director pursuant to the Company's governance policies that authorize general and/or specific restrictions on trading in circumstances where there may exist undisclosed material changes or undisclosed material facts in connection with the Company's affairs.

(d) Board means the board of directors of the Company;

(e) business day means a day that the TSX is open for trading;

(f) Cause means, for the purposes of an Eligible Participant's rights and entitlements under the Plan, and not for any other purpose or entitlement, any act(s) or omission(s) that constitute just cause for termination at common law.

(g) Change of Control means:

A-16 | Page	| 2023 Information Circular

(i) the acquisition, directly or indirectly, by any Person or group of Persons acting jointly or in concert (as such term is defined under Applicable Securities Laws) of Common Shares which, when added to all other Common Shares at the time held directly or indirectly by such Person or Persons, totals for the first time more than 50% of the then outstanding Common Shares; or

(ii) the acquisition, directly or indirectly, by any Person or group of Persons acting jointly or in concert (as such term is defined under Applicable Securities Laws) of Common Shares which, when added to all other Common Shares at the time held directly or indirectly by such Person or Persons, totals for the first time 30% of the then outstanding Common Shares followed, within 12 months of such event, by the removal, by the shareholders of the Company, of more than 51% of the then incumbent directors of the Company, or the election of a majority of directors to the Board who were not nominees of the Company's Board at the time immediately preceding such election; or

(iii) the consummation of a sale of all or substantially all of the assets of the Company, or the consummation of a reorganization, merger or other transaction which has substantially the same effect; or

(iv) any plan of arrangement, reorganization, merger or other transaction which has substantially the same effect as (i) to (ii) above:

(h) Common Shares means common shares without par value in the capital of the Company;

(i) Company means the company named at the top hereof and includes, unless the context otherwise requires, all of its successors according to law;

(j) ~~Directors~~Director means the ~~directors~~a director of the Company as may be elected or appointed from time to time;

(k) Distribution has the meaning assigned by Applicable Securities Laws, and generally refers to a distribution of securities by the Company from treasury;

(l) Effective Date for an Option means the date of grant thereof by the Board;

(m) Eligible Participant means a Person who is a bona fide Director, Officer, Employee or Service Provider;

~~(a)~~ Employee means~~:~~

(n) (i) a Person who is a full-time employee of the Company or any of its subsidiaries or a part-time employee of the Company or any of its subsidiaries not working less than 22 hours per week; ~~or~~and (ii) an Employee Director;

(o) ~~]~~Employee Director means a ~~Person~~Director who is ~~considered~~also an employee ~~under~~of the ~~Income Tax Act (Canada) (i.e. for whom income tax, employment insurance and CPP deductions must be made at source);~~Company.

(p) Exercise Price means the amount payable per Common Share on the exercise of an Option, as determined in accordance with the terms hereof;

(q) Expiry Date means the day on which an Option lapses as specified in the Option Commitment therefor or in accordance with the terms of this Plan;

A-17 | Page	| 2023 Information Circular

(r) Full Value Award means an award under a Security Based Compensation Arrangement of the Company that does not provide for the granting of Options;

(s) Good Reason means the occurrence of any act or omission by the Company or any subsidiary of the Company that constitutes constructive dismissal of the Eligible Participant.

(t) Insider has the meaning set out in the TSX Policies;

(u) Market Price means the five-day ~~VWAP~~volume weighted average trading price (as defined and calculated pursuant to TSX Policies);

(v) Non-Employee Director means any Director of the Company who is ~~neither:~~not an Employee Director;

~~(i) an Employee of the Company; or~~

~~(i) a Service Provider of the Company;~~

(w) Officer means a duly-appointed senior officer of the Company;

(x) Option means the right to purchase Common Shares granted hereunder to an Eligible Participant;

(y) Option ~~Commitment~~Agreement means a written agreement evidencing the ~~notice of grant~~terms and conditions of an Option ~~delivered~~granted by the Company hereunder to an Eligible Participant and substantially in the form of Schedule A attached hereto;

(z) Optioned Shares means Common Shares that may be issued in the future to an Eligible Participant upon the exercise of an Option;

(aa) Optionee means the recipient of an Option hereunder;

(bb) Outstanding Shares means at the relevant time, the number of issued and outstanding Common Shares of the Company from time to time;

(cc) Person means a company, any unincorporated entity, or an individual;

(dd) Plan means this share option plan, the terms of which are set out herein or as may be amended;

(ee) Plan Administrator means the Compensation Committee of the Board or any other committee or sub-committee as designated by the Board provided that the Compensation Committee or any other such committee is comprised entirely of independent Directors;

(ff) Plan Shares means the total number of Common Shares which may be reserved for issuance as Optioned Shares under the Plan as provided in §2.2;

(gg) Regulatory Approval means any approval required under TSX Policies and any other approval of any other stock exchange where the Company's shares may be listed;

(hh) Securities Act means the Securities Act, R.S.B.C. 1996, c. 418, or any successor legislation;

(ii) Service Provider means a Person engaged by the Company to provide services for an initial, renewable or extended period of twelve months or more;

A-18 | Page	| 2023 Information Circular

(jj) Security Based Compensation Arrangement has the meaning set out in Section 613(b) of the TSX Policies;

(kk) Shareholder Approval means approval by a majority of the votes cast by eligible shareholders of the Company at a duly constituted shareholders' meeting;

(ll) Termination Date means:

(i) in the case of an Employee or Officer, the date on which the Employee, or Officer ceases to be an employee of the Company or any of its subsidiaries for any reason, whether lawful or otherwise (including, without limitation, by reason of resignation, death, retirement, frustration of contract, termination for Cause, termination without Cause, disability or constructive dismissal), without giving effect to any pay in lieu of notice (paid by way of lump sum or salary continuance), severance pay, benefits continuance, or other termination related payments or benefits to which an Employee or Officer may be entitled pursuant to the common law or otherwise (except as may be required to satisfy the minimum requirements of applicable employment or labour standards legislation).  For greater certainty, an Employee or Officer shall not cease to be employed with the Company or any of its subsidiaries during a period of vacation, temporary illness, maternity or parental leave, or any other authorized leave of absence;

(ii) in the case of a Non-Employee Director, the date upon which the Non-Employee Director ceases to hold office; or

(iii) in the case of a Service Provider, the date that is designated by the Company or any of its subsidiaries, or by the Service Provider, as the case may be, in a written notice of termination, as the date on which the Service Provider's consulting agreement or arrangement is terminated for any reason.

(mm) TSX means the Toronto Stock Exchange and any successor thereto; and

(nn) TSX Policies means the rules and policies of the TSX as amended from time to time.

Other Words and Phrases

1.3 Words and phrases used in this Plan but which are not defined in the Plan, but are defined in the TSX Policies, will have the meaning assigned to them in the TSX Policies.

Gender

1.4 Words importing the masculine gender include the feminine or neuter and words in the singular include the plural.

Currency

1.5 Unless otherwise specified, all references to money amounts are to US dollars.

A-19 | Page	| 2023 Information Circular

ARTICLE 2
SHARE OPTION PLAN

Establishment of Share Option Plan

2.1 The Plan is hereby established to recognize contributions made by Eligible Participants and to create an incentive for their continuing assistance to the Company and its subsidiaries.

Maximum Plan Shares

2.2 The maximum aggregate number of Common Shares that may be reserved for issuance under the Plan at any point in time is 9% of the Outstanding Shares at the time Optioned Shares are reserved for issuance as a result of the grant of an Option, less any Common Shares reserved for issuance under other Security Based Compensation Arrangements of the Company, unless this Plan is amended pursuant to the requirements of the TSX Policies and in accordance with the terms hereof.

Eligibility

2.3 Options to purchase Common Shares may be granted hereunder to Eligible Participants from time to time by the Plan Administrator.

Options Granted Under the Plan

2.4 All Options granted under the Plan will be evidenced by an Option ~~Commitment~~Agreement substantially in the form attached as Schedule A, showing the number of Optioned Shares, the term of the Option, a reference to vesting terms, if any, and the Exercise Price.

2.5 Subject to specific variations approved by the Plan Administrator in accordance with the terms of this Plan, all terms and conditions set out herein will be deemed to be incorporated into and form part of an Option ~~Commitment~~Agreement made hereunder.

Options Not Exercised

2.6 In the event an Option granted under the Plan expires unexercised or is terminated in accordance with this Plan, the Optioned Shares that were issuable thereunder will be returned to Plan Shares and will be eligible for issue.  For greater certainty Options which are exercised thereupon increase the number available to the Plan by the relevant percentage of Outstanding Shares as provided hereunder.

Administration

2.7 The Plan Administrator will be responsible for the general administration of the Plan and the proper execution of its provisions, the interpretation of the Plan and the determination of all questions arising hereunder. Without limiting the generality of the foregoing, the Plan Administrator has the power, subject to adherence with the provisions of the Plan to:

(a) prescribe, amend and rescind rules and regulations relating to the Plan;

(b) select Eligible Participants to receive Options;

(c) determine the form and terms of Options and Option ~~Commitments~~Agreements, provided that they are not inconsistent with the terms of the Plan;

(d) determine the number of Common Shares to be covered by each Option;

A-20 | Page	| 2023 Information Circular

(e) determine whether Options will be granted singly, in combination with, in tandem with, in replacement of, or as alternatives to, any other Security Based Compensation Arrangement;

(f) determine the vesting, exercisability and Expiry Dates of Options, provided that they are not inconsistent with the terms of the Plan;

(g) grant Options hereunder;

(h) issue Common Shares in connection with the proper exercise of Options;

(i) correct any defect, supply any omission or reconcile any inconsistency in the Plan, any Option or any Option ~~Commitment~~Agreement;

(j) determine whether an Option has been earned;

(k) subject to any necessary Regulatory Approval, grant waivers of Option Conditions or amend, suspend, terminate or discontinue the Plan, or revoke or alter any action taken in connection therewith, except that no general amendment or suspension of the Plan, or revocation or alteration of any action taken in connection with the Plan, will, without the prior written consent of all Optionees, alter or impair any Option previously granted under the Plan unless the alteration or impairment occurred as a result of a change in the TSX Policies or other applicable legal requirements; and

(l) make all other determinations necessary or advisable for the administration of the Plan.

Subject to ~~§3.8(h)~~§3.9(h) and compliance with the other terms and conditions of the Plan, any determination made by the Plan Administrator with respect to any Option will be made in its sole discretion at the ~~time of grant of the Option~~Effective Date or, unless in contravention of any express term of the Plan or an Option, at any later time, and such determination will be final and binding on the Company and on all persons having an interest in any Option under the Plan.

Amendments Requiring Shareholder Approval

2.8 The Plan is subject to restrictions that:

(a) the number of Common Shares that may be issued to Insiders as a group under the Plan in any 12 -month period, when combined with Common Shares that may be issued to Insiders under all other Security Based Compensation Arrangements of the Company, shall not exceed 9% of the Outstanding Shares;

(b) the number of Common Shares issuable to Insiders as a group under the Plan at any time, when combined with Common Shares issuable to Insiders under all other Security Based Compensation Arrangements of the Company, shall not exceed 9% of the Outstanding Shares;

(c) the number of Common Shares issuable to Non-Employee Directors of the Company shall not: (i) collectively, together with any Common Shares issuable pursuant to any other Security Based Compensation Arrangement of the Company, exceed 1% of the Outstanding Shares; (ii) exceed for each individual, ~~a grant date~~an Effective Date fair value of $100,000 in any 12 month period; or (iii) exceed for each individual a value of $150,000 when aggregated with the grant date fair value of any Full Value Awards granted to the individual in any 12 month period under all Security Based Compensation Arrangements of the Company. For clarity, one-time initial grants made to new directors joining the Board and any Option or Full Value Award granted in lieu of cash fees at an equivalent amount to the value of cash fees given up do not count towards the $100,000 and $150,000 limits outlined above.

A-21 | Page	| 2023 Information Circular

Amendment of the Plan by the Plan Administrator

2.9 Subject to the requirements of the TSX Policies, the prior receipt of any necessary Regulatory Approval and the provisions of this Plan, including §2.10, the Plan Administrator may in its absolute discretion, without shareholder approval, amend or modify the Plan or any Option granted as follows:

(a) it may make amendments which are of a "housekeeping", typographical, grammatical or clerical nature;

(b) it may change the vesting provisions of an Option granted hereunder;

(c) it may change the termination provision of an Option granted hereunder which does not entail an extension beyond the original Expiry Date of such Option;

(d) it may add a cashless exercise feature;

(e) it may make amendments necessary as a result of changes in Applicable Securities Laws;

(f) subject to any necessary Regulatory Approval, make amendments to the Plan in connection with a Change of Control to assist Optionees to tender underlying Common Shares to, or participate in, the actual or potential event or to obtain the advantage of holding the underlying Common Shares during such event and to terminate, following the successful completion of such event, on such terms as it sees fit, the Options not exercised prior to the successful completion of such event; and

(g) if the Company becomes listed or quoted on a stock exchange or stock market senior to the TSX, it may make such amendments as may be required by the policies of such senior stock exchange or stock market.

2.10 Notwithstanding §2.9, the following amendments to the Plan or any Option granted will require shareholder approval:

(a) any increase in the number of Shares reserved for issuance under this Plan or the maximum number of Shares available for issuance pursuant to the Plan;

(b) any reduction in Exercise Price or cancellation and reissue of Options or other entitlements;

(c) any amendment that extends the term of an Option beyond the original expiry;

(d) any amendment to remove or exceed the limitations on Non-Employee Directors prescribed in §2.8(c) of the Plan;

(e) any amendment which would permit Options granted under the Plan to be transferable or assignable other than for normal estate settlement purposes;

(f) any amendment to remove or exceed the Insider participation limits set out in §2.8(a) and 2.8(b) of this Plan; and

(g) amendments to §2.9 and 2.10 of the Plan.

A-22 | Page	| 2023 Information Circular

The threshold for shareholder approval of an amendment shall be a majority of the Company's shareholders present in person or by proxy and entitled to vote at a duly called meeting of the shareholders and shall, if and only to the extent required under Applicable Securities Laws, exclude votes cast by Insiders.

ARTICLE 3
TERMS AND CONDITIONS OF OPTIONS

Exercise Price

3.1 The Exercise Price of an Option will be set by the Plan Administrator at the time such Option is allocated under the Plan, and cannot be less than the Market Price calculated the day before the ~~grant~~Effective Date.

Term of Option

3.2 An Option can be exercisable for a maximum of five years from the Effective Date.

If the Expiry Date for an Option occurs during a Blackout Period applicable to the relevant Eligible Participant, or within five business days after the expiry of a Blackout Period applicable to the relevant Eligible Participant, then the Expiry Date for that Option will be the date that is the tenth business day after the expiry date of the Blackout Period.

Vesting of Options

3.3 Vesting of Options shall be at the discretion of the Plan Administrator and unless otherwise specified by the Plan Administrator at the ~~time of grant~~Effective Date, all Options granted shall vest in stages over a period of 36 months, with one-third of such Options vesting on each of the first, second and third anniversaries of the ~~date of grant~~Effective Date, subject to the provisions of §1.1 to §3.7 (inclusive) of the Plan.

~~1.1 Vesting of~~ Options will ~~generally be subject to:~~

~~(a)~~ only vest if the Eligible Participant ~~remaining~~remains continuously employed ~~by~~ or ~~continuing to provide~~ providing services to the Company ~~or any of its subsidiaries as well as, at~~ from the ~~discretion of~~ Effective Date to the applicable vesting date. The Plan Administrator~~,~~ may, in its sole discretion, provide that vesting is conditional upon achieving certain milestones which may be defined by the Plan Administrator from time to time ~~or receiving a satisfactory performance review by the Company or any of its subsidiaries during the vesting period; or~~

3.4 ~~the Eligible Participant remaining as a Director of the Company or any of its Subsidiaries during the vesting period~~.

3.5 If the Company completes a transaction constituting a Change of Control, and within 12 months following such Change of Control a ~~holder~~Termination Date occurs with respect to an Optionee who was also an ~~Officer or~~ Employee of, or Service Provider to, the Company prior to the Change of Control ~~has their employment or service contract or position with the Company or the continuing entity resulting or continuing from such Change~~, by reason of ~~Control (as applicable), terminated~~a termination without ~~cause, or altered in such a way that the holder is effectively constructively dismissed from their position with the Company,~~Cause or a resignation for Good Reason then the Optionee’s Options shall immediately fully vest as of the Termination Date and become exercisable and shall remain open for exercise until the earlier of their Expiry Date and the date that is 90 days after ~~such termination or dismissal~~the Termination Date.

A-23 | Page	| 2023 Information Circular

Optionee Ceasing to be Director, Employee or Service Provider

3.6 ~~No~~Subject to §3.5, and except as may be required to satisfy the minimum requirements of applicable employment or labour standards legislation, there shall be no further vesting of an Optionee's Options following the Optionee's Termination Date. Any Options which are unvested on the Termination Date shall terminate and be forfeited on such date and the Optionee waives any claim to damages with respect to any Options that do not become vested in accordance with this Plan, whether related or attributable to any contractual or common law termination entitlements or otherwise.

3.7 Notwithstanding §3.6, no Option may be exercised after the ~~Optionee has left his employ/office or has been advised by the Company that his services are no longer required or his service contract has expired or been terminated~~Termination Date, except as follows:

(a) ~~in the case~~if a Termination Date occurs because of the death of an Optionee, any vested Option held by him or her at the ~~date of death~~Termination Date will become exercisable by the Optionee’s lawful personal representatives, heirs or executors until the earlier of one year after the ~~date of death of such Optionee~~Termination Date and the Expiry Date otherwise applicable to such Option;

(b) subject to the other provisions of this §3.63.7, an Option granted to any Optionee will expire the earlier of the date of the Expiry Date or 90 days after the ~~date the Optionee ceases to be employed by or provide services to the Company~~Termination Date, but only to the extent that such Option has vested at the ~~date the Optionee ceased to be so employed by or to provide services to the Company;~~ Termination Date; and

~~(a)~~ where, in the case of an ~~Optionee being dismissed from~~ Employee, Director, Officer or Service Provider, the Optionee’s employment ~~or~~, service ~~for cause~~agreement or term of office (as applicable) terminates by reason of termination by the Company or any subsidiary of the Company for Cause, such Optionee’s Options, whether or not vested at the ~~date of dismissal~~Termination Date, will immediately terminate and be forfeited without right to exercise same~~; and~~

(c)~~in the event of a Director not being nominated for re-election as a Director of the Company, although consenting to act~~ and ~~being under no legal incapacity which would prevent the Director from being a member of~~ the ~~Board,~~Optionee waives any claim to damages with respect to any Options ~~granted which are subject to a vesting provision shall be deemed to have vested on the date of the Meeting in respect of which the Director is not nominated,~~that terminate and ~~shall expire on the earlier of the date which is 90 days thereafter and the Expiry Date of the Option~~be forfeited in accordance with this Plan, whether related or attributable to any contractual or common law termination entitlements or otherwise.

Non Assignable

3.8 Subject to §3.6(a)3.7(a), all Options will be exercisable only by the Optionee to whom they are granted and will not be assignable or transferable.

Adjustment of the Number of Optioned Shares

3.9 The number of Common Shares subject to an Option will be subject to adjustment in the events and in the manner following:

(a) in the event of a subdivision of Common Shares as constituted on the date hereof, at any time while an Option is in effect, into a greater number of Common Shares, the Company will thereafter deliver at the time of purchase of Optioned Shares hereunder, in addition to the number of Optioned Shares in respect of which the right to purchase is then being exercised, such additional number of Common Shares as result from the subdivision without an Optionee making any additional payment or giving any other consideration therefor;

A-24 | Page	| 2023 Information Circular

(b) in the event of a consolidation of the Common Shares as constituted on the date hereof, at any time while an Option is in effect, into a lesser number of Common Shares, the Company will thereafter deliver and an Optionee will accept, at the time of purchase of Optioned Shares hereunder, in lieu of the number of Optioned Shares in respect of which the right to purchase is then being exercised, the lesser number of Common Shares as result from the consolidation;

(c) in the event the Company pays to holders of Common Shares of record as of a date while an Option is in effect a dividend payable in Common Shares, the Company will thereafter deliver at the time of purchase of Optioned Shares hereunder, in addition to the number of Optioned Shares in respect of which the right to purchase is then being exercised, such additional number of Common Shares as result from the dividend without an Optionee making any additional payment or giving any other consideration therefor;

(d) in the event of any change of the Common Shares as constituted on the date hereof, at any time while an Option is outstanding, into another class or series of shares of the Company, the Company will thereafter deliver at the time of purchase of Optioned Shares hereunder the number of shares of the appropriate class or series resulting from the said change as an Optionee would have been entitled to receive in respect of the number of Common Shares so purchased had the right to purchase been exercised before such change;

(e) in the event of a capital reorganization, reclassification or change of outstanding equity shares (other than a change in the par value thereof) of the Company, a consolidation, merger, arrangement or amalgamation of the Company with or into any other company or a sale of the property of the Company as or substantially as an entirety at any time while an Option is in effect, an Optionee will thereafter have the right to purchase and receive, in lieu of the Optioned Shares immediately theretofore purchasable and receivable upon the exercise of the Option, the kind and amount of shares and other securities and property receivable upon such capital reorganization, reclassification, change, consolidation, merger, arrangement, amalgamation or sale which the holder of a number of Common Shares equal to the number of Optioned Shares immediately theretofore purchasable and receivable upon the exercise of the Option would have received as a result thereof.  The subdivision or consolidation of Common Shares at any time outstanding (whether with or without par value) will not be deemed to be a capital reorganization or a reclassification of the capital of the Company for the purposes of this ~~§3.8(e);~~§3.9(e);

(f) an adjustment will take effect at the time of the event giving rise to the adjustment, and the adjustments provided for in this section are cumulative;

(g) the Company will not be required to issue fractional shares in satisfaction of its obligations hereunder.  Any fractional interest in a Common Share that would, except for the provisions of this ~~§3.8(g),~~§3.9(g), be deliverable upon the exercise of an Option will be cancelled and not be deliverable by the Company; and

(h) if any questions arise at any time with respect to the Exercise Price or number of Optioned Shares deliverable upon exercise of an Option in any of the events set out in this §3.9, such questions will be conclusively determined by the Company's auditors, or, if they decline to so act, any other firm of Chartered Accountants, in Vancouver, British Columbia (or in the city of the Company's principal executive office) that the Company may designate and who will be granted access to all appropriate records. Such determination will be binding upon the Company and all Optionees.

A-25 | Page	| 2023 Information Circular

Dissolution or Liquidation

3.10 In the event of the proposed dissolution or liquidation of the Company, to the extent that an Option has not been previously exercised, the Option will terminate immediately prior to the consummation of the proposed dissolution or liquidation action. The Plan Administrator may, in the exercise of its sole discretion in such instances, declare that any Option shall terminate as of a date fixed by the Plan Administrator and give each Optionee the right to exercise his, her or its Options as to all or any part of the Common Shares underlying such Options prior to such date, including, subject to Regulatory Approval,  Common Shares as to which the Option would not otherwise be exercisable.

ARTICLE 4
~~COMMITMENT AND~~ EXERCISE PROCEDURES

~~Option Commitment~~

~~1.1 Upon grant of an Option hereunder, an authorized officer of the Company will deliver to the Optionee an Option Commitment detailing the terms of such Options and upon such delivery the Optionee will be subject to the Plan and have the right to purchase the Optioned Shares at the Exercise Price set out therein subject to the terms and conditions hereof.~~

Manner of Exercise

4.1 An Optionee who wishes to exercise his Option may do so by delivering

(a) a written notice to the Company specifying the number of Optioned Shares being acquired pursuant to the Option; and

(b) a certified cheque, wire transfer or bank draft payable to the Company for the aggregate Exercise Price of the Optioned Shares being acquired.

Tax Withholding and Procedures

4.2 Notwithstanding anything else contained in this Plan, the Company may, from time to time, implement such procedures and conditions as it determines appropriate with respect to the withholding and remittance of taxes imposed under applicable law, or the funding of related amounts for which liability may arise under such applicable law.  Without limiting the generality of the foregoing, an Optionee who wishes to exercise an Option must, in addition to following the procedures set out in §4.1 and elsewhere in this Plan, and as a condition of exercise:

(a) deliver a certified cheque, wire transfer or bank draft payable to the Company for the amount determined by the Company to be the appropriate amount on account of such taxes or related amounts; or

(b) otherwise ensure, in a manner acceptable to the Company (if at all) in its sole and unfettered discretion, that the amount will be securely funded;

and must in all other respects follow any related procedures and conditions imposed by the Company.

The Company may appoint a share compensation administrative service ("administrative service") at the Company's discretion and expense, to co-ordinate and administer the exercise of Optioned Shares and to co-ordinate the payment of the Exercise Price therefor, including establishment of a web-based exercise and accounting function.

A-26 | Page	| 2023 Information Circular

Delivery of Optioned Shares and Hold Periods

4.3 As soon as practicable after receipt of the notice of exercise described in §4.1 and payment in full for the Optioned Shares being acquired, the Company will direct its transfer agent, or an administrative service, to issue to the Optionee the appropriate number of Optioned Shares. The transfer agent or administrative service will either issue a certificate representing the Option Shares or a written notice in the case of uncertificated shares.  Such certificate or written notice, as the case may be, will bear a legend stipulating any resale restrictions required under Applicable Securities Laws.

Delivery of Optioned Shares and Hold Periods

4.4 No Optionee will have any of the rights of a shareholder of the Company with respect to any Common Shares until the Common Shares are issued as evidenced by the appropriate entry on the securities register of the Company.

ARTICLE 5
GENERAL

Employment and Services

5.1 Nothing contained in the Plan will confer upon or imply in favour of any Optionee any right ~~with respect~~ to ~~office,~~continued employment or ~~provision of services~~service with the Company~~,~~ or interfere in any way with the right of the Company to lawfully terminate the Optionee’s ~~office,~~ employment or service at any time pursuant to the arrangements pertaining to same.  Participation in the Plan by an Optionee will be voluntary.

No Representation or Warranty

5.2 The Company makes no representation or warranty as to the future market value of Common Shares issued in accordance with the provisions of the Plan or to the effect of the Income Tax Act (Canada) or any other taxing statute governing the Options or the Common shares issuable thereunder or the tax consequences to an Optionee.  Compliance with Applicable Securities Laws as to the disclosure and resale obligations of each Optionee is the responsibility of such Optionee and not the Company.

Interpretation

5.3 The Plan will be governed and construed in accordance with the laws of the Province of British Columbia.

Continuation of the Plan

5.4 This Plan will become effective from and after the date hereof, subject to any required Regulatory Approval, and will remain effective provided that the Plan, or any amended version thereof, receives Shareholder Approval on or before each third annual general meeting of the Company.

Termination

5.5 The Plan Administrator reserves the right in its absolute discretion to terminate the Plan with respect to all Plan Shares in respect of Options which have not yet been granted hereunder.

***

A-27 | Page	| 2023 Information Circular

SCHEDULE A

SHARE OPTION PLAN

OPTION ~~COMMITMENT~~AGREEMENT

~~Notice is hereby given that, effective~~ Effective this ________ day of ________________, __________ (the "Effective Date") ~~[~~Galiano Gold Inc~~.]~~. (the "Company") ~~has granted~~hereby grants to ___________________________________________ (the "Optionee"), an Option to acquire ______________ Common Shares ("Optioned Shares") ~~up to~~at an Exercise Price of Cdn$____________ per share. The Option expires at 5:00 p.m. Vancouver Time on the __________ day of ____________________, ______ (the "Expiry Date~~") at an Exercise Price of Cdn$____________ per share.~~").

1. ~~Optioned Shares~~Incorporation of Plan

The rights and duties of the Company and the Optionee under this Option Agreement ("Agreement") shall in all respects be subject to and governed by the provisions of the Company's Share Option Plan as it may be hereafter amended and/or restated (the "Plan"), a copy of which is delivered herewith or has been previously provided to the Optionee and the terms of which are incorporated herein by reference.  In the event of any conflict between the provisions in this Agreement and those of the Plan, the provisions of the Plan shall govern, unless the Plan Administrator determines otherwise acting reasonably and in good faith. The terms of this Agreement shall not be deemed in conflict or inconsistent with the provisions of the Plan merely because they impose greater or additional restrictions, obligations or duties. Unless otherwise defined herein, capitalized terms in this Agreement shall have the same definitions as set forth in the Plan.

2. Vesting of Option

The Option will vest and may be exercised as follows:

{COMPLETE ONE}

~~____________ In accordance with Section 3.3 of the Plan~~

____________ Subject to Section 3.5 of the Plan, the Option will vest and be exercisable in accordance with the vesting schedule set forth in Sections 3.3 and 1.1 of the Plan.

or

____________ As follows:

3. ~~The grant~~Exercise of ~~the~~ Option ~~evidenced hereby is made subject~~

Subject to the ~~terms and conditions~~provisions of the Plan, which are hereby incorporated herein and this Agreement, the Option, if and formsto the extent vested, shall be exercisable in whole or in part hereofprior to the Expiry Date in accordance with the applicable provisions of the Plan and this Agreement.

4. Settlement of exercised Option

To exercise ~~your~~the Option, the Optionee shall deliver a written notice specifying the number of Optioned Shares ~~you~~they wish to acquire, together with a certified cheque, wire transfer or bank draft payable to the Company for the aggregate Exercise Price.  A certificate for the Optioned Shares so acquired will be issued by the transfer agent as soon as practicable thereafter.

A-28 | Page	| 2023 Information Circular

5. Termination

Nothing in the Plan or in this Agreement will affect the Company's right to terminate the Optionee's employment of, term of office of, or consulting agreement or arrangement at any time for any reason whatsoever. Upon such termination, the Optionee's rights to exercise the Option will be subject to restrictions and time limits for exercising this Option, as set forth in the Plan. Complete details of such restrictions are set out in the Plan, and in particular in Sections 3.5 to 3.7 (inclusive) of the Plan.

6. Optionee representations

By execution of this Agreement and acceptance of the Option hereby granted, the Optionee hereby represents and certifies to the Company that they:

(a) have received, reviewed and understand the terms and conditions of this Agreement and the Plan, and agree to be bound by their terms and conditions;

(b) have been afforded the opportunity to obtain independent legal advice and confirm by execution of this Agreement that they have either done so or waived your right to do so; and

(c) were not induced to participate in the Plan by expectation of continued employment or service with the Company.

7. Other terms and conditions

(a) This Agreement and the Plan together constitute the entire agreement and supersede all prior understandings and agreements, written or oral, of the parties hereto with respect to the subject matter hereof.

(b) The Plan and this Agreement may be amended in accordance with the terms of the Plan.  Any such amendment must be in writing and signed by the Company.  The Company may, however, unilaterally waive any provision hereof in writing to the extent such waiver does not materially and adversely affect the Optionee's rights with respect to the Option, provided that no such waiver shall operate or be construed to be a subsequent waiver of the same provision or a waiver of any other provision hereof.

(c) The Company and the Optionee represent that the Optionee under the terms and conditions of the Plan is a bona fide Eligible Participant (as defined in the Plan), entitled to receive Options under TSX Policies.

(d) This Agreement shall be binding upon and enure to the benefit of the Company, its successors and assigns and the Optionee and any other person who acquires the Optionee's rights in respect of the Option granted hereunder pursuant to applicable laws and the terms of the Plan.

(e) This Agreement has been made in and is to be construed under and in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.

(f) If any provision of this Agreement is determined by any court or arbitrator of competent jurisdiction to be invalid, illegal or unenforceable in any respect, such provision will be enforced to the maximum extent possible given the intent of the parties hereto.  If such clause or provision cannot be so enforced, such provision shall be stricken from this Agreement and the remainder of this Agreement shall be enforced as if such invalid, illegal or unenforceable clause or provision had (to the extent not enforceable) never been contained in this Agreement.  Notwithstanding the forgoing, if the value of this Agreement based upon the substantial benefit of the bargain for any party is materially impaired, which determination as made by the presiding court or arbitrator of competent jurisdiction shall be binding, then both parties agree to substitute such provision(s) through good faith negotiations.

A-29 | Page	| 2023 Information Circular

(g) This Agreement may be executed electronically and in any number of counterparts, each of which when so executed and delivered will be deemed an original, and all of which together shall constitute one and the same agreement.

[Signature page follows]

A-30 | Page	| 2023 Information Circular

GALIANO GOLD INC.

___________________________________________
Authorized Signatory

The foregoing Agreement is hereby accepted and the terms and conditions thereof hereby agreed to by the undersigned.

Dated this _______ day of ________________ 20[●].

Signature of Optionee:

_____________________________________

Print Name:

________________________________________________

A-31 | Page	| 2023 Information Circular

APPENDIX B - SHARE UNIT PLAN

AMENDED SHARE UNIT PLAN

GALIANO GOLD INC.

SHARE UNIT PLAN

Dated for Reference April 30, 2020 as amended on June 1, 2023.

1. PURPOSE

1.1 This Plan has been established by the Company to assist the Company in the recruitment and retention of highly qualified Directors, Employees and Service Providers by providing a means to reward superior performance, to motivate Eligible Participants under the Plan to achieve important corporate and personal objectives and, through the issuance of Share Units in the Company to Eligible Participants under the Plan, to better align the interests of Eligible Participants with the long-term interests of shareholders of the Company.

2. PLAN DEFINITIONS AND INTERPRETATIONS

In this Plan, the following terms have the following meanings:

(a) "Account" means the bookkeeping account established and maintained by the Company for each Eligible Participant in which the number of Share Units of the Eligible Participant are recorded;

(b) "Applicable Law" means any applicable provision of law, domestic or foreign, including, without limitation, applicable securities legislation, together with all regulations, rules, policy statements, rulings, notices, orders or other instruments promulgated thereunder and Stock Exchange Rules;

(c) "Beneficiary" means any person designated by the Eligible Participant as his or her beneficiary under the Plan in accordance with Section 14.1 or, failing any such effective designation, the Eligible Participant's legal representative;

(d) "Board" means the board of directors of the Company;

(e) "Cause" means, for the purposes of an Eligible Participant's rights and entitlements under the Plan, and not for any other purpose or entitlement, any act(s) or omission(s) that constitute just cause for termination at common law.

(f) "Change of Control" means:

(i) the acquisition, directly or indirectly, by any Person or group of Persons acting jointly or in concert (as such term is defined under Applicable Law) of Company Shares which, when added to all other Company Shares at the time held directly or indirectly by such Person or Persons, totals for the first time more than 50% of the then outstanding Company Shares; or

B-1 | Page	| 2023 Information Circular

(ii) the acquisition, directly or indirectly, by any Person or group of Persons acting jointly or in concert (as such term is defined under Applicable Law) of Company Shares which, when added to all other Company Shares at the time held directly or indirectly by such Person or Persons, totals for the first time 30% of the then outstanding Company Shares followed, within 12 months of such event, by the removal, by the shareholders of the Company, of more than 51% of the then incumbent directors of the Company, or the election of a majority of directors to the Board who were not nominees of the Company's Board at the time immediately preceding such election; or

(iii) the consummation of a sale of all or substantially all of the assets of the Company, or the consummation of a reorganization, merger or other transaction which has substantially the same effect; or

(iv) any plan of arrangement, reorganization, merger or other transaction which has substantially the same effect as (i) to (ii) above.

(g) "Company" means Galiano Gold Inc. and includes, unless the context otherwise requires, all of its successors according to law;

(h) "Company Shares" means the common shares without par value in the capital of the Company;

(i) "Director" means a director of the Company as may be elected or appointed from time to time;

(j) "Eligible Participant" means a Person who is a bona fide Director, Employee or Service Provider;

(k) "Employee" means (i) a Person who is a full-time employee of the Company or any of its subsidiaries or a part-time employee of the Company or any of its subsidiaries not working less than 22 hours per week, and (ii) an Employee Director;

(l) "Employee Director" means a Director who is employed by the Company.

(m) "Exchange Act" means the U.S. Securities Exchange Act of 1934, as amended;

(n) "Expiry Date" means the date on which a Share Unit lapses as specified in the Grant Agreement therefor or in accordance with the terms of this Plan;

(o) "Fiscal Year" means a fiscal year of the Company;

(p) "Good Reason" means the occurrence of any act or omission by the Company or any subsidiary of the Company that constitutes constructive dismissal of the Eligible Participant under Applicable Law.

(q) "Grant Agreement" means an agreement between the Company and an Eligible Participant under which Share Units are granted, together with such amendments, deletions or changes thereto as are permitted under the Plan;

(r) "Grant Date" of a Share Unit means the date a Share Unit is granted to an Eligible Participant under the Plan;

(s) "Insider" has the meaning set out in the rules and policies of the TSX, as amended from time to time;

(t) "Market Price" means the five-day volume-weighted average price (as calculated pursuant to rules and policies of the TSX, as amended from time to time);

B-2 | Page	| 2023 Information Circular

(u) "Non-Employee Director" means a Director who is not an Employee Director of the Company;

(v) "Payout Date" means, subject to acceleration in accordance with Section 7, a date selected by the Company, in accordance with and as contemplated by Sections 3.2 and 6.1;

(w) "Person" means a company, any unincorporated entity or an individual;

(x) "Plan" means this Share Unit Plan;

(y) "Plan Administrator" means the Compensation Committee of the Board or any other committee or sub-committee as designated by the Board to administer the Plan, provided that the Compensation Committee or any other such committee is comprised entirely of independent Directors, and provided further that if the Company ceases to qualify as a "foreign private issuer" (as defined in Rule 3b-4 under the Exchange Act), the Plan Administrator shall be a committee of the Board comprised of not less than two Directors, and each member of the committee shall be a "non-employee director" within the meaning of Rule 16b-3;

(z) "Rule 16b-3" means Rule 16b-3 promulgated by the Securities and Exchange Commission under the Exchange Act or any successor rule or regulation;

(aa) "Section 409A" means Section 409A of the U.S. Internal Revenue Code of 1986, as amended, and the Treasury Regulations promulgated thereunder as in effect from time to time;

(bb) "Securities Act" means the U.S. Securities Act of 1933, as amended;

(cc) "Security Based Compensation Arrangement" has the meaning set out in Section 613(b) of the rules and policies of the TSX, as amended from time to time;

(dd) "Service Provider" means a Person engaged by the Company to provide services for an initial, renewable or extended period of twelve months or more;

(ee) "Share Unit" means a unit credited by means of an entry on the books of the Company to an Eligible Participant pursuant to the Plan, representing the right to receive, subject to and in accordance with the Plan, for each Vested Share Unit, cash, a Company Share or a combination thereof, as determined by the Plan Administrator, in an amount equal to the Market Price of the Vested Share Unit on the Payout Date, at the time, in the manner, and subject to the terms, set forth in the Plan and the applicable Grant Agreement;

(ff) "Stock Exchange Rules" means the applicable rules of any stock exchange upon which the Company Shares are listed;

(gg) "Termination Date" means:

(i) in the case of an Employee, the date on which the Employee ceases to be an employee of the Company or any of its subsidiaries for any reason, whether lawful or otherwise (including, without limitation, by reason of resignation, death, retirement, frustration of contract, termination for Cause, termination without Cause, disability or constructive dismissal), without giving effect to any pay in lieu of notice (paid by way of lump sum or salary continuance), severance pay, benefits continuance, or other termination related payments or benefits to which an Employee may be entitled pursuant to the common law or otherwise (except as may be required to satisfy the minimum requirements of applicable employment or labour standards legislation).  For greater certainty, an Employee shall not cease to be employed with the Company or any of its subsidiaries during a period of vacation, temporary illness, maternity or parental leave, or any other authorized leave of absence;

B-3 | Page	| 2023 Information Circular

(ii) in the case of a Non-Employee Director, the date upon which the Non-Employee Director ceases to hold office; or

(iii) in the case of a Service Provider, the date that is designated by the Company or any of its subsidiaries, or by the Service Provider, as the case may be, in a written notice of termination, as the date on which the Service Provider's consulting agreement or arrangement is terminated for any reason.

(hh) "TSX" means the Toronto Stock Exchange; and

(ii) "Vested Share Units" shall mean Share Units in respect of which all vesting terms and conditions set forth in the Plan and the applicable Grant Agreement have been either satisfied or waived in accordance with the Plan.

2.2 In this Plan, unless the context requires otherwise, words importing the singular number may be construed to extend to and include the plural number, and words importing the plural number may be construed to extend to and include the singular number.

2.3 Unless otherwise specified, all references to money amounts are to US dollars.

3. GRANT OF SHARE UNITS AND TERMS

3.1 The Company may grant Share Units to such Eligible Participant or Eligible Participants in such number and at such times as the Company may, in its sole discretion, determine, as a bonus or similar payment in respect of services rendered by the Eligible Participant for a Fiscal Year or otherwise as compensation, including as an incentive for future performance by the Eligible Participant.

3.2 In granting any Share Units pursuant to Section 3.1, the Company shall designate:

(a) the number of Share Units which are being granted to the Eligible Participant;

(b) any time based conditions as to vesting of the Share Units to become Vested Share Units;

(c) any performance based conditions as to vesting of the Share Units to become Vested Share Units;

(d) the Payout Date, which shall in no event be later than the Expiry Date;

(e) the form of payout; and

(f) the Expiry Date;

which shall be set out in the Grant Agreement.

3.3 The conditions may relate to all or any portion of the Share Units in a grant and may be graduated such that different percentages of the Share Units in a grant will become Vested Share Units depending on the extent of satisfaction of one or more such conditions.

3.4 Each grant of Share Units hereunder shall be subject to any policy of the Company that may be in place from time to time relating to the "clawback" of the value of any Share Units hereunder in certain circumstances.

4. GRANT AGREEMENT

4.1 Each grant of a Share Unit will be set forth in a Grant Agreement containing terms and conditions required under the Plan and such other terms and conditions not inconsistent herewith as the Company may, in its sole discretion, deem appropriate.

B-4 | Page	| 2023 Information Circular

5. SHARE UNIT GRANTS AND ACCOUNTS

5.1 An Account shall be maintained by the Company for each Eligible Participant. On the Grant Date, the Account will be credited with the Share Units granted to an Eligible Participant on that date.

6. PAYOUTS

6.1 On each Payout Date, the Eligible Participant shall be entitled to receive, and the Company shall issue and/or pay, a payout with respect to those Vested Share Units in the Eligible Participant's Account to which the Payout Date relates. The form of payout shall be set out in the Eligible Participant's Grant Agreement.

6.2 No fractional Company Shares shall be issued and any fractional entitlements will be rounded down to the nearest whole number.

6.3 Company Shares issued by the Company from treasury under Section 6.1 of this Plan shall be considered fully paid in consideration of past service that is no less in value than the fair equivalent of the money the Company would have received if the Company Shares had been issued for money.

6.4 The Company or a subsidiary of the Company may withhold from any amount payable by the Company to an Eligible Participant, including income or any other payments, such amount as may be necessary so as to ensure that the Company or the subsidiary of the Company will comply with Applicable Law relating to the withholding of tax or other required deductions, including on the amount, if any, includable in the income of an Eligible Participant. Subject to the terms of any Grant Agreement, each of the Company or the subsidiary of the Company shall also have the right in its discretion to satisfy any such withholding tax liability by retaining, acquiring or selling on behalf of an Eligible Participant any Company Shares which would otherwise be issued to an Eligible Participant hereunder.

7. CHANGE OF CONTROL

7.1 Subject to Section 16 hereof, notwithstanding the conditions as to vesting of Share Units contained in any individual Grant Agreement, if at any time within one year after the date of a Change of Control an Eligible Participant who was also an Employee of, or Service Provider to, the Company prior to the Change of Control, experiences a Termination Date by reason of a termination without Cause or a resignation for Good Reason, all outstanding Share Units held by such Eligible Participant shall become Vested Share Units as of the Termination Date and the Company shall issue Company Shares and/or pay cash to such Eligible Participant with respect to such Vested Share Units in accordance with Section 6; provided that in the event that any Share Units are subject to performance based vesting conditions, then an assessment shall be done by the Plan Administrator and the vesting of such Share Units shall accelerate only to the extent that such performance based vesting conditions are considered, in the Plan Administrator's discretion, to have been satisfied as of the Termination Date.

8. TERMINATION OF EMPLOYMENT AND FORFEITURES

8.1 Subject to Section 7.1, and except as may be required to satisfy the minimum requirements of applicable employment or labour standards legislation, there shall be no further vesting of an Eligible Participant's Share Units following the Participant's Termination Date. Any Share Units in such Eligible Participant's Account which are not Vested Share Units on the Termination Date shall terminate and be forfeited on such date and the Participant waives any claim to damages with respect to any Share Units that do not become vested in accordance with this Plan whether related or attributable to any contractual or common law termination entitlements or otherwise.

8.2 Except (i) as otherwise provided in Section 16, (ii) to the extent that an Eligible Participant's Vested Share Units are subject to U.S. Federal Income Tax, and (iii) to the extent that Section 409A applies to an Eligible Participant's Vested Share Units; in the event the Eligible Participant leaves employ or office with the Company, is advised by the Company that his, her or its services are no longer required or such Eligible Participant's service contract expires or is terminated prior to the Payout Date with respect to any Vested Share Units in such Eligible Participant's Account, the Payout Date with respect to such Vested Share Units shall, notwithstanding any provision in the Grant Agreement, be accelerated to the date that the Eligible Participant leaves employ or office with the Company, is advised by the Company that his, her or its services are no longer required or such Eligible Participant's service contract is expired or terminated, respectively, and the Company shall, as soon as practicable following such date, issue Company Shares and or make payment to such Eligible Participant, or Beneficiary thereof, as applicable, with respect to such Vested Share Units in accordance with Section 6.

B-5 | Page	| 2023 Information Circular

9. FORFEITED UNITS

9.1 Notwithstanding any other provision of the Plan or a Grant Agreement, Share Units granted hereunder shall terminate on, if not redeemed or previously terminated and forfeited in accordance with the Plan, and be of no further force and effect after, the Expiry Date.

10. ALTERATION OF NUMBER OF COMPANY SHARES SUBJECT TO THE PLAN

10.1 In the event that the Company Shares shall be subdivided or consolidated into a different number of Company Shares or a distribution shall be declared upon the Company Shares payable in Company Shares, the number of Share Units then recorded in the Eligible Participant's Account shall be adjusted by replacing such number by a number equal to the number of Company Shares which would be held by the Eligible Participant immediately after the distribution, subdivision or consolidation, should the Eligible Participant have held a number of Company Shares equal to the number of Share Units recorded in the Eligible Participant's Account on the record date fixed for such distribution, subdivision or consolidation.

10.2 In the event that the Company Shares shall be changed into another class or series of shares of the Company, the Share Units then recorded in the Eligible Participant's Account shall be adjusted by replacing the number of Company Shares by the number and type of shares which would be held by the Eligible Participant immediately after the change, should the Eligible Participant have held a number of Company Shares equal to the number of Share Units recorded in the Eligible Participant's Account on the record date fixed for such change, and each reference to Company Share in the Plan shall be a reference to the type of shares so exchanged for the Company Shares.

10.3 In the event there shall be a capital reorganization, reclassification or change of outstanding Company Shares (other than a change in the par value thereof) of the Company, a consolidation, merger, arrangement or amalgamation of the Company with or into any other company or a sale of the property of the Company as or substantially as an entirety, other than as specified in Section 10.1, then there shall be substituted for each Company Share referred to in the Plan or for each share into which such Company Share shall have been so changed or exchanged, the kind of securities into which each outstanding Company Share shall be so changed or exchanged and an equitable adjustment shall be made, if required, in the number of Share Units then recorded in the Eligible Participant's Account, such adjustment, if any, to be reasonably determined by the Plan Administrator and to be effective and binding for all purposes.

10.4 An adjustment will take effect at the time of the event giving rise to the adjustment and the adjustments provided for in this Section 10 are cumulative.

10.5 In the case of any such substitution, change or adjustment as provided for in this Section 10, the variation shall generally require that the aggregate Market Price of the Share Units then recorded in the Eligible Participant's Account prior to such substitution, change or adjustment will be proportionately and appropriately varied so that it be equal to such aggregate Market Price after the variation.

10.6 If any questions arise at any time with respect to the substitutions, changes or adjustments provided for in this Section 10, such questions will be conclusively determined by the Company's auditors, or, if they decline to so act, any other firm of chartered accountants, in Vancouver, British Columbia (or in the city of the Company's principal executive office) that the Company may designate and who will be granted access to all appropriate records. Such determination will be binding upon the Company and all Eligible Participants.

B-6 | Page	| 2023 Information Circular

11. RESTRICTIONS ON ISSUANCES

11.1 Share Units may be granted by the Company in accordance with this Plan provided the aggregate number of Company Shares reserved for issuance at the time of grant of Share Units: (i) pursuant to the Plan, shall not exceed 5% of the number of issued and outstanding Company Shares at such time, and (ii) when combined with the Company Shares reserved for issuance under any other Security Based Compensation Arrangement of the Company, shall not exceed 9% of the number of issued and outstanding Company Shares at such time, provided in each case that Company Shares reserved for issuance pursuant to Share Units which are redeemed or surrendered, cancelled or terminated without having been redeemed will again be available for issuance under the Plan. No Company Shares need to be reserved for awards of Share Units for which the form of payout set out in the applicable Grant Agreement is only cash.

11.2 The maximum number of Company Shares issuable to Insiders pursuant to Section 6.1 of the Plan, together with any Company Shares issuable pursuant to any other Security Based Compensation Arrangement, at any time, shall not exceed 9% of the total number of outstanding Company Shares. The maximum number of Company Shares that may be issued to Insiders pursuant to Section 6.1 of the Plan, together with any Company Shares that may be issued to Insiders pursuant to any other Security Based Compensation Arrangement, within any 12-month period, shall not exceed 9% of the total number of outstanding Company Shares.

11.3 The number of Company Shares issuable to Non-Employee Directors of the Company collectively pursuant to Section 6.1 of the Plan, together with any Company Shares issuable pursuant to any other Security Based Compensation Arrangement, at any time shall not exceed 1% of the total number of outstanding Company Shares. The number of Share Units granted to Non-Employee Directors under the Plan, in combination with all other equity awards granted to Non-Employee Directors under any other Security Based Compensation Arrangement, shall be limited to an annual equity award value (based on grant date fair value as determined by the Plan Administrator) of $150,000 per non-Employee Director, provided that the total annual equity award value (based on grant date fair value as determined by the Plan Administrator) of stock options issuable to any Non-Employee Director shall not exceed $100,000. For clarity, one-time initial grants made to new directors joining the Board and any Option or Full Value Award granted in lieu of cash fees at an equivalent amount to the value of cash fees given up do not count towards the $100,000 and $150,000 limits outlined above.

12. AMENDMENT, SUSPENSION OR TERMINATION OF THE PLAN

12.1 Subject to the provisions herein, the Plan may be amended, suspended or terminated at any time by the Plan Administrator in whole or in part. No amendment of the Plan shall, without the consent of the Eligible Participants affected by the amendment, or unless required by Applicable Law, adversely affect the rights accrued to such Eligible Participants with respect to Share Units granted prior to the date of the amendment.

12.2 The Company may, without notice, at any time and from time to time, and without shareholder approval, amend the Plan or any provisions thereof in such manner as the Company, in its sole discretion, determines appropriate, including, without limitation:

(a) for the purposes of making formal minor or technical modifications to any of the provisions of the Plan;

(b) to correct any ambiguity, defective provision, error or omission in the provisions of the Plan;

(c) to change the vesting provisions and/or the termination provisions applicable to Share Units, provided that such change does not entail an extension of the Expiry Date of the Share Units beyond the original Expiry Date of the Share Units;

B-7 | Page	| 2023 Information Circular

(d) to make the amendments contemplated by Section 16.1(f);

(e) to make any amendments necessary or advisable because of any change in Applicable Law; or

(f) to make amendments in connection with a Change of Control to assist Eligible Participants to tender underlying Company Shares to, or participate in, the actual or potential event or to obtain the advantage of holding the underlying Company Shares during such event and to terminate, following the successful completion of such event, on such terms as it sees fit, the Share Units not redeemed prior to the successful completion of such event, provided, however, that:

(g) no such amendment of the Plan may be made without the consent of each affected Eligible Participant in the Plan if such amendment would adversely affect the rights of such affected Eligible Participant(s) under the Plan; and

(h) shareholder approval shall be obtained in accordance with the requirements of the TSX for any amendment that results in:

(i) any increase in the number of Company Shares reserved for issuance under this Plan or the maximum number of Company Shares available for issuance pursuant to the Plan;

(ii) the cancellation and re-issuance of Share Units;

(iii) the extension of the term of a Share Unit beyond the original Expiry Date;

(iv) the removal or exceeding of the limitation on Non-Employee Directors prescribed in Section 11.3 of the Plan;

(v) permitting Share Units to be transferable or assignable other than for normal estate settlement purposes pursuant to Section 15.2;

(vi) the removal or exceeding of the Insider participation limits set out in Section 11.2; or

(vii) an amendment to the amendment provisions of the Plan contained in this Section 12.

12.3 If the Company terminates the Plan, Share Units previously credited shall, at the discretion of the Plan Administrator, either (a) be settled immediately in accordance with the terms of the Plan in effect at such time, or (b) remain outstanding and in effect and settled in due course in accordance with the applicable terms and conditions, in either case without shareholder approval.

13. ADMINISTRATION

13.1 The Plan shall be administered by the Plan Administrator subject to Applicable Laws.  The Plan Administrator shall have full and complete authority to interpret the Plan, to prescribe such rules and regulations and to make such other determinations as it deems necessary or desirable for the administration of the Plan. Subject to Section 10.6, all actions taken and decisions made by the Plan Administrator shall be final, conclusive and binding on all parties concerned, including, but not limited to, the Eligible Participants and their beneficiaries and legal representatives, each subsidiary of the Company and the Company.  All expenses of administration of the Plan shall be borne by the Company.

13.2 The Company shall keep or cause to be kept such records and accounts as may be necessary or appropriate in connection with the administration of the Plan and the discharge of its duties. At such times as the Company shall determine, the Company shall furnish the Eligible Participant with a statement setting forth the details of his or her Share Units including the Grant Date and the Vested Share Units and unvested Share Units held by each Eligible Participant. Such statement shall be deemed to have been accepted by the Eligible Participant as correct unless written notice to the contrary is given to the Company within 30 days after such statement is given to the Eligible Participant.

B-8 | Page	| 2023 Information Circular

13.3 The Company may, at its discretion, appoint one or more persons or companies to provide services in connection with the Plan including without limitation, administrative and record-keeping services.

14. BENEFICIARIES AND CLAIMS FOR BENEFITS

14.1 Subject to the requirements of Applicable Law, an Eligible Participant may designate in writing a Beneficiary to receive any benefits that are payable under the Plan upon the death of such Eligible Participant. An Eligible Participant may, subject to Applicable Law, change such designation from time to time. Such designation or change shall be in such form and executed and filed in such manner as the Company may from time to time determine.

15. GENERAL

15.1 The transfer of an Employee from the Company to a subsidiary of the Company, from a subsidiary of the Company to the Company or from a one subsidiary of the Company to another subsidiary of the Company shall not be considered a termination of employment for the purposes of the Plan, nor shall it be considered a termination of employment if an Eligible Participant is placed on such other leave of absence which is considered by the Company as continuing intact the employment relationship.

15.2 The Plan shall enure to the benefit of and be binding upon the Company, its successors and assigns.  The interest of any Eligible Participant under the Plan or in any Share Unit shall not be transferable or assignable other than by operation of Applicable Law, except, if and on such terms as the Company may permit, to a spouse or minor children or grandchildren or a personal holding company or family trust controlled by an Eligible Participant, the sole shareholders or beneficiaries of which, as the case may be, are any combination of the Eligible Participant, the Eligible Participant's spouse, the Eligible Participant's minor children or the Eligible Participant's minor grandchildren, and after his or her lifetime shall enure to the benefit of and be binding upon the Eligible Participant's beneficiary, on such terms and conditions as are appropriate for such transferees to be included in the class of transferees who may rely on a Form S-8 registration statement under the Securities Act to sell Company Shares received pursuant to the Share Unit.

15.3 The Company's grant of any Share Units or issuance of any Company Shares hereunder is subject to compliance with Applicable Law applicable thereto. As a condition of participating in the Plan, each Eligible Participant agrees to comply with all Applicable Law and agrees to furnish to the Company or a subsidiary of the Company all information and undertakings as may be required to permit compliance with Applicable Law.

15.4 An Eligible Participant shall not have the right or be entitled to exercise any voting rights, receive any distribution or have or be entitled to any other rights as a shareholder of the Company in respect of any Share Units.

15.5 Neither designation of an Employee as an Eligible Participant nor the grant of any Share Units to any Eligible Participant entitles any Eligible Participant to the grant, or any additional grant, as the case may be, of any Share Units under the Plan.  Nothing contained in the Plan will confer upon or imply in favour of any Eligible Participant any right to continued employment or service with the Company or interfere in any way with the right of the Company to lawfully terminate the Eligible Participant's employment or service at any time pursuant to the arrangements pertaining to same.

15.6 Participation in the Plan shall be entirely voluntary and any decision not to participate shall not affect any Employee's employment or any consultant's contractual relationship with the Company or a subsidiary of the Company.

B-9 | Page	| 2023 Information Circular

15.7 The Plan shall be an unfunded obligation of the Company. Neither the establishment of the Plan nor the grant of any Share Units or the setting aside of assets by the Company (if, in its sole discretion, it chooses to do so) shall be deemed to create a trust. The right of the Eligible Participant or Beneficiary to receive a payout pursuant to the Plan shall be no greater than the right of other unsecured creditors of the Company.

15.8 This Plan is established under the laws of the Province of British Columbia and the rights of all parties and the construction of each and every provision of the Plan and any Share Units granted hereunder shall be construed according to the laws of the Province of British Columbia.

16. SECTION 409A

16.1 It is intended that the provisions of this Plan comply with Section 409A, and all provisions of this Plan shall be construed and interpreted in a manner consistent with the requirements for avoiding taxes or penalties under Section 409A.  Notwithstanding anything in the Plan to the contrary, the Company may provide in the applicable Grant Agreement with respect to Share Units granted to Eligible Participants whose benefits under the Plan are or may become subject to Section 409A, such terms and conditions as may be required for compliance with Section 409A.  In addition, the following will apply to the extent that an Eligible Participant's Share Units are subject to Section 409A:

(a) Except as permitted under Section 409A, any Share Units, or payment with respect to Share Units, may not be reduced by, or offset against, any amount owing by the Eligible Participant to the Company or a subsidiary of the Company.

(b) If an Eligible Participant otherwise would become entitled to receive payment in respect of any Share Units as a result of his or her ceasing to be an Employee, a Service Provider or Director, any payment made on account of such person ceasing to be an Employee or Service Provider shall be made at that time only if the Eligible Participant has experienced a "separation from service" (within the meaning of Section 409A).

(c) If an Eligible Participant is a "specified employee" (within the meaning of Section 409A) at the time he or she otherwise would be entitled to payment as a result of his or her separation from service, any payment that otherwise would be payable during the six-month period following such separation from service will be delayed and shall be paid on the first day of the seventh month following the date of such separation from service or, if earlier, the Eligible Participant's date of death.

(d) An Eligible Participant's status as a specified employee shall be determined by the Company as required by Section 409A on a basis consistent with the regulations under Section 409A and such basis for determination will be consistently applied to all plans, programs, contracts, agreements, etc. maintained by the Company that are subject to Section 409A.

(e) Each Eligible Participant, any beneficiary or the Eligible Participant's estate, as the case may be, is solely responsible and liable for the satisfaction of all taxes and penalties that may be imposed on or for the account of such Eligible Participant in connection with this Plan (including any taxes and penalties under Section 409A), and neither the Company nor any subsidiary of the Company or affiliate shall have any obligation to indemnify or otherwise hold such Eligible Participant or beneficiary or the Eligible Participant's estate harmless from any or all of such taxes or penalties.

(f) If and to the extent that Share Units would otherwise become payable upon a Change of Control, such payment will occur at that time only if such Change of Control also constitutes a "change in ownership", a "change in effective control" or a "change in the ownership of a substantial portion of the assets of the Company" as defined under Section 409A and applicable regulations (a "409A Change in Control").  If a Change of Control that is not also a 409A Change in Control, unless otherwise permitted under Section 409A the time for the payment of Share Units will not be accelerated and will be payable pursuant to the terms of the Plan and applicable Grant Agreement as if such Change of Control had not occurred.

B-10 | Page	| 2023 Information Circular

(g) In the event that the Plan Administrator determines that any amounts payable under the Plan will be taxable to an Eligible Participant under Section 409A prior to payment to such Eligible Participant of such amount, the Company may (i) adopt such amendments to the Plan and Share Units and appropriate policies and procedures, including amendments and policies with retroactive effect, that the Plan Administrator determines necessary or appropriate to preserve the intended tax treatment of the benefits provided by the Plan and  Grant Agreement and/or (ii) take such other actions as the Company determines necessary or appropriate to avoid or limit the imposition of an additional tax under Section 409A.

(h) In the event the Company terminates the Plan in accordance with Section 12.3, the time and manner of payment of amounts that are subject to 409A will be made in accordance with the rules under Section 409A.  The Plan will not be terminated except as permitted under Section 409A.  No change to the termination provisions of Share Units or the Plan pursuant to Section 12.2(d)will be made except as permitted under Section 409A.

EFFECTIVE DATE:  June 1, 2023

B-11 | Page	| 2023 Information Circular

BLACKLINE OF AMENDED SHARE UNIT PLAN

~~2020~~ GALIANO GOLD INC.

SHARE UNIT PLAN

Dated for Reference April 30, 2020 as amended on June 1, 2023.

1. PURPOSE

1.1 This Plan has been established by the Company to assist the Company in the recruitment and retention of highly qualified Directors, ~~Officers,~~ Employees and Service Providers by providing a means to reward superior performance, to motivate Eligible Participants under the Plan to achieve important corporate and personal objectives and, through the issuance of Share Units in the Company to Eligible Participants under the Plan, to better align the interests of Eligible Participants with the long-term interests of shareholders of the Company.

~~2.0 This Plan shall serve as the successor to the Company's current share unit plan (the "Prior Plan"), and no further awards shall be made under the Prior Plan from and after the effective date of this Plan. All outstanding awards under the Prior Plan immediately prior to the effective date of this Plan shall continue to be governed solely by the terms and conditions of the instrument evidencing such grant and the Prior Plan, and no provision of this Plan shall affect or otherwise modify the rights or obligations of holders of such awards.~~

~~3.~~2. PLAN DEFINITIONS AND INTERPRETATIONS

In this Plan, the following terms have the following meanings:

(a) "Account" means the bookkeeping account established and maintained by the Company for each Eligible Participant in which the number of Share Units of the Eligible Participant are recorded;

(b) "Applicable Law" means any applicable provision of law, domestic or foreign, including, without limitation, applicable securities legislation, together with all regulations, rules, policy statements, rulings, notices, orders or other instruments promulgated thereunder and Stock Exchange Rules;

(c) "Beneficiary" means any person designated by the Eligible Participant as his or her beneficiary under the Plan in accordance with Section 14.1 or, failing any such effective designation, the Eligible Participant's legal representative;

(d) "Board" means the board of directors of the Company;

(e) "Cause" means, for the purposes of an Eligible Participant's rights and entitlements under the Plan, and not for any other purpose or entitlement, any act(s) or omission(s) that constitute just cause for termination at common law.

~~(e)~~(f) "Change of Control" means:

(i) the acquisition, directly or indirectly, by any Person or group of Persons acting jointly or in concert (as such term is defined under Applicable Law) of Company Shares which, when added to all other Company Shares at the time held directly or indirectly by such Person or Persons, totals for the first time more than 50% of the then outstanding Company Shares; or

B-12 | Page	| 2023 Information Circular

(ii) the acquisition, directly or indirectly, by any Person or group of Persons acting jointly or in concert (as such term is defined under Applicable Law) of Company Shares which, when added to all other Company Shares at the time held directly or indirectly by such Person or Persons, totals for the first time 30% of the then outstanding Company Shares followed, within 12 months of such event, by the removal, by the shareholders of the Company, of more than 51% of the then incumbent directors of the Company, or the election of a majority of directors to the Board who were not nominees of the Company's Board at the time immediately preceding such election; or

(iii) the consummation of a sale of all or substantially all of the assets of the Company, or the consummation of a reorganization, merger or other transaction which has substantially the same effect; or

(iv) any plan of arrangement, reorganization, merger or other transaction which has substantially the same effect as (i) to (ii) above.

~~(f)~~(g) "Company" means [Galiano Gold Inc.]. and includes, unless the context otherwise requires, all of its successors according to law;

~~(g)~~(h) "Company Shares" means the common shares without par value in the capital of the Company;

~~(h)~~(i) "Director" means ~~the directors~~a director of the Company as may be elected or appointed from time to time;

~~(i)~~(j) "Eligible Participant" means a Person who is a bona fide Director, ~~Officer,~~ Employee or Service Provider;

~~(j)~~ "Employee" means:

(k) (i) a Person who is a full-time employee of the Company or any of its subsidiaries or a part-time employee of the Company or any of its subsidiaries not working less than 22 hours per week~~; or~~, and (ii) an Employee Director;

~~( ) a Person who is considered an employee under the Income Tax Act (Canada) (i.e. for whom income tax, employment insurance and CPP deductions must be made at source);~~

(l) "Employee Director" means a Director who is employed by the Company.

(m) "Exchange Act" means the U.S. Securities Exchange Act of 1934, as amended;

(n) "Expiry Date" means the date on which a Share Unit lapses as specified in the Grant Agreement therefor or in accordance with the terms of this Plan;

(o) "Fiscal Year" means a fiscal year of the Company;

(p) "Good Reason" means the occurrence of any act or omission by the Company or any subsidiary of the Company that constitutes constructive dismissal of the Eligible Participant under Applicable Law.

~~(p)~~(q) "Grant Agreement" means an agreement between the Company and an Eligible Participant under which Share Units are granted, together with such amendments, deletions or changes thereto as are permitted under the Plan;

B-13 | Page	| 2023 Information Circular

~~(q)~~(r) "Grant Date" of a Share Unit means the date a Share Unit is granted to an Eligible Participant under the Plan;

~~(r)~~(s) "Insider" has the meaning set out in the rules and policies of the TSX, as amended from time to time;

~~(s)~~(t) "Market Price" means the five-day ~~VWAP~~volume-weighted average price (as  ~~defined and~~ calculated pursuant to rules and policies of the TSX, as amended from time to time);

~~(t)~~(u) "Non-Employee Director" means ~~any~~a Director who is not an Employee Director of the Company ~~who is neither:~~;

~~( ) an Employee of the Company; or~~

~~( ) a Service Provider of the Company;~~

~~(w)~~(v) "Payout Date" means, subject to acceleration in accordance with Section 7, a date selected by the Company, in accordance with and as contemplated by Sections 3.2 and 6.1;

~~(x)~~(w) "Person" means a company, any unincorporated entity or an individual;

~~(y)~~(x) "Plan" means this Share Unit Plan;

~~(z)~~(y) "Plan Administrator" means the Compensation Committee of the Board or any other committee or sub-committee as designated by the Board to administer the Plan, provided that the Compensation Committee or any other such committee is comprised entirely of independent Directors, and provided further that if the Company ceases to qualify as a "foreign private issuer" (as defined in Rule 3b-4 under the Exchange Act), the Plan Administrator shall be a committee of the Board comprised of not less than two Directors, and each member of the committee shall be a "non-employee director" within the meaning of Rule 16b-3;

~~(aa)~~(z) "Rule 16b-3" means Rule 16b-3 promulgated by the Securities and Exchange Commission under the Exchange Act or any successor rule or regulation;

~~(bb)~~(aa) "Section 409A" means Section 409A of the U.S. Internal Revenue Code of 1986, as amended, and the Treasury Regulations promulgated thereunder as in effect from time to time;

~~(cc)~~(bb) "Securities Act" means the U.S. Securities Act of 1933, as amended;

~~(dd)~~(cc) "Security Based Compensation Arrangement" has the meaning set out in Section 613(b) of the rules and policies of the TSX, as amended from time to time;

~~(ee)~~(dd) "Service Provider" means a Person engaged by the Company to provide services for an initial, renewable or extended period of twelve months or more;

~~(ff)~~(ee) "Share Unit" means a unit credited by means of an entry on the books of the Company to an Eligible Participant pursuant to the Plan, representing the right to receive, subject to and in accordance with the Plan, for each Vested Share Unit, cash, a Company Share or a combination thereof, as determined by the Plan Administrator, in an amount equal to the Market Price of the Vested Share Unit on the Payout Date, at the time, in the manner, and subject to the terms, set forth in the Plan and the applicable Grant Agreement;

~~(gg)~~(ff) "Stock Exchange Rules" means the applicable rules of any stock exchange upon which the Company Shares are listed;

B-14 | Page	| 2023 Information Circular

(gg) "Termination Date" means:

(i) in the case of an Employee, the date on which the Employee ceases to be an employee of the Company or any of its subsidiaries for any reason, whether lawful or otherwise (including, without limitation, by reason of resignation, death, retirement, frustration of contract, termination for Cause, termination without Cause, disability or constructive dismissal), without giving effect to any pay in lieu of notice (paid by way of lump sum or salary continuance), severance pay, benefits continuance, or other termination related payments or benefits to which an Employee may be entitled pursuant to the common law or otherwise (except as may be required to satisfy the minimum requirements of applicable employment or labour standards legislation). For greater certainty, an Employee shall not cease to be employed with the Company or any of its subsidiaries during a period of vacation, temporary illness, maternity or parental leave, or any other authorized leave of absence;

(ii) in the case of a Non-Employee Director, the date upon which the Non-Employee Director ceases to hold office; or

(iii) in the case of a Service Provider, the date that is designated by the Company or any of its subsidiaries, or by the Service Provider, as the case may be, in a written notice of termination, as the date on which the Service Provider's consulting agreement or arrangement is terminated for any reason.

(hh) "TSX" means the Toronto Stock Exchange; and

(ii) "Vested Share Units" shall mean Share Units in respect of which all vesting terms and conditions set forth in the Plan and the applicable Grant Agreement have been either satisfied or waived in accordance with the Plan.

~~3.2~~2.2 In this Plan, unless the context requires otherwise, words importing the singular number may be construed to extend to and include the plural number, and words importing the plural number may be construed to extend to and include the singular number.

2.3 Unless otherwise specified, all references to money amounts are to US dollars.

~~4.~~3. GRANT OF SHARE UNITS AND TERMS

~~4.1~~3.1 The Company may grant Share Units to such Eligible Participant or Eligible Participants in such number and at such times as the Company may, in its sole discretion, determine, as a bonus or similar payment in respect of services rendered by the Eligible Participant for a Fiscal Year or otherwise as compensation, including as an incentive for future performance by the Eligible Participant.

~~4.2~~3.2 In granting any Share Units pursuant to Section 3.1, the Company shall designate:

(a) the number of Share Units which are being granted to the Eligible Participant;

(b) any time based conditions as to vesting of the Share Units to become Vested Share Units;

(c) any performance based conditions as to vesting of the Share Units to become Vested Share Units;

(d) the Payout Date, which shall in no event be later than the Expiry Date;

(e) the form of payout; and

(f) the Expiry Date;

B-15 | Page	| 2023 Information Circular

which shall be set out in the Grant Agreement.

~~4.3~~3.3 The conditions may relate to all or any portion of the Share Units in a grant and may be graduated such that different percentages of the Share Units in a grant will become Vested Share Units depending on the extent of satisfaction of one or more such conditions.

~~4.4~~3.4 Each grant of Share Units hereunder shall be subject to any policy of the Company that may be in place from time to time relating to the "clawback" of the value of any Share Units hereunder in certain circumstances.

~~5.~~4. GRANT AGREEMENT

~~5.1~~4.1 Each grant of a Share Unit will be set forth in a Grant Agreement containing terms and conditions required under the Plan and such other terms and conditions not inconsistent herewith as the Company may, in its sole discretion, deem appropriate.

~~6.~~5. SHARE UNIT GRANTS AND ACCOUNTS

~~6.1~~5.1 An Account shall be maintained by the Company for each Eligible Participant. On the Grant Date, the Account will be credited with the Share Units granted to an Eligible Participant on that date.

~~7.~~6. PAYOUTS

~~7.1~~6.1 On each Payout Date, the Eligible Participant shall be entitled to receive, and the Company shall issue and/or pay, a payout with respect to those Vested Share Units in the Eligible Participant's Account to which the Payout Date relates. The form of payout shall be set out in the Eligible Participant's Grant Agreement.

~~7.2~~6.2 No fractional Company Shares shall be issued and any fractional entitlements will be rounded down to the nearest whole number.

~~7.3~~6.3 Company Shares issued by the Company from treasury under Section 6.1 of this Plan shall be considered fully paid in consideration of past service that is no less in value than the fair equivalent of the money the Company would have received if the Company Shares had been issued for money.

~~7.4~~6.4 The Company or a subsidiary of the Company may withhold from any amount payable by the Company to an Eligible Participant, including income or any other payments, such amount as may be necessary so as to ensure that the Company or the subsidiary of the Company will ~~be able~~comply with Applicable Law relating to the withholding of tax or other required deductions, including on the amount, if any, includable in the income of an Eligible Participant. ~~Each~~Subject to the terms of any Grant Agreement, each of the Company or the subsidiary of the Company shall also have the right in its discretion to satisfy any such withholding tax liability by retaining, acquiring or selling on behalf of an Eligible Participant any Company Shares which would otherwise be issued to an Eligible Participant hereunder.

~~8.~~7. CHANGE OF CONTROL

~~8.1~~7.1 Subject to Section 16 hereof, notwithstanding the conditions as to vesting of Share Units contained in any individual Grant Agreement, if at any time within one year ~~from~~after the date of a Change of Control an Eligible Participant who was also an ~~Officer or~~ Employee of, or Service Provider to, the Company prior to the Change of Control ~~has their employment or service contract or position with the Company or the continuing entity resulting or continuing from the Change~~, experiences a Termination Date by reason of ~~Control (as applicable), terminated~~ a termination without ~~cause, or altered in such a way that the holder is effectively constructively dismissed from their position with the Company~~Cause or a resignation for Good Reason, all outstanding Share Units held by such Eligible Participant shall become Vested Share Units ~~and the Payout Date in connection with such Eligible Participant's Vested Share Units shall be accelerated to the date of such Eligible Participant's termination or dismissal~~as of the Termination Date and the Company shall issue Company Shares and/or pay cash to such Eligible  Participant with respect to such Vested Share Units in accordance with Section 6; ~~[~~provided that in the event that any Share Units are subject to performance based vesting conditions, then an assessment shall be done by the Plan Administrator and the vesting of such Share Units shall accelerate only to the extent that such performance based vesting conditions ~~have been satisfied, and further provided that if a performance based vesting condition is, in the Plan Administrator's discretion, capable of being partially performed, then vesting shall be accelerated on a pro rata basis to reflect the degree to which the vesting condition has been satisfied, as determined by the Plan Administrator]~~ are considered, in the Plan Administrator's discretion, to have been satisfied as of the Termination Date.

B-16 | Page	| 2023 Information Circular

 ~~9.~~8. TERMINATION OF EMPLOYMENT AND FORFEITURES

~~9.1~~8.1 Subject to Section ~~7.1~~7.1, ~~on the date that~~ and except as may be required to satisfy the minimum requirements of applicable employment or labour standards legislation, there shall be no further vesting of an Eligible ~~Participant has left employ or office with the Company, or has been advised by the Company that his, her or its services are no longer required, or on the date such Eligible~~ Participant's ~~service contract has expired or been terminated, any~~Share Units following the Participant's Termination Date. Any Share Units in such Eligible Participant's Account which are not Vested Share Units on the Termination Date shall terminate and be forfeited on such date and the Participant waives any claim to damages with respect to any Share Units that do not become vested in accordance with this Plan whether related or attributable to any contractual or common law termination entitlements or otherwise.

~~9.2~~8.2 Except (i) as otherwise provided in Section 16, (ii) to the extent that an Eligible Participant's Vested Share Units are subject to U.S. Federal Income Tax, and (iii) to the extent that Section 409A applies to an Eligible Participant's Vested Share Units; ~~then~~ in the event the Eligible Participant leaves employ or office with the Company, is advised by the Company that his, her or its services are no longer required or such Eligible Participant's service contract expires or is terminated prior to the Payout Date with respect to any Vested Share Units in such Eligible Participant's Account, the Payout Date with respect to such Vested Share Units shall, notwithstanding any provision in the Grant Agreement, be accelerated to the date that the Eligible Participant leaves employ or office with the Company, is advised by the Company that his, her or its services are no longer required or such Eligible Participant's service contract is expired or terminated, respectively, and the Company shall, as soon as practicable following such date, issue Company Shares and or make payment to such Eligible Participant, or Beneficiary thereof, as applicable, with respect to such Vested Share Units in accordance with Section 6.

~~10.~~9. FORFEITED UNITS

~~10.1~~9.1 Notwithstanding any other provision of the Plan or a Grant Agreement, Share Units granted hereunder shall terminate on, if not redeemed or previously terminated and forfeited in accordance with the Plan, and be of no further force and effect after, the Expiry Date.

~~11.~~10. ALTERATION OF NUMBER OF COMPANY SHARES SUBJECT TO THE PLAN

~~11.1~~10.1 In the event that the Company Shares shall be subdivided or consolidated into a different number of Company Shares or a distribution shall be declared upon the Company Shares payable in Company Shares, the number of Share Units then recorded in the Eligible Participant's Account shall be adjusted by replacing such number by a number equal to the number of Company Shares which would be held by the Eligible Participant immediately after the distribution, subdivision or consolidation, should the Eligible Participant have held a number of Company Shares equal to the number of Share Units recorded in the Eligible Participant's Account on the record date fixed for such distribution, subdivision or consolidation.

~~11.2~~10.2 In the event that the Company Shares shall be changed into another class or series of shares of the Company, the Share Units then recorded in the Eligible Participant's Account shall be adjusted by replacing the number of Company Shares by the number and type of shares which would be held by the Eligible Participant immediately after the change, should the Eligible Participant have held a number of Company Shares equal to the number of Share Units recorded in the Eligible Participant's Account on the record date fixed for such change, and each reference to Company Share in the Plan shall be a reference to the type of shares so exchanged for the Company Shares.

B-17 | Page	| 2023 Information Circular

~~11.3~~10.3 In the event there shall be a capital reorganization, reclassification or change of outstanding Company Shares (other than a change in the par value thereof) of the Company, a consolidation, merger, arrangement or amalgamation of the Company with or into any other company or a sale of the property of the Company as or substantially as an entirety, other than as specified in Section 10.1, then there shall be substituted for each Company Share referred to in the Plan or for each share into which such Company Share shall have been so changed or exchanged, the kind of securities into which each outstanding Company Share shall be so changed or exchanged and an equitable adjustment shall be made, if required, in the number of Share Units then recorded in the Eligible Participant's Account, such adjustment, if any, to be reasonably determined by the Plan Administrator and to be effective and binding for all purposes.

~~11.4~~10.4 An adjustment will take effect at the time of the event giving rise to the adjustment and the adjustments provided for in this Section 10 are cumulative.

~~11.5~~10.5 In the case of any such substitution, change or adjustment as provided for in this Section 10, the variation shall generally require that the aggregate Market Price of the Share Units then recorded in the Eligible Participant's Account prior to such substitution, change or adjustment will be proportionately and appropriately varied so that it be equal to such aggregate Market Price after the variation.

~~11.6~~10.6 If any questions arise at any time with respect to the substitutions, changes or adjustments provided for in this Section 10, such questions will be conclusively determined by the Company's auditors, or, if they decline to so act, any other firm of chartered accountants, in Vancouver, British Columbia (or in the city of the Company's principal executive office) that the Company may designate and who will be granted access to all appropriate records. Such determination will be binding upon the Company and all Eligible Participants.

~~12.~~11. RESTRICTIONS ON ISSUANCES

~~12.1~~11.1 Share Units may be granted by the Company in accordance with this Plan provided the aggregate number of Company Shares reserved for issuance at the time of grant of Share Units: (i) pursuant to the Plan, shall not exceed 5% of the number of issued and outstanding Company Shares at such time, and (ii) when combined with the Company Shares reserved for issuance under any other Security Based Compensation Arrangement of the Company, shall not exceed 9% of the number of issued and outstanding Company Shares at such time, provided in each case that Company Shares reserved for issuance pursuant to Share Units which are redeemed or surrendered, cancelled or terminated without having been redeemed will again be available for issuance under the Plan ~~and also provided that the~~ . No Company Shares ~~underlying~~ need to be reserved for awards of Share Units for which ~~are redeemed for~~ the form of payout set out in the applicable Grant Agreement is only cash~~, Company Shares or a combination of cash and Company Shares will again be available for issuance under this Plan.~~ .

~~12.2~~11.2 The maximum number of Company Shares issuable to Insiders pursuant to Section 6.1 of the Plan, together with any Company Shares issuable pursuant to any other Security Based Compensation Arrangement, at any time, shall not exceed 9% of the total number of outstanding Company Shares. The maximum number of Company Shares that may be issued to Insiders pursuant to Section 6.1 of the Plan, together with any Company Shares that may be issued to Insiders pursuant to any other Security Based Compensation Arrangement, within any 12 -month period, shall not exceed 9% of the total number of outstanding Company Shares.

~~12.3~~11.3The number of Company Shares issuable to Non-Employee Directors of the Company collectively pursuant to Section 6.1 of the Plan, together with any Company Shares issuable pursuant to any other Security Based Compensation Arrangement, at any time shall not exceed 1% of the total number of outstanding Company Shares. The number of Share Units granted to Non-Employee Directors under the Plan, in combination with all other equity awards granted to Non-Employee Directors under any other Security Based Compensation Arrangement, shall be limited to an annual equity award value (based on grant date fair value as determined by the Plan Administrator) of $150,000 per non-Employee Director, provided that the total annual equity award value (based on grant date fair value as determined by the Plan Administrator) of stock options issuable to any Non-Employee Director shall not exceed $100,000. For clarity, one-time initial grants made to new directors joining the Board and any Option or Full Value Award granted in lieu of cash fees at an equivalent amount to the value of cash fees given up do not count towards the $100,000 and $150,000 limits outlined above.

B-18 | Page	| 2023 Information Circular

~~13.~~12. AMENDMENT, SUSPENSION OR TERMINATION OF THE PLAN

~~13.1~~12.1Subject to the provisions herein, the Plan may be amended, suspended or terminated at any time by the Plan Administrator in whole or in part. No amendment of the Plan shall, without the consent of the Eligible Participants affected by the amendment, or unless required by Applicable Law, adversely affect the rights accrued to such Eligible Participants with respect to Share Units granted prior to the date of the amendment.

~~13.2~~12.2 The Company may, without notice, at any time and from time to time, and without shareholder approval, amend the Plan or any provisions thereof in such manner as the Company, in its sole discretion, determines appropriate, including, without limitation:

(a) for the purposes of making formal minor or technical modifications to any of the provisions of the Plan;

(b) to correct any ambiguity, defective provision, error or omission in the provisions of the Plan;

(c) to change the vesting provisions and/or the termination provisions applicable to Share Units, provided that such change does not entail an extension of the Expiry Date of the Share Units beyond the original Expiry Date of the Share Units;

(d) to make the amendments contemplated by Section 16.1(f);

(e) to make any amendments necessary or advisable because of any change in Applicable Law; or

(f) to make amendments in connection with a Change of Control to assist Eligible Participants to tender underlying Company Shares to, or participate in, the actual or potential event or to obtain the advantage of holding the underlying Company Shares during such event and to terminate, following the successful completion of such event, on such terms as it sees fit, the Share Units not redeemed prior to the successful completion of such event, provided, however, that:

(g) no such amendment of the Plan may be made without the consent of each affected Eligible Participant in the Plan if such amendment would adversely affect the rights of such affected Eligible Participant(s) under the Plan; and

(h) shareholder approval shall be obtained in accordance with the requirements of the TSX for any amendment that results in:

(i) any increase in the number of Company Shares reserved for issuance under this Plan or the maximum number of Company Shares available for issuance pursuant to the Plan;

(ii) the cancellation and re-issuance of Share Units;

(iii) the extension of the term of a Share Unit beyond the original Expiry Date;

(iv) the removal or exceeding of the limitation on Non-Employee Directors prescribed in Section 11.3 of the Plan;

(v) permitting Share Units to be transferable or assignable other than for normal estate settlement purposes pursuant to Section 15.2;

(vi) the removal or exceeding of the Insider participation limits set out in Section 11.2; or

B-19 | Page	| 2023 Information Circular

(vii) an amendment to the amendment provisions of the Plan contained in this Section 12.

~~13.3~~12.3 If the Company terminates the Plan, Share Units previously credited shall, at the discretion of the Plan Administrator, either (a) be settled immediately in accordance with the terms of the Plan in effect at such time, or (b) remain outstanding and in effect and settled in due course in accordance with the applicable terms and conditions, in either case without shareholder approval.

~~14.~~13. ADMINISTRATION

~~14.1~~13.1 The Plan shall be administered by the Plan Administrator subject to Applicable Laws. The Plan Administrator shall have full and complete authority to interpret the Plan, to prescribe such rules and regulations and to make such other determinations as it deems necessary or desirable for the administration of the Plan. Subject to Section 10.6, all actions taken and decisions made by the Plan Administrator shall be final, conclusive and binding on all parties concerned, including, but not limited to, the Eligible Participants and their beneficiaries and legal representatives, each subsidiary of the Company and the Company. All expenses of administration of the Plan shall be borne by the Company.

~~14.2~~13.2 The Company shall keep or cause to be kept such records and accounts as may be necessary or appropriate in connection with the administration of the Plan and the discharge of its duties. At such times as the Company shall determine, the Company shall furnish the Eligible Participant with a statement setting forth the details of his or her Share Units including the Grant Date and the Vested Share Units and unvested Share Units held by each Eligible Participant. Such statement shall be deemed to have been accepted by the Eligible Participant as correct unless written notice to the contrary is given to the Company within 30 days after such statement is given to the Eligible Participant.

~~14.3~~13.3 The Company may, at its discretion, appoint one or more persons or companies to provide services in connection with the Plan including without limitation, administrative and record-keeping services.

~~15.~~14. BENEFICIARIES AND CLAIMS FOR BENEFITS

~~15.1~~14.1 Subject to the requirements of Applicable Law, an Eligible Participant may designate in writing a Beneficiary to receive any benefits that are payable under the Plan upon the death of such Eligible Participant. An Eligible Participant may, subject to Applicable Law, change such designation from time to time. Such designation or change shall be in such form and executed and filed in such manner as the Company may from time to time determine.

~~16.~~15. GENERAL

~~16.1~~15.1 The transfer of an Employee from the Company to a subsidiary of the Company, from a subsidiary of the Company to the Company or from a one subsidiary of the Company to another subsidiary of the Company shall not be considered a termination of employment for the purposes of the Plan, nor shall it be considered a termination of employment if an Eligible Participant is placed on such other leave of absence which is considered by the Company as continuing intact the employment relationship.

~~16.2~~15.2 The Plan shall enure to the benefit of and be binding upon the Company, its successors and assigns. The interest of any Eligible Participant under the Plan or in any Share Unit shall not be transferable or assignable other than by operation of Applicable Law, except, if and on such terms as the Company may permit, to a spouse or minor children or grandchildren or a personal holding company or family trust controlled by an Eligible Participant, the sole shareholders or beneficiaries of which, as the case may be, are any combination of the Eligible Participant, the Eligible Participant's spouse, the Eligible Participant's minor children or the Eligible Participant's minor grandchildren, and after his or her lifetime shall enure to the benefit of and be binding upon the Eligible Participant's beneficiary, on such terms and conditions as are appropriate for such transferees to be included in the class of transferees who may rely on a Form S-8 registration statement under the Securities Act to sell Company Shares received pursuant to the Share Unit.

B-20 | Page	| 2023 Information Circular

~~16.3~~15.3 The Company's grant of any Share Units or issuance of any Company Shares hereunder is subject to compliance with Applicable Law applicable thereto. As a condition of participating in the Plan, each Eligible Participant agrees to comply with all Applicable Law and agrees to furnish to the Company or a subsidiary of the Company all information and undertakings as may be required to permit compliance with Applicable Law.

~~16.4~~15.4 An Eligible Participant shall not have the right or be entitled to exercise any voting rights, receive any distribution or have or be entitled to any other rights as a shareholder of the Company in respect of any Share Units.

~~16.5~~15.5 Neither designation of an Employee as an Eligible Participant nor the grant of any Share Units to any Eligible Participant entitles any Eligible Participant to the grant, or any additional grant, as the case may be, of any Share Units under the Plan. ~~Neither~~ Nothing contained in the Plan ~~nor~~ will confer upon or imply in favour of any ~~action taken thereunder shall~~ Eligible Participant any right to continued employment or service with the Company or interfere in any way with ~~the right of~~ the ~~Company or a subsidiary~~right of the Company to lawfully terminate ~~an~~the Eligible Participant's employment, or service ~~under contract,~~ at any time~~. Neither any period of notice, if any, nor any payment in lieu thereof, upon termination of employment, wrongful or otherwise, shall be considered as extending the period of employment for~~ pursuant to the ~~purposes of the Plan.~~arrangements pertaining to same.

~~16.6~~15.6 Participation in the Plan shall be entirely voluntary and any decision not to participate shall not affect any Employee's employment or any consultant's contractual relationship with the Company or a subsidiary of the Company.

~~16.7~~15.7 The Plan shall be an unfunded obligation of the Company. Neither the establishment of the Plan nor the grant of any Share Units or the setting aside of assets by the Company (if, in its sole discretion, it chooses to do so) shall be deemed to create a trust. The right of the Eligible Participant or Beneficiary to receive a payout pursuant to the Plan shall be no greater than the right of other unsecured creditors of the Company.

~~16.8~~15.8 This Plan is established under the laws of the Province of British Columbia and the rights of all parties and the construction of each and every provision of the Plan and any Share Units granted hereunder shall be construed according to the laws of the Province of British Columbia.

~~17.~~16. SECTION 409A

~~17.1~~16.1 It is intended that the provisions of this Plan comply with Section 409A, and all provisions of this Plan shall be construed and interpreted in a manner consistent with the requirements for avoiding taxes or penalties under Section 409A. Notwithstanding anything in the Plan to the contrary, the Company may provide in the applicable Grant Agreement with respect to Share Units granted to Eligible Participants whose benefits under the Plan are or may become subject to Section 409A, such terms and conditions as may be required for compliance with Section 409A. In addition, the following will apply to the extent that an Eligible Participant's Share Units are subject to Section 409A:

(a) Except as permitted under Section 409A, any Share Units, or payment with respect to Share Units, may not be reduced by, or offset against, any amount owing by the Eligible Participant to the Company or a subsidiary of the Company.

(b) If an Eligible Participant otherwise would become entitled to receive payment in respect of any Share Units as a result of his or her ceasing to be an Employee, a Service Provider or Director, any payment made on account of such person ceasing to be an Employee or Service Provider shall be made at that time only if the Eligible Participant has experienced a "separation from service" (within the meaning of Section 409A).

(c) If an Eligible Participant is a "specified employee" (within the meaning of Section 409A) at the time he or she otherwise would be entitled to payment as a result of his or her separation from service, any payment that otherwise would be payable during the six-month period following such separation from service will be delayed and shall be paid on the first day of the seventh month following the date of such separation from service or, if earlier, the Eligible Participant's date of death.

B-21 | Page	| 2023 Information Circular

(d) An Eligible Participant's status as a specified employee shall be determined by the Company as required by Section 409A on a basis consistent with the regulations under Section 409A and such basis for determination will be consistently applied to all plans, programs, contracts, agreements, etc. maintained by the Company that are subject to Section 409A.

(e) Each Eligible Participant, any beneficiary or the Eligible Participant's estate, as the case may be, is solely responsible and liable for the satisfaction of all taxes and penalties that may be imposed on or for the account of such Eligible Participant in connection with this Plan (including any taxes and penalties under Section 409A), and neither the Company nor any subsidiary of the Company or affiliate shall have any obligation to indemnify or otherwise hold such Eligible Participant or beneficiary or the Eligible Participant's estate harmless from any or all of such taxes or penalties.

(f) If and to the extent that Share Units would otherwise become payable upon a Change of Control, such payment will occur at that time only if such Change of Control also constitutes a "change in ownership", a "change in effective control" or a "change in the ownership of a substantial portion of the assets of the Company" as defined under Section 409A and applicable regulations (a "409A Change in Control"). If a Change of Control that is not also a 409A Change in Control, unless otherwise permitted under Section 409A the time for the payment of Share Units will not be accelerated and will be payable pursuant to the terms of the Plan and applicable Grant Agreement as if such Change of Control had not occurred.

(g) In the event that the Plan Administrator determines that any amounts payable under the Plan will be taxable to an Eligible Participant under Section 409A prior to payment to such Eligible Participant of such amount, the Company may (i) adopt such amendments to the Plan and Share Units and appropriate policies and procedures, including amendments and policies with retroactive effect, that the Plan Administrator determines necessary or appropriate to preserve the intended tax treatment of the benefits provided by the Plan and Grant Agreement and/or (ii) take such other actions as the Company determines necessary or appropriate to avoid or limit the imposition of an additional tax under Section 409A.

(h) In the event the Company terminates the Plan in accordance with Section 12.3, the time and manner of payment of amounts that are subject to 409A will be made in accordance with the rules under Section 409A. The Plan will not be terminated except as permitted under Section 409A. No change to the termination provisions of Share Units or the Plan pursuant to Section ~~12.2(d)~~ 12.2(d)will be made except as permitted under Section 409A.

EFFECTIVE DATE: ~~[●], 2020~~June 1, 2023

B-22 | Page	| 2023 Information Circular

APPENDIX C - BOARD OF DIRECTOR COMMITTEE MANDATES

Corporate Governance and Nominating Committee

The Board's Corporate Governance and Nominating Committee periodically reviews the size of the Board and any possible requirement for an increase or decrease in members of the Board. It also recruits and reviews candidates for the position of director and selects the most appropriate candidates for submission to the Board as a whole for consideration as a potential director nominee. Responsibilities of the Corporate Governance and Nominating Committee include:

(a) recommending to the Board the criteria for Board membership. In making its recommendation, the Committee considers the competencies and skills that the Board, as a whole, should possess and the competencies and skills of each current director. The Committee reviews with the Board, on an annual basis, the requisite skills and criteria for Board members as well as the composition and size of the Board as a whole in order to ensure that the Board has the requisite expertise, that its membership consists of persons with sufficiently diverse and independent backgrounds, and that its membership consists of an appropriate mix of executive and independent directors;

(b) identifying and recommending to the Board individuals qualified to become Board members, consistent with the criteria approved by the Board. The Committee also recommends to the Board the nominees for election as directors at any meeting of Shareholders and the persons to be appointed by the Board to fill any vacancies on the Board;

(c) recommending to the Board corporate governance and ethics principles and policies that are applicable to the Company. The Committee monitors legislation, regulatory policies and best industry practices dealing with corporate governance and, from time to time as it deems appropriate, reviews and reassesses the adequacy of the Company's corporate governance principles and practices and recommends any proposed changes to the Board;

(d) considering questions of independence and possible conflicts of interest of members of the Board and of senior managers and making recommendations regarding such matters to the Board, including the criteria for determining director independence;

(e) annually recommending assignments to committees of the Board, including recommendations as to the chairperson of committees of the Board, reviewing and making recommendations to the Board concerning the types, duties, functions, size and operation of committees of the Board, reviewing the adequacy of all Board committee charters and making recommendations to the Board for any changes to such charters;

(f) annually overseeing the evaluation of the Board and its committees to determine whether the Board, its members and its committees are functioning effectively and determining the nature of evaluation, supervising the conduct of evaluation and preparing an assessment of performance of the Board and its committees, to be discussed with the Board;

(g) considering diversity and representation of women on the Board;

(h) managing Board and committee succession planning;

(i) review, monitor and make recommendations to the Board regarding the orientation and education of directors; and

(j) monitoring communications with Shareholders regarding matters of corporate governance.

C-1 | Page	| 2023 Information Circular

The Corporate Governance and Nominating Committee, composed of three independent directors, Dawn Moss (chair), Judith Mosely, and Gordon J. Fretwell. All of the members of the Corporate Governance and Nominating Committee are financially literate and each have acted and continue to act as directors of numerous public and private companies and have therefore been involved in governance issues for such companies. The skills and experience possessed by members of the Corporate Governance and Nominating Committee acquired as a result of their lengthy and extensive business careers enable them to make decisions on the suitability of the Company's governance policies and practice.

The Board recognizes that gender diversity is a significant aspect of board diversity and acknowledges the important role that women with appropriate and relevant skills and experience play in contributing to diversity of perspective and effectiveness in the boardroom. The Board has a Diversity Policy which is available on the Company's website.

The objective of the Diversity Policy is to promote better performance and effective decision-making by considering only candidates who are highly qualified based on their experience, functional expertise and personal skills and qualities; considering gender diversity and representation of women on the Board; considering other diversity criteria including geographical representation, education, experience, ethnicity, and age; and in addition to its own searches, as and when appropriate from time to time, engage qualified independent external advisors to conduct a search for candidates who meet the Board's and the Company's criteria.

The Company has not adopted any targets for the number of women in executive officer positions, but the adopted Diversity Policy does provide guidance as to various diversity considerations in the future appointment of executive officers. The Company had previously set an aspirational target of 20% representation of women on the Board, which was achieved following the appointment of Dawn Moss in September 2021. Following Mr. Fretwell's decision to not stand for reappointment, following the Meeting the Board will have two female directors out of a total of six, for 33% representation of the Board. The Company still considers diversity as very important and as such for each director vacancy being filled, the Company shall ensure that the candidate pool considers women regardless of whether the search is conducted solely by the Company or through an external advisor. The Corporate Governance and Nominating Committee assess diversity annually, or on an as needed basis to ensure that the Diversity Policy is being effectively implemented.

Despite having female members of senior management in the past, as of December 31, 2022, we did not have any female executive officers, as a result of the management turnover over the past few years. Management of the Company understands that diversity in the executive team is a strength and is focused on diversifying its management team when opportunities present themselves, which is evidenced by the recruitment of Ms. Muhr as an Investor Relations Advisor to the Company in January 2023 who fulfills the function of an executive of the Company albeit on a part time basis.

The Company has also not set mandatory age or term limits for its directors or senior officers as it focuses on measurable performance rather than employing arbitrary age thresholds which are of dubious legality considering discrimination laws.

The Company's Code of Ethics as set out in the Corporate Governance Manual, provides a framework for undertaking ethical conduct in employment. Under the Code of Ethics, the Company will not tolerate any form of discrimination or harassment in the workplace.

See Section VI - Corporate Governance and Nominating Committee Mandate, respectively, in the Company's Corporate Governance Manual on the Company's website.

Compensation Committee

Responsibilities of the Compensation Committee include:

(a) recommending to the Board the form and amount of compensation to be paid by the Company to directors for service on the Board and on Board committees. The Committee reviews director compensation at least annually;

(b) annually reviewing the Company's base compensation structure and the Company's incentive compensation and security-based compensation arrangements and recommending changes in or additions to such structure and plans to the Board as needed;

(c) recommending to the Board the annual base compensation of the Company's executive officers and senior managers (collectively the "Officers");

(d) recommending to the Board the range of increase or decrease in the annual base compensation for non-Officer personnel providing services to the Company;

(e) recommending to the Board annual corporate goals and objectives under any incentive compensation plan adopted by the Company for Officers and non-Officer personnel providing services to the Company and establishing incentive compensation participation levels for Officers and non-Officer personnel providing services to the Company under any such incentive compensation plan. In determining the incentive component of compensation, the Committee will consider the Company's performance and relative shareholder return, the values of similar incentive at comparable companies and the awards given in past years;

(f) evaluation of the performance of Officers generally and in light of annual corporate goals and objectives under any incentive compensation plan and recommending to the Board the incentive compensation payable to Officers under any such incentive compensation plan;

(g) periodic review with the Chairman and CEO their assessments of corporate officers and senior managers and succession plans, and, in addition, making recommendations to the Board regarding appointments of officers and senior managers;

(h) oversight of performance evaluation and incentive compensation of non-Officer personnel providing services to the Company;

(i) consider the Company's share ownership guidelines, if any, on an annual basis and recommend any changes to the Company's share ownership guidelines to the Board for approval. The Committee shall also periodically review the shareholdings of Company Officers and Directors relative to any share ownership guidelines established by the Board;  and

(j) administration of the Company's Share Option Plan and Share Unit Plan.

The Compensation Committee was composed of three independent directors, Gordon J. Fretwell (Chair), Dawn Moss and Michael Price. All of the members of the Compensation Committee are financially literate and each have acted and continue to act as directors of numerous public and private companies and have therefore been involved in compensation issues for such companies. The skills and experience possessed by members of the Compensation Committee acquired through their lengthy and extensive business careers enable them to make decisions on the suitability of the Company's compensation policies and practice.

The Compensation Committee Mandate is included within Section VII - Compensation Committee Mandate in the Company's Corporate Governance Manual, on the Company's website.

Audit Committee

The Audit Committee Mandate is included within Section V - Audit Committee Mandate in the Company's Corporate Governance Manual, which is available on the Company's website.

At December 31, 2022, the Audit Committee was composed of three independent directors, Greg Martin (Chair), Gordon J. Fretwell and Judith Mosely. Greg Martin would be considered a financial expert and, all the members of the Audit Committee are financially literate.

See the section entitled "Audit Committee, Code of Ethics, Accountant Fees and Exemptions" in the Company's most recent Annual Information Form, filed under the Company's SEDAR profile at www.sedar.com on March 28, 2023 for further information, including the relevant education and experience of each member of the Audit Committee.

Each member of the Audit Committee has:

(a) an understanding of the accounting principles used by the Company to prepare its financial statements, and the ability to assess the general application of those principles in connection with estimates, accruals and reserves;

(b) experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can be reasonably expected to be raised by the issuer's financial statements, or experience actively supervising individuals engaged in such activities; and

(c) an understanding of internal controls and procedures for financial reporting.

The Board, through the Audit Committee, is responsible for the integrity of the internal control and management information systems of the Company. The Audit Committee meets at least quarterly to review quarterly financial statements and management's discussion and analysis and meets at least once annually with the Company's external auditor. The Audit Committee discusses, among other things, the annual audit, the adequacy and effectiveness of the Company's internal control and management information systems and management's discussion and analysis and reviews the annual financial statements with the external auditor.

The Board does not have a committee dedicated to cyber security exposures, but through its mandate over risk assessment the Audit Committee is responsible for the oversight of this area of risk. As the perceived and real threat of such risk grows in magnitude each year, the Audit Committee has required management to implement cyber security training, use external consultants to review the security of our information systems, and maintain ongoing security testing of all key IT systems.

Sustainability Committee

The Sustainability Committee's mandate is included within Section VIII - Sustainability Committee Mandate in the Company's Corporate Governance Manual, which is available on the Company's website.

The Sustainability Committee is composed of three independent directors, Judith Mosely (Chair), Dawn Moss, and Greg Martin following his appointment to the Board in June 2022. The Sustainability Committee invites the appropriate representatives of senior and mid-level management to its meetings to ensure that directives are well understood and implemented at the appropriate levels within the organization.

The Board, through the Sustainability Committee, is responsible for monitoring and reviewing health, safety, environmental and CSR risks, ensuring the Company's compliance with applicable legal and regulatory requirements, and supporting the furtherance of the Company's commitment to a healthy and safe work environment, environmentally sound resource development and community relationships. The Sustainability Committee meets at least quarterly to review reports by management on health, safety, environmental and corporate social responsibility matters. The Sustainability Committee will regularly review and make recommendations in regard to the Company's Sustainability policies and assesses the health, safety, environment and community management procedures and recommends improvements. Any Sustainability incidents are to be reported to the Board as appropriate.

Sustainability is at the core of the Company's business strategy. The Company believes that a comprehensive sustainability strategy is integral to meeting its strategic objectives. For further information, see the section entitled "Environmental, Social and Corporate Governance ("ESG")" in the Company's most recent Annual Information Form, filed under the Company's SEDAR profile at www.sedar.com on March 28, 2023.

APPENDIX D - CHANGE OF AUDITOR REPORTING PACKAGE

TO: British Columbia Securities Commission

Alberta Securities Commission

Saskatchewan Financial Services Commission

Manitoba Securities Commission

Ontario Securities Commission

Nova Scotia Securities Commission

New Brunswick Securities Commission

Prince Edward Island Securities Office

Securities Commission of Newfoundland and Labrador

Northwest Territories Registrar of Securities

Yukon Registrar of Securities

Nunavut Registrar of Securities

NOTICE OF CHANGE OF AUDITORS

RE: Notice Regarding Change of Auditor pursuant to National Instrument 51-102 - Continuous Disclosure Obligations ("NI 51-102")

Notice is hereby given pursuant to Section 4.11 of NI 51-102, of a change in the auditor for Galiano Gold Inc. (the "Company") from KPMG (the "Former Auditor") to Ernst & Young (the "Successor Auditor").

The Former Auditor has resigned effective April 11, 2023. The board of directors of the Company (the "Board") have appointed the Successor Auditor effective April 11, 2023. The Company is grateful to KPMG for its past services to the Company.

There have been no reservations contained in the Former Auditor's reports on any of the Company's audited financial statements, and no reportable events between the Company and the Former Auditor.

In accordance with NI 51-102, this Notice of Change of Auditor, together with the required letters from the Former Auditor and the Successor Auditor (collectively, the "Reporting Package"), has been reviewed and approved by the Board, and the Reporting Package has been filed on SEDAR.

GALIANO GOLD INC.

/s/ Matthew Freeman
______________________
Matthew Freeman, Chief Financial Officer

Dated April 11, 2023

KPMG LLP Chartered Professional Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone (604) 691-3000 Fax (604) 691-3031 Internet www.kpmg.ca

To:

British Columbia Securities Commission

Alberta Securities Commission

Saskatchewan Financial Services Commission

Manitoba Securities Commission

Ontario Securities Commission

Nova Scotia Securities Commission

New Brunswick Securities Commission

Prince Edward Island Securities Office

Securities Commission of Newfoundland and Labrador

Northwest Territories Registrar of Securities

Yukon Registrar of Securities

Nunavut Registrar of Securities

April 11, 2023

Dear Sir/Madam

Re: Notice of Change of Auditors of Galiano Gold Inc.

We have read the Notice of Galiano Gold Inc. dated April 11, 2023 and are in agreement with the statements contained in such Notice.

Yours very truly,

/s/ KPMG LLP

Chartered Professional Accountants

April 11, 2023

KPMG LLP, an Ontario limited liability partnership and member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.  KPMG Canada provides services to KPMG LLP.

Ernst & Young LLP The Stack 1134 Melville St Suite 1900 Vancouver, BC V6E 4E5	Tel: +1 604 891 8200 Fax: +1 604 643 5422 ey.com

April 12, 2023

British Columbia Securities Commission

Alberta Securities Commission

Saskatchewan Securities Commission

Manitoba Securities Commission

Ontario Securities Commission

New Brunswick Securities Commission

Nova Scotia Securities Commission

Prince Edward Island Securities Office

Securities Commission of Newfoundland and Labrador

Northwest Territories Registrar of Securities

Yukon Registrar of Securities

Nunavut Registrar of Securities

Dear Sirs/Mesdames:

Re: Galiano Gold Inc.

 Change of Auditor Notice dated April 11, 2023

Pursuant to National Instrument 51-102 (Part 4.11), we have read the above-noted Change of Auditor Notice and confirm our agreement with the information contained in the Notice pertaining to our firm.

Yours sincerely,

Ernst & Young LLP

A member firm of Ernst & Young Global Limited

QUESTIONS MAY BE DIRECTED TO THE PROXY SOLICITOR

NORTH AMERICAN TOLL-FREE

1-877-452-7184

Collect calls outside North America

416-304-0211

Email: assistance@laurelhill.com

YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY